    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 8, 1999

                                                REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         THE PEPSI BOTTLING GROUP, INC.

             (Exact Name of Registrant as Specified in Its Charter)

               DELAWARE                                  2086                                 13-4038356
   (State or other jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
    incorporation or organization)           Classification Code Number)                Identification Number)

                                 ONE PEPSI WAY
                                SOMERS, NY 10589
                                 (914) 767-6000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                               PAMELA C. MCGUIRE

              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                         THE PEPSI BOTTLING GROUP, INC.
                                 ONE PEPSI WAY
                                SOMERS, NY 10589
                                 (914) 767-7982
                            ------------------------

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

    WINTHROP B. CONRAD, JR.            LAWRENCE F. DICKIE                MATTHEW J. MALLOW
     DAVIS POLK & WARDWELL                PEPSICO, INC.            SKADDEN, ARPS, SLATE, MEAGHER
     450 LEXINGTON AVENUE            700 ANDERSON HILL ROAD                 & FLOM LLP
   NEW YORK, NEW YORK 10017         PURCHASE, NEW YORK 10577             919 THIRD AVENUE
        (212) 450-4000                   (914) 253-2950            NEW YORK, NEW YORK 10022-3897
                                                                          (212) 735-3000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                     PROPOSED MAXIMUM
                                                                                        AGGREGATE           AMOUNT OF
                  TITLE OF CLASS OF SECURITIES TO BE REGISTERED                     OFFERING PRICE (1)   REGISTRATION FEE
Common stock, par value $.01 per share............................................    $1,000,000,000         $278,000

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED JANUARY 8, 1999
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS                                                                [LOGO]

                                          SHARES
                         THE PEPSI BOTTLING GROUP, INC.
                                  COMMON STOCK

                               ------------------

    This is The Pepsi Bottling Group, Inc.'s initial public offering of common stock.

    We expect the public offering price to be between $    and $    per share.
Currently, no public market exists for the common stock. After pricing of the offering, we expect that the common stock will trade on the New York Stock Exchange under the symbol "PBG."

    INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

                             ---------------------

                                                                 PER SHARE    TOTAL
                                                                 ---------  ---------
Public Offering Price..........................................  $          $
Underwriting Discount..........................................  $          $
Proceeds, before expenses, to The Pepsi Bottling Group, Inc....  $          $

    The underwriters may also purchase up to an additional       shares of
common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Merrill Lynch & Co. is acting as book-running lead manager for the offering. Merrill Lynch & Co. and Morgan Stanley & Co. Incorporated are acting as joint lead managers. The shares of common stock will be ready for delivery in New
York, New York on or about             , 1999.

                            ------------------------

                              JOINT LEAD MANAGERS

MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER
                                ---------------

               The date of this prospectus is             , 1999.

       [PHOTOGRAPHS OF PBG'S OPERATIONS AND PRODUCTS TO BE INCLUDED HERE]

                  [MAP OF PBG TERRITORIES TO BE INCLUDED HERE]

                               TABLE OF CONTENTS

                                                                                                   PAGE
                                                                                                -----------
Summary.......................................................................................           5
Risk Factors..................................................................................          11
Transaction Rationale and Separation of PBG from PepsiCo......................................          18
Use of Proceeds...............................................................................          20
Dividend Policy...............................................................................          20
Capitalization................................................................................          21
Selected Combined Historical and Pro Forma Financial Data.....................................          22
Management's Discussion and Analysis of Results of Operations and Financial Condition.........          24
Business......................................................................................          34
Management....................................................................................          49
Relationship with PepsiCo and Certain Transactions............................................          56
Principal Stockholder.........................................................................          61
Description of Capital Stock..................................................................          62
Shares Eligible for Future Sale...............................................................          66
Certain United States Federal Tax Considerations for Non-U.S. Holders of Common Stock.........          68
Underwriting..................................................................................          70
Legal Matters.................................................................................          73
Experts.......................................................................................          73
Additional Information........................................................................          73
Index to Financial Statements.................................................................         F-1

                            ------------------------

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about The Pepsi Bottling Group, Inc., including, among other things:

    - our anticipated growth strategies,

    - competition in the beverage industry,

    - our continuing relationship with PepsiCo, Inc.,

    - anticipated trends in the beverage industry,

    - social, political and economic situations in foreign countries where we have operations, and

    - our ability to continue to control costs.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                        CERTAIN TERMS AND INDUSTRY DATA

    As used in this prospectus, the term "equivalent case" refers to 192 ounces of finished beverage product (24 eight ounce servings) and, when applied to syrup, the amount of syrup required to produce 192 ounces of finished beverage product. The term "raw case" refers to the actual physical number of cases. The volume contained in each physical case of product may differ because our products come in different package sizes.

    References to "North America" in this prospectus include the United States and Canada, but exclude Mexico.

    Our fiscal year ends on the last Saturday in December and generally consists of 52 weeks, though certain of our fiscal years will consist of 53 weeks. This last occurred in 1994 and will next occur in 2000. All references to our fiscal years 1993 through 1997 are to the fiscal years ended December 25, 1993, December 31, 1994, December 30, 1995, December 28, 1996 and December 27, 1997, respectively. Each of the first three quarters of our fiscal years consists of 12 weeks and the fourth quarter consists of 16 or 17 weeks. References to thirty-six weeks in 1997 and 1998 refer to the thirty-six weeks ended September 6, 1997 and September 5, 1998, respectively.

    The term "Pepsi-Cola beverages" includes not only beverages bearing the PEPSI-COLA or PEPSI trademarks, but also other brands licensed to us by PepsiCo and PepsiCo's joint ventures, such as MOUNTAIN DEW, AQUAFINA, LIPTON BRISK and STARBUCKS FRAPPUCCINO.

    References to the term "Pepsi Beverage Agreements" refer to the Master Bottling Agreement we have with PepsiCo for cola products in the United States as well as the agreements we have with PepsiCo relating to non-cola products and fountain syrup in the United States and similar agreements relating to Pepsi-Cola beverages in Canada, Spain, Greece and Russia.

                                    SUMMARY

    This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully. In this prospectus, "PBG," "we," "us" and "our" refer to The Pepsi Bottling Group, Inc. and where appropriate, to our principal operating subsidiary, Bottling Group, LLC, which we refer to as "Bottling LLC." "PepsiCo" refers to PepsiCo, Inc. and its consolidated subsidiaries.

                         THE PEPSI BOTTLING GROUP, INC.

    The Pepsi Bottling Group, Inc. is the world's largest manufacturer, seller and distributor of carbonated and non-carbonated Pepsi-Cola beverages, accounting for 54% of the Pepsi-Cola beverages sold in North America and 32% worldwide. We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of 39 states, the District of Columbia, eight Canadian provinces, Spain, Greece and Russia. Approximately 93% of our volume is sold in North America.

    The brands we sell are some of the best recognized trademarks in the world and include PEPSI-COLA, DIET PEPSI, MOUNTAIN DEW, LIPTON BRISK, LIPTON'S ICED TEA, 7UP (outside the U.S.), PEPSI MAX, PEPSI ONE, SLICE, MUG, AQUAFINA, STARBUCKS FRAPPUCCINO and MIRINDA, which we bottle under licenses from PepsiCo or PepsiCo joint ventures. In some of our territories, we also have the right to manufacture, sell and distribute soft drink products of other companies, including DR PEPPER and 7UP (in the U.S.). During the period from 1992 through 1997, the volume of Pepsi-Cola beverages sold in our U.S. territories grew at a compound annual rate of approximately 4%.

    In the U.S. in 1997, the Pepsi-Cola beverages we sell had a 31% share of the carbonated soft drink market as compared to the brands of The Coca-Cola Company ("Coca-Cola"), which had a 44% share. However, excluding fountain sales, where the consumer typically does not have a choice due to exclusive agreements, the market share difference narrowed significantly, with Pepsi-Cola beverages having 25% and Coca-Cola brands having 28%, according to our estimates. In convenience and gas stores, where retail pricing, packaging and presentation are generally similar among brands, and therefore consumers are free to choose based on brand preference and taste, Pepsi-Cola beverages had the leading share, with 40%, as compared to 36% for Coca-Cola brands.

    Our products are delivered through an extensive direct-to-store distribution system. Our North American distribution system utilizes approximately 7,000 trucks and covers over 7,400 routes. Working seven days a week, our sales force sells and delivers over 100 million eight ounce servings per day. Our products are produced in 72 manufacturing facilities worldwide.

    Our management team has substantial experience in the soft drink bottling business and a proven operating record with respect to manufacturing operations, sales, distribution and financial management. For example, Craig Weatherup, our Chairman and Chief Executive Officer, has over 24 years of experience in the beverage industry and our 11 field operations managers have an average of nearly 15 years of experience in the beverage business.

    With our strong portfolio of global brands, broad range of products, extensive distribution system, scale in operations, experienced management team and close relationship with PepsiCo, we expect to continue to be a leader in the liquid refreshment beverage industry.

    THE LIQUID REFRESHMENT BEVERAGE INDUSTRY

    We believe we are well positioned to capitalize on trends in the liquid refreshment beverage industry. Liquid refreshment beverage annual retail sales in 1997 were more than $72 billion in North America, and included carbonated soft drink products, as well as non-carbonated beverages sold in bottles and cans, such as waters, shelf-stable juices and juice drinks, sports drinks and tea and coffee drinks. This industry does not include alcoholic or dairy beverages or waters, coffees or teas that are not packaged and ready-to-drink. In this industry, the owners of beverage brands either manufacture and sell products themselves or appoint bottlers to sell, distribute and, in some cases, manufacture these products pursuant to licenses.

    We believe that the following are the significant trends in the industry:

    - GROWTH IN BEVERAGE SALES. Liquid refreshment beverage sales have grown in recent years and this growth is expected to continue. From 1992 to 1997, average annual equivalent case sales of liquid refreshment beverages in the U.S. increased 4%.

    - CHANGES IN LIFESTYLE. The emergence of an "on-the-go" lifestyle in developed countries has resulted in increased dining out and demand for ready-to-drink beverages instead of drinks prepared at home. In addition, consumers are demanding packages that are easy to carry, close and reuse and that are available at convenient locations. To meet these needs, bottlers are focusing on expanding the availability of cold beverages sold for immediate consumption and are also developing innovations in packaging and new products.

    - CONSOLIDATION OF BOTTLERS. The bottling industry has experienced significant consolidation in recent years. The reasons for this consolidation are the need to generate economies of scale and cost savings and the need to better sell to and service large regional and national accounts, such as supermarkets, restaurants and mass merchandisers, which have themselves been consolidating. Consolidation has also been driven by the estate planning needs of family-owned independent bottlers and competitive pressures to invest in manufacturing, distribution and information systems. We believe that these factors will result in continued consolidation of the bottling industry.

    - INCREASE IN INTERNATIONAL OPPORTUNITIES. Given the relatively low per capita consumption levels of carbonated soft drinks outside North America, there are significant growth opportunities. As a result, bottlers in international markets are increasingly focused on opportunities to grow through expansion of their distribution channels and product and packaging innovation.

    STRATEGY

    Our strategy is intended to capitalize on the key trends in the beverage industry as well as our strengths, which include our broad portfolio of global brands supported by PepsiCo's marketing programs, an extensive range of products, an effective distribution system, scale in operations and purchasing and an experienced management team.

    We have designed our strategy to enable us to achieve our goals of growing our cash flow, earning a return on our investments in excess of our cost of capital and increasing our market share. The key elements of our strategy include:

    - INCREASE COLD DRINK AVAILABILITY. We intend to continue to invest significantly in placements of vending machines and coolers to increase cold drink availability in the marketplace. The market for cold drinks sold from vending machines and coolers for immediate consumption is one of the fastest growing and most profitable segments within the liquid refreshment beverage industry in North America, with gross margins that are significantly higher than those from sales of products for consumption at home.

    - PURSUE NORTH AMERICAN ACQUISITIONS. We expect to play a key role in the consolidation of PepsiCo's North American bottling system. We intend to pursue acquisitions of independent PepsiCo bottlers in North America, particularly in territories contiguous to our own, and expect that PepsiCo will help us identify and acquire these bottlers. These acquisitions will enable us to provide better service to our large retail customers as well as to reduce costs through economies of scale.

    - INCREASE PRODUCTIVITY. We are undertaking a number of initiatives to reduce costs by improving productivity and operating efficiencies. Over the last two years, in North America, our manufacturing line efficiency increased 13%, resulting in lower annual operating costs and in capital investment savings. We expect to complete the first phase of these initiatives by the end of 1999. We are also planning for a second phase to further improve our product supply chain management, from buying raw materials to stocking retailers' shelves.

    - EXPAND BUSINESS WITH OUR KEY RETAIL CUSTOMERS. We intend to grow our business with key retail customers by improving our retail presence through increased promotional frequency and in-store product inventory--on the shelf, on display and in the cooler--while remaining price competitive.

    - CAPITALIZE ON DISTRIBUTION AND BRAND STRENGTHS. We intend to use our distribution system to increase penetration of established brands such as MOUNTAIN DEW and new brands such as PEPSI ONE and AQUAFINA. In addition, we intend to capitalize on the strength of our brand portfolio to gain new points of distribution.

    - GROW OUR INTERNATIONAL BUSINESS. Internationally, low per capita consumption levels present opportunities for volume growth. We will implement distribution and marketing initiatives tailored to each of our international markets in order to take advantage of these opportunities. We intend to improve our results in Russia, where infrastructure investments and the recent economic crisis have resulted in losses, and to improve our operating and financial performance in Spain and Greece. We also plan to evaluate international acquisition opportunities as they become available.

                         RATIONALE FOR THE TRANSACTION

    We were organized in November 1998 to effect the separation of most of PepsiCo's company-owned bottling business from its brand ownership. As an independent entity, we believe we will benefit from a sharper definition of our role and be able to execute our business strategy more effectively on a local market level. The most significant advantages of the separation include:

    - FOCUS ON SALES AND SERVICE IN OUR TERRITORIES. We will be free to focus more closely on sales and service in our territories. Prior to separation, we assisted PepsiCo in managing its relationships with independent PepsiCo bottlers, including the coordination of regional and national marketing initiatives. This responsibility has now been assumed by PepsiCo.

    - SHIFT IN PERFORMANCE MEASURES. We will be able to shift our performance emphasis to growth in operating cash flow. We believe this shift in emphasis is appropriate given our higher levels of indebtedness and significant non-cash depreciation and amortization charges resulting from our capital investments and acquisitions. We intend to generate sufficient cash flow to fund an aggressive investment program in vending machines, coolers and other revenue generating assets.

    - TARGETED INCENTIVES FOR MANAGEMENT AND EMPLOYEES. Our performance will now be measurable and rewardable based upon the results we achieve. Our equity securities will provide a basis for management and employee incentives that are directly related to our performance.

    - CAPITAL STRUCTURE AND FINANCIAL POLICIES APPROPRIATE FOR A BOTTLING COMPANY. As a separate entity, we will have a capital structure and financial policies that are more appropriate for a bottling company, allowing us to make better capital allocation and investment decisions. In addition, our equity securities will provide an additional form of consideration for possible future acquisitions and financings.

    After the offering, our business interests will continue to be aligned with those of PepsiCo, which shares our objective of increasing availability and consumption of Pepsi-Cola beverages. We plan to work closely with PepsiCo and expect to benefit from this relationship in a number of ways including:

    - MARKETING SUPPORT AND FUNDING. We will have the benefit of PepsiCo's worldwide marketing expertise and advertising programs and we expect that PepsiCo will continue to provide us with significant marketing support and funding. This support covers a variety of initiatives, including consumer marketing programs, trade incentives, capital equipment investment and shared media expense.

    - SHARED SERVICES. Pursuant to a shared services agreement, we will have the benefit of PepsiCo's scale and efficiencies in certain areas such as the procurement of raw materials, transaction processing such as accounts payable and credit and collection, certain tax and treasury services and information technology maintenance and systems development.

    - CREDIT ENHANCEMENT. We expect to benefit from lower interest rates
      resulting from PepsiCo's guarantee of $      of debt of our principal
      operating subsidiary, Bottling LLC.

    - ACQUISITIONS. We expect that PepsiCo will help us identify and acquire other independent PepsiCo bottlers principally in North America.

    Following the offering, PepsiCo will own   % of our outstanding common stock
(  % if the underwriters' over-allotment option is exercised in full) and 100%
of our outstanding Class B common stock, together representing   % of the voting
power of all classes of our voting stock. PepsiCo will also own   % of the
equity of Bottling LLC, our principal operating subsidiary, giving PepsiCo
economic ownership of   % of our combined operations (  % if the underwriters'
over-allotment option is exercised in full). We have been advised by PepsiCo that it has no present intention of disposing of any of the shares of our capital stock that it will own after the offering.

                                  THE OFFERING

    Unless otherwise specifically stated, the information throughout this prospectus does not take into account the possible issuance of additional shares of common stock to the underwriters pursuant to their rights to purchase additional shares to cover over-allotments.

Common stock offered.........................  shares

Capital stock to be outstanding after the offering:

  Common stock...............................  shares

  Class B common stock.......................  shares
                                               ---------------------------------------------

    Total....................................  shares

Over-allotment option........................  shares of common stock

Use of proceeds..............................  We estimate that the net proceeds from the
                                               offering will be approximately $     . We
                                               intend to use these net proceeds to repay
                                               indebtedness.

Dividend policy..............................  We intend to declare and pay quarterly cash
                                               dividends of $     per share, subject to our
                                               financial results and action by our Board of
                                               Directors. The first dividend is expected to
                                               be payable in the      quarter of 1999.

Voting rights:

  Common stock...............................  One vote per share

  Class B common stock.......................  250 votes per share

Other common stock provisions................  Apart from the different voting rights, the holders of common stock and Class B common
                                               stock generally have identical rights. See
                                               "Description of Capital Stock."

Risk factors.................................  See "Risk Factors" and the other information included in this prospectus for a discussion
                                               of factors you should carefully consider
                                               before deciding to invest in shares of the
                                               common stock.

Proposed NYSE symbol.........................  "PBG"

    Our principal executive offices are located at One Pepsi Way, Somers, New York 10589 and our telephone number is (914) 767-6000.

            SUMMARY COMBINED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following summary combined financial information of PBG should be read in conjunction with, and is qualified in its entirety by, reference to "Management's Discussion and Analysis of Results of Operations and Financial Condition," the audited Combined Financial Statements, the unaudited Condensed Combined Financial Statements, the unaudited Pro Forma Condensed Combined Financial Statements and the related notes thereto included elsewhere in this prospectus.

                                                                                      FISCAL YEAR
                                                         ----------------------------------------------------------------------
                                                                                                                    PRO FORMA
                                                           1993       1994(1)      1995       1996       1997        1997(2)
                                                         ---------  -----------  ---------  ---------  ---------  -------------

                                                                   (IN MILLIONS, EXCEPT PER SHARE AND PER CASE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales............................................  $   5,457   $   5,950   $   6,393  $   6,603  $   6,592    $
  Cost of sales........................................      3,031       3,432       3,771      3,844      3,832
                                                         ---------  -----------  ---------  ---------  ---------  -------------
  Gross profit.........................................      2,426       2,518       2,622      2,759      2,760
  Selling, delivery and administrative expenses........      2,111       2,243       2,273      2,396      2,423
                                                         ---------  -----------  ---------  ---------  ---------  -------------
  Operating income.....................................        315         275         349        363        337
  Interest expense, net................................        193         212         219        206        203
                                                         ---------  -----------  ---------  ---------  ---------  -------------
  Income before income taxes...........................        122          63         130        157        134
  Income tax expense...................................         81          45          79         96         63
  Minority interest....................................         --          --          --         --         --
                                                         ---------  -----------  ---------  ---------  ---------  -------------
  Net income...........................................  $      41   $      18   $      51  $      61  $      71    $
                                                         ---------  -----------  ---------  ---------  ---------  -------------
                                                         ---------  -----------  ---------  ---------  ---------  -------------
  Pro forma earnings per share(3)......................
  Pro forma weighted average shares outstanding(3).....

OTHER FINANCIAL DATA:
  EBITDA(4)............................................              $     659   $     767  $     788  $     776
  Cash provided by operations..........................                    496         443        463        560
  Cash used for investments............................                   (310)       (355)      (376)      (564)
  Cash provided by (used for) financing................                   (172)        (78)       (78)        51
  Capital expenditures.................................                   (432)       (358)      (418)      (472)

OTHER OPERATING DATA:
  Net sales per case...................................              $    6.87   $    6.57  $    6.60  $    6.39
  Costs of sales per case..............................                   3.96        3.88       3.84       3.71
  EBITDA per case......................................                   0.76        0.79       0.79       0.75

BALANCE SHEET DATA (AT PERIOD END):
  Total assets.........................................  $   6,860   $   6,847   $   7,082  $   7,052  $   7,188
  Long-term debt:
    Allocation of PepsiCo long-term debt...............      3,000       3,000       3,000      3,000      3,000
    Due to third parties...............................         97         135         131        127         96
                                                         ---------  -----------  ---------  ---------  ---------
      Total long-term debt.............................      3,097       3,135       3,131      3,127      3,096
  Advances from PepsiCo................................      1,713       1,565       1,551      1,462      1,703

                                                               THIRTY-SIX WEEK PERIOD
                                                         -----------------------------------
                                                                                 PRO FORMA
                                                           1997       1998        1998(2)
                                                         ---------  ---------  -------------

STATEMENT OF OPERATIONS DATA:
  Net sales............................................  $   4,677  $   4,988    $
  Cost of sales........................................      2,708      2,936
                                                         ---------  ---------  -------------
  Gross profit.........................................      1,969      2,052
  Selling, delivery and administrative expenses........      1,621      1,760
                                                         ---------  ---------  -------------
  Operating income.....................................        348        292
  Interest expense, net................................        140        146
                                                         ---------  ---------  -------------
  Income before income taxes...........................        208        146
  Income tax expense...................................         97         76
  Minority interest....................................         --         --
                                                         ---------  ---------  -------------
  Net income...........................................  $     111  $      70    $
                                                         ---------  ---------  -------------
                                                         ---------  ---------  -------------
  Pro forma earnings per share(3)......................
  Pro forma weighted average shares outstanding(3).....
OTHER FINANCIAL DATA:
  EBITDA(4)............................................  $     647  $     612
  Cash provided by operations..........................        252        275
  Cash used for investments............................       (341)      (623)
  Cash provided by (used for) financing................        104        318
  Capital expenditures.................................       (325)      (356)
OTHER OPERATING DATA:
  Net sales per case...................................  $    6.38  $    6.37
  Costs of sales per case..............................       3.69       3.75
  EBITDA per case......................................       0.88       0.78
BALANCE SHEET DATA (AT PERIOD END):
  Total assets.........................................             $   7,689    $
  Long-term debt:
    Allocation of PepsiCo long-term debt...............                 3,000
    Due to third parties...............................                    99
                                                                    ---------  -------------
      Total long-term debt.............................                 3,099
  Advances from PepsiCo................................                 2,046

----------------------------------
(1) Fiscal year 1994 consisted of 53 weeks. The fifty-third week increased 1994 net sales by $68 million and income before income taxes by approximately $3 million (net income by $2 million).

    Fiscal year 1994 net income reflects the cumulative effect of accounting changes arising from Statement of Financial Accounting Standards 112 ("SFAS 112"), "Employers Accounting for Postemployment Benefits," and changing to a preferable method for calculating the market-related value of pension plan assets used in determining the return-on-asset component of annual pension expense and the cumulative net unrecognized gain or loss subject to amortization. The adoption of SFAS 112 reduced income before income taxes by $28 million (net income by $17 million) while the pension change increased income before income taxes by $9 million (net income by $6 million).

(2) The pro forma combined statement of operations data gives effect to the offering and to the following as if such transactions had actually occurred on the first day of our 1997 fiscal year: (i) the 1998 acquisitions of Pepsi-Cola Allied Beverages, Inc., Gray Beverage, Inc. and Pepsi International Bottlers, LLC, (ii) incremental recurring corporate administrative expenses, (iii) interest expense on $ of debt expected to be outstanding after giving effect to the offering at an estimated interest
    rate of   % and (iv) PepsiCo's   % minority interest in Bottling LLC. The
    pro forma combined balance sheet data gives effect to the offering and to debt of $ expected to be outstanding after the offering and the October 1998 acquisition of Pepsi-Cola Allied Beverages, Inc., as if such transactions had actually occurred on September 5, 1998.

(3) Pro forma earnings per share is based upon an assumed   million shares of
    capital stock to be outstanding after the offering.

(4) EBITDA is computed as net income plus the sum of interest, income tax, depreciation and amortization expense and minority interest. We have included information concerning EBITDA because it is used by certain investors as a measure of our operating performance. EBITDA is not required under generally accepted accounting principles ("GAAP") and should not be considered an alternative to net income or any other measure of performance required by GAAP, and should be read in conjunction with the Combined Statements of Cash Flows contained in the Combined Financial Statements included elsewhere in this prospectus. EBITDA should also not be used as a measure of liquidity or cash flows under GAAP.

                                  RISK FACTORS

    Investing in our common stock will provide you with an equity ownership interest in PBG. As a stockholder of PBG, you may be subject to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, competition, industry conditions and general economic and market conditions. The value of your investment may increase or decrease and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

    This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

RISKS FROM COMPETITION IN THE LIQUID REFRESHMENT BEVERAGE INDUSTRY

    The liquid refreshment beverage industry is highly competitive. Carbonated soft drink products compete not only with each other, but also with non-carbonated beverages sold in bottles and cans such as waters, shelf-stable juices and juice drinks, sports drinks and ready-to-drink tea and coffee drinks. In addition, liquid refreshment beverages compete with other beverages, including milk, beer and non-packaged beverages such as tap water. Our competitors in the liquid refreshment beverage industry include bottlers and distributors of nationally advertised and marketed products, bottlers and distributors of regionally advertised and marketed products, as well as bottlers of private label soft drinks sold in chain stores. The industry competes primarily on the basis of advertising to create brand awareness, price and price promotions, retail space management, customer service, consumer points of access, new products, packaging innovation and distribution methods.

    Our most significant competitors in most markets we serve are Coca-Cola Enterprises Inc. ("CCE") and other Coca-Cola bottlers. Competition in our markets could cause us to reduce pricing, increase capital and other expenditures or lose market share, which could have a material adverse effect on our business and financial results.

DEPENDENCE UPON PEPSICO

    In early 1999, we entered into the Pepsi Beverage Agreements with PepsiCo for cola, non-cola and fountain beverage products. The Pepsi Beverage Agreements provide that we must purchase all of our concentrate for such beverages at prices and on other terms which are set by PepsiCo in its sole discretion. There can be no assurance that prices under the Pepsi Beverage Agreements will not increase materially or that we will be able to pass on any increased costs to our customers. PepsiCo has traditionally provided marketing support and funding to its bottling operations. However, while PepsiCo has indicated to us that they intend to continue to provide this support, PepsiCo is not obligated under the Pepsi Beverage Agreements to do so and any such support provided to us will be at PepsiCo's discretion. Any concentrate price increases or decreases in marketing support and funding levels could materially affect our financial results.

    In addition, PepsiCo is a 50% owner of the joint ventures that license LIPTON BRISK, LIPTON'S ICED TEA and STARBUCKS FRAPPUCCINO to us. Under our bottling agreements with these joint ventures, the joint ventures have the same rights with respect to concentrate pricing as those enjoyed by PepsiCo under the Pepsi Beverage Agreements. Similarly, the joint ventures are not obligated to continue to provide marketing support and funding to us under their bottling agreements with us.

    The Pepsi Beverage Agreements also require us to submit our annual marketing, advertising, management and financial plans each year to PepsiCo for its review and approval. If we fail to do so, or if we fail to carry out these plans in all material respects, PepsiCo has the right to terminate the

Pepsi Beverage Agreements. If the Pepsi Beverage Agreements are terminated for this or for any other reason, it would have a material adverse effect on our business and financial results.

    Following the offering, we will continue to obtain certain administrative and other services from PepsiCo, including the procurement of raw materials, transaction processing such as accounts payable and credit and collection, certain tax and treasury services and information technology maintenance and systems development. PepsiCo will provide these services to us pursuant to a shared services agreement. If the shared services agreement is terminated, we will have to obtain such services on our own. We cannot assure you that we will be able to replace these services in a timely manner or on terms, including cost, that are as favorable as those we received from PepsiCo. We also sublease our headquarters from PepsiCo. The agreements with PepsiCo were negotiated in the context of our separation from PepsiCo and, therefore, are not the result of arms-length negotiations between independent parties. For more information about these arrangements, see "Relationship with PepsiCo and Certain Transactions."

RISKS OF CONTINUING OWNERSHIP INTEREST BY PEPSICO

    Following the offering, PepsiCo will own   % of our outstanding common stock
(  % if the underwriters' over-allotment option is exercised in full) and 100%
of our outstanding Class B common stock, together representing   % of the voting
power of all classes of our voting stock. PepsiCo will also own   % of the
equity of Bottling LLC, our principal operating subsidiary, giving PepsiCo
economic ownership of   % of our combined operations (  % if the underwriters'
over-allotment option is exercised in full). As a    % stockholder, PepsiCo will
be able to significantly influence the outcome of all matters requiring stockholder action.

    For more information about our relationship with PepsiCo, see "Relationship with PepsiCo and Certain Transactions" and "Description of Capital Stock."

CONFLICTS OF INTEREST BETWEEN US AND PEPSICO

    The nature of the relationship between PBG and PepsiCo and our respective businesses may give rise to conflicts of interest between us. Such conflicts could arise with respect to dealings between us and PepsiCo, such as with respect to the nature, quality and pricing of services or products provided to us by PepsiCo or by us to PepsiCo, potential acquisitions of bottling territories and/or assets from PepsiCo or other independent PepsiCo bottlers, the divestment of certain of our bottling operations, the payment of dividends by us or balancing the objectives of increasing sales volume of Pepsi-Cola beverages and maintaining or increasing our profitability. We also have obligations to other brand owners which may compete with our obligations to PepsiCo.

    In addition,       of our directors are also directors or officers of
PepsiCo, a situation which may give rise to certain conflicts of interest. Our certificate of incorporation provides that PepsiCo has no duty to refrain from engaging in the same or similar activities as we do. Our certificate also provides that PepsiCo need not communicate to us, may pursue or acquire for itself, or may direct to another person, a corporate opportunity, without liability to us or our stockholders.

SOCIAL, POLITICAL AND ECONOMIC RISKS AFFECTING OUR FOREIGN OPERATIONS AND
  EFFECTS OF FOREIGN CURRENCY FLUCTUATIONS

    In the past two years, approximately 16% of our net sales came from Canada, Spain, Greece and Russia. Social, economic and political conditions in these international markets may adversely affect our results of operations, cash flows and financial condition. The overall risks to our international businesses include changes in foreign governmental policies, and other political or economic developments. Such developments may lead to new product pricing, tax or other policies and monetary fluctuations which may adversely impact our business. In addition, our results of operations and the value of our foreign assets are affected by fluctuations in foreign currency exchange rates.

    Our operations in Russia have resulted in significant losses, in large part due to significant investment to fund start-up manufacturing and distribution costs. Recent economic turmoil in Russia has had a further adverse effect on our results of operations, cash flows and financial condition during our fourth fiscal quarter. Net sales in Russia are denominated in rubles, which in August 1998 experienced significant devaluation against the U.S. dollar, whereas a substantial portion of the expenses of our Russian bottling operations are denominated in U.S. dollars. In addition, the current Russian economic crisis has caused a significant drop in demand, resulting in lower net sales and increased operating losses.

    For the foreseeable future, we anticipate that our Russian operations will incur losses and require significant amounts of cash to fund operations. In addition, we are evaluating the extent of impairment of our long-lived assets in Russia, which will be recorded in the fourth quarter of fiscal 1998. For more information about our Russian operations, see "Management's Discussion and Analysis of Results of Operations and Financial Condition."

    Recent events in Russia also may subject our operations to increased risks of political instability, higher taxes, cancellation of contracts and currency shortages and controls.

SEASONALITY OF OUR BUSINESS

    Our business is seasonal, with our peak season being the warm summer months beginning with Memorial Day and ending with Labor Day. More than 90% of our operating income is typically earned during the second and third quarters and we typically report a net loss in the first and fourth quarters. Over 75% of cash flow from operations is typically generated in the third and fourth quarters. Bad weather conditions during our peak selling season could adversely affect operating income and cash flow and could therefore have a disproportionate impact on our results for the full year.

RISKS FROM INDEBTEDNESS; INTEREST RATE FLUCTUATIONS

    We have incurred substantial indebtedness. On a pro forma basis, after giving effect to the offering and the application of the net proceeds, at
            , 1998 we would have had $      of indebtedness outstanding ($  if
the underwriters' over-allotment option is exercised in full). Our historical financial statements reflect an allocation of PepsiCo's interest expense based upon the indebtedness expected to be outstanding after giving effect to the application of proceeds from the offering. Our interest rate for this debt would have been higher during the periods covered by these financial statements had we been a stand-alone company. We may incur additional indebtedness in the future to finance acquisitions, capital expenditures, working capital and for other purposes.

    Our level of indebtedness could have important consequences to our stockholders such as:

    - limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to pay interest;

    - limiting our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes; and

    - limiting our ability to react to changing market conditions, changes in our industry and economic downturns.

    In addition, because a portion of our indebtedness is expected to bear interest at variable rates, increases in interest rates could have a material impact on our results of operations. Although we expect to enter into certain interest rate hedging transactions, we may not be able to mitigate completely the effect of significant adverse interest rate fluctuations.

DEPENDENCE UPON CERTAIN RAW MATERIALS

    Our principal raw materials are soft drink concentrates, sweeteners, glass and plastic bottles, cans, closures, syrup containers, other packaging materials and carbon dioxide. Artificial sweeteners are included in the concentrates we purchase for diet soft drinks. We depend primarily on PepsiCo for our concentrates. The Pepsi Beverage Agreements allow PepsiCo to adjust from time to time the prices of concentrates sold to us. If we are not able to pass through to consumers any increase in the price of concentrates purchased from PepsiCo, our business and operating results could be adversely affected. We also purchase concentrates from other brand owners at prices and with marketing support levels determined by them.

    We generally purchase our raw materials, other than concentrates, from multiple suppliers. The Pepsi Beverage Agreements provide that, with respect to the soft drink products of PepsiCo, all authorized containers, closures, cases, cartons and other packages and labels may be purchased only from manufacturers approved by PepsiCo. Expenditures for packaging and concentrates each constitute approximately 45% of our total raw material costs.

    None of the materials or supplies used by us is presently in short supply, although the supply or cost of specific materials could be adversely affected by price changes, strikes, weather conditions, governmental controls or other factors. Any sustained interruption in the supply of these raw materials or any significant increase in their price could have a material adverse effect on our business and financial results.

RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY

    We intend to grow in part through the acquisition of bottling assets and territories from PepsiCo's independent bottlers. This strategy will entail reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems and financial controls. Our growth strategy may be inhibited because of unforeseen expenses, difficulties, complications and delays encountered in connection with the expansion of our operations through acquisitions. Under the Pepsi Beverage Agreements, we have agreed not to acquire PepsiCo's other independent bottlers in certain limited areas of the United States without the prior written consent of PepsiCo. Any acquisition by us is subject to the approval of PepsiCo which may not be withheld if we have successfully negotiated such acquisition and, in PepsiCo's reasonable judgment, satisfactorily performed our obligations under the Pepsi Beverage Agreements. We cannot provide assurance that we will be able to acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our business without substantial costs, delays or other operational or financial difficulties. In addition, we may be required to incur additional debt or issue equity to pay for future acquisitions. For more information about our acquisition strategy, see "Business--Strategy."

SUBSTANTIAL CAPITAL REQUIREMENTS

    We will require substantial capital expenditures to implement our business strategy and we may incur additional indebtedness or obtain other financing in order to meet these capital expenditure requirements. In the past, our capital needs, including those for working capital, have been satisfied by PepsiCo as part of its overall capital plan. Following our separation from PepsiCo, PepsiCo will no longer be required to provide financing for our operations. It may not be possible to obtain financing with interest rates or on terms that are as favorable as those historically enjoyed by PepsiCo. If we are unable to obtain financing in the amounts desired or on acceptable terms, we may have to reduce our planned capital expenditures which could have a material adverse effect on our growth prospects and the market price of our common stock.

RISK FROM ABSENCE OF HISTORY AS A STAND-ALONE COMPANY

    We have never operated as a stand-alone company. Prior to November 1998, we were fully integrated with PepsiCo and we depended upon PepsiCo for various services and for the financing of our activities. In anticipation of our establishment as a stand-alone entity, in late 1998, we made significant organizational and strategic changes which are intended to promote future growth. However, there can be no assurance that such changes will have the intended effect or that we will be successful in implementing our strategy as a stand-alone entity.

LIMITED RELEVANCE OF OUR HISTORICAL FINANCIAL INFORMATION

    The historical financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because PepsiCo did not account for us as, and we were not operated as, a single stand-alone business for the periods presented.

    For more information about the carve-out of our financial statements from the financial statements of PepsiCo, see "Management's Discussion and Analysis of Results of Operations and Financial Condition."

DEPENDENCE ON KEY PERSONNEL

    Our success depends largely on the efforts and abilities of certain key management employees. Key management employees are not parties to employment agreements with us. The loss of the services of such key personnel could have a material adverse effect on our business and financial results. In addition, the implementation of our strategic plan will depend on our ongoing ability to attract and retain additional qualified employees. Because of competition for qualified personnel, we may not be successful in attracting and retaining the personnel we require. See "Business--Employees" and "Management" for more information about our key personnel.

YEAR 2000 RISK

    Many existing computer programs were designed and developed without considering the upcoming change in the century, which could lead to the failure of computer applications or create erroneous results by or at the Year 2000. The Year 2000 issue is a broad business issue, whose impact extends beyond traditional computer hardware and software to possible failure of automated plant systems and instrumentation, as well as to third parties with whom we do business.

    We have implemented a Year 2000 program and we believe we have allocated adequate resources for this purpose. Our most significant exposure arises from our dependence on high volume transaction processing systems, particularly for production scheduling, inventory cost accounting, purchasing, customer billing and collection, and payroll. We anticipate that any corrective actions to these applications will be completed by the end of the second quarter in 1999. There can, however, be no assurance that this will be the case. The ability of third parties with whom we do business to address adequately their Year 2000 issues is outside our control. Our failure or the failure of such third parties to address adequately their respective Year 2000 issues may have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000" for a detailed discussion of the status of our Year 2000 program.

PRODUCT LIABILITY; PRODUCT RECALLS

    We may be liable if the consumption of any of our products causes injury, illness or death. We also may be required to recall certain of our products that become contaminated or are damaged or mislabeled. We are not currently aware of any material product liability claim against us or product recall that may be required. However, a significant product liability judgment against us or a widespread product recall could have a material adverse effect on our business, financial condition and results of operations.

IMPACT OF GOVERNMENTAL REGULATION

    Our operations and properties are subject to regulation by various federal, state and local government entities and agencies as well as foreign government entities. As a producer of food products, we are subject to production, packaging, quality, labeling and distribution standards in each of the countries where we have operations, including, in the United States, those of the federal Food, Drug and Cosmetic Act. The operations of our production and distribution facilities are subject to various federal, state and local environmental laws and workplace regulations both in North America and abroad. These laws and regulations include, in the United States, the Occupational Safety and Health Act, the Unfair Labor Standards Act, the Clean Air Act, the Clean Water Act and laws relating to the maintenance of fuel storage tanks. We believe that our current legal and environmental compliance programs adequately address such concerns and that we are in substantial compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business, financial condition and results of operations.

HOLDING COMPANY STRUCTURE; NO ASSURANCE OF DIVIDENDS

    We are primarily a holding company with limited direct operations and
limited assets other than our   % interest in Bottling LLC. We will be dependent
on distributions from Bottling LLC to meet our obligations (including the payment of principal and interest on our indebtedness), and to pay dividends to our stockholders.

    The determination of the amount of distributions, if any, to be paid to us by Bottling LLC will depend upon the terms of Bottling LLC's indebtedness, as well as Bottling LLC's financial condition, results of operations, cash flow and
future business prospects. We will receive   % of any distribution made by
Bottling LLC based on our   % ownership interest and PepsiCo will receive the
remaining   % of any such distribution.

    At September 5, 1998, on a pro forma basis after giving effect to the offering, Bottling LLC would have had $ of indebtedness and aggregate liabilities of $ . Any right of ours to participate in the assets of Bottling LLC upon any liquidation or reorganization of Bottling LLC will be subject to the prior claims of Bottling LLC's creditors (including trade creditors and holders of indebtedness) except to the extent that we are a creditor of Bottling LLC.

ABSENCE OF PRIOR MARKET FOR OUR SHARES; POSSIBLE VOLATILITY OF SHARE PRICE

    Prior to this offering, there has been no public market for our common stock. We intend to list the common stock on the New York Stock Exchange. We do not know how the common stock will trade in the future. The initial public offering price will be determined through negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price due to a number of factors, including:

    - actual or anticipated fluctuations in our operating results;

    - changes in expectations as to our future financial performance or changes in financial estimates of securities analysts; and

    - the operating and stock price performance of other comparable companies.

    In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

    You should read the "Underwriting" section for a more complete discussion of the factors to be considered in determining the initial public offering price.

LIMITATIONS ON CHANGE IN CONTROL

    Following the offering, PepsiCo will own   % of our outstanding common stock
(  % if the underwriters' over-allotment option is exercised in full) and 100%
of our outstanding Class B common stock, together representing   % of the voting
power of all classes of our voting stock. PepsiCo will also own   % of the
equity of Bottling LLC, our principal operating subsidiary, giving PepsiCo
economic ownership of   % of our combined operations (  % if the underwriters'
over-allotment option is exercised in full). In addition, PepsiCo will have the right to terminate the Pepsi Beverage Agreements upon the occurrence of certain events, including any disposition of any voting securities of any bottler subsidiary without the consent of PepsiCo, the assignment or transfer of the Pepsi Beverage Agreements or the acquisition of any contract, option, conversion privilege or other right to acquire, directly or indirectly, beneficial ownership of more than 15% of any class or series of our voting securities by a person or affiliated group, without the consent of PepsiCo. This concentration of ownership and ability to terminate the Pepsi Beverage Agreements may have the effect of delaying or preventing a change in control.

    In addition, our certificate of incorporation and bylaws contain several provisions which may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions include the requirement that: (1) the number of directors shall be no more than 15; and (2) with respect to annual stockholders' meetings, stockholders must comply with the timing and procedural requirements of the federal proxy rules in order for a stockholder proposal to be included in our proxy statement. See "Description of Capital Stock" for a more complete discussion of our certificate of incorporation and bylaws.

    Our Board of Directors has the authority to authorize the issuance of preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of PBG, and may adversely affect the voting and other rights of the holders of our capital stock.

SHARES ELIGIBLE FOR FUTURE SALE

    After the offering, we will have outstanding             shares of capital
stock (      shares if the underwriters exercise in full their option to purchase additional shares of common stock in the offering). Of these shares, the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by our "affiliates" as
defined in Rule 144 under the Securities Act. The remaining   shares of capital
stock outstanding will be owned by PepsiCo and will be "restricted securities" as defined in Rule 144. The common stock may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or an exemption under the Securities Act. In addition, we, our officers and directors and PepsiCo have agreed, for a period of 180 days from the date of this
prospectus, not to sell shares. Accordingly, on       , 1999,       shares of
our common stock will be available for immediate resale (subject to certain volume and other restrictions imposed by the securities laws).

    We have entered into a registration rights agreement with PepsiCo which enables PepsiCo to require us to register shares of our common stock owned by PepsiCo and to include those shares in registrations of common stock made by us in the future. Sales of a substantial number of shares of common stock into the public market after this offering, or the perception that such sales could occur, could materially and adversely affect our stock price or could impair our ability to obtain capital through an offering of equity securities.

            TRANSACTION RATIONALE AND SEPARATION OF PBG FROM PEPSICO

    We were organized in November 1998 to effect the separation of most of PepsiCo's company-owned bottling business from its brand ownership. As an independent entity, we believe we will benefit from a sharper definition of our role and be able to execute our business strategy more effectively on a local market level. The most significant advantages of the separation include:

    - FOCUS ON SALES AND SERVICE IN OUR TERRITORIES. We will be free to focus more closely on sales and service in our territories. Prior to separation, we assisted PepsiCo in managing its relationships with independent PepsiCo bottlers, including the coordination of regional and national marketing initiatives. This responsibility has now been assumed by PepsiCo.

    - SHIFT IN PERFORMANCE MEASURES. We will be able to shift our performance emphasis to growth in operating cash flow. We believe this shift in emphasis is appropriate given our higher levels of indebtedness and significant non-cash depreciation and amortization charges resulting from our capital investments and acquisitions. We intend to generate sufficient cash flow to fund an aggressive investment program in vending machines, coolers and other revenue generating assets.

    - TARGETED INCENTIVES FOR MANAGEMENT AND EMPLOYEES. Our performance will now be measurable and rewardable based upon the results we achieve. Our equity securities will provide a basis for management and employee incentives that are directly related to our performance.

    - CAPITAL STRUCTURE AND FINANCIAL POLICIES APPROPRIATE FOR A BOTTLING COMPANY. As a separate entity, we will have a capital structure and financial policies that are more appropriate for a bottling company, allowing us to make better capital allocation and investment decisions. In addition, our equity securities will provide an additional form of consideration for possible future acquisitions and financings.

    After the offering, our business interests will continue to be aligned with those of PepsiCo, which shares our objective of increasing availability and consumption of Pepsi-Cola beverages. We plan to work closely with PepsiCo and expect to benefit from this relationship in a number of ways including:

    - MARKETING SUPPORT AND FUNDING. We will have the benefit of PepsiCo's worldwide marketing expertise and advertising programs and we expect that PepsiCo will continue to provide us with significant marketing support and funding. This support covers a variety of initiatives, including consumer marketing programs, trade incentives, capital equipment investment and shared media expense.

    - SHARED SERVICES. Pursuant to a shared services agreement, we will have the benefit of PepsiCo's scale and efficiencies in certain areas such as the procurement of raw materials, transaction processing such as accounts payable and credit and collection, certain tax and treasury services and information technology maintenance and systems development.

    - CREDIT ENHANCEMENT. We expect to benefit from lower interest rates
      resulting from PepsiCo's guarantee of $   of debt of our principal
      operating subsidiary, Bottling LLC.

    - ACQUISITIONS. We expect that PepsiCo will help us identify and acquire other independent PepsiCo bottlers principally in North America.

    Following the offering, PepsiCo will own   % of our outstanding common stock
(  % if the underwriters' over-allotment option is exercised in full) and 100%
of our outstanding Class B common stock, together representing   % of the voting
power of all classes of our voting stock. PepsiCo will also own   % of the
equity of Bottling LLC, our principal operating subsidiary, giving PepsiCo
economic ownership of   % of our combined operations (  % if the underwriters'
over-allotment option is exercised in full). We have been advised by PepsiCo that it has no present intention of disposing of any of the shares of our
capital stock that it will own after the offering. Of the   persons
elected by PepsiCo to the Board,       are officers of PepsiCo,       are former
officers of PepsiCo and are now officers of PBG and the remainder are independent.

    Bottling LLC is a limited liability company which was formed in January 1999
and   % of its equity is owned by us. Bottling LLC owns substantially all of the property, plant and equipment used in our operations. PepsiCo is the guarantor
of $      aggregate principal amount of Bottling LLC's indebtedness. Use of a limited liability company rather than a corporation is advantageous to us and PepsiCo. It allows PepsiCo, which holds a minority interest in Bottling LLC, to take into account its allocable share of Bottling LLC's income without imposition of a second level of tax. The limited liability company structure also provides an attractive acquisition platform since prospective sellers of bottling operations may prefer to receive a minority limited liability company interest for those operations, rather than a minority interest in a corporation.

                                USE OF PROCEEDS

    The net proceeds to be received by us from the sale of our common stock in
the offering, after deducting estimated expenses of $      and underwriting
discounts and commissions, are estimated to be approximately $
(approximately $ if the underwriters exercise their over-allotment option in full), at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus.

    In connection with the organization of our company and Bottling LLC, PepsiCo contributed bottling assets and businesses to us and these assets and businesses are held by Bottling LLC. In connection with these contributions, Bottling LLC assumed $ of indebtedness incurred by PepsiCo through a sale of notes, which indebtedness is unconditionally guaranteed by PepsiCo and is expected to remain outstanding after the offering.

    Prior to this offering, we borrowed $ from banks and incurred $ through a sale of notes. All of the net proceeds of this offering will be used to repay a
portion of such indebtedness. The $  loan bears interest at a rate of   % and
matures on       . The notes bear interest at a rate of   % and mature on
      . All of the proceeds of the bank indebtedness and the sale of notes were used to repay our outstanding payables and indebtedness to PepsiCo.

                                DIVIDEND POLICY

    Our Board of Directors expects to declare and pay quarterly cash dividends of $ per share, commencing with a dividend payable in the quarter of 1999. The declaration of dividends by us and the amount thereof will, however, be determined by our Board of Directors and will depend upon our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board.

    We are a newly formed corporation and as such have never declared or paid any cash dividends on our capital stock.

                                 CAPITALIZATION

    The following table sets forth our actual combined capitalization as of
September 5, 1998 as adjusted to (1) reflect $   of short-term financing and
$    of long-term debt that is expected to be incurred or assumed prior to the
offering and the repayment of $   of indebtedness and payables to PepsiCo with
the proceeds from those borrowings, and (2) as further adjusted to reflect the offering and the application of the estimated net proceeds as described under "Use of Proceeds". The table should be read in conjunction with the Combined Financial Statements, the unaudited Condensed Combined Financial Statements, the unaudited Pro Forma Condensed Combined Financial Statements and the related notes included elsewhere in this prospectus.

                                                                                       AS OF SEPTEMBER 5, 1998
                                                                                 -----------------------------------
                                                                                                         AS FURTHER
                                                                                  ACTUAL    AS ADJUSTED   ADJUSTED
                                                                                 ---------  -----------  -----------

                                                                                  (IN MILLIONS, EXCEPT SHARE DATA)
Short-term borrowings..........................................................  $      91   $      (1)   $
                                                                                 ---------  -----------  -----------
Long-term debt:
  Allocation of PepsiCo long-term debt.........................................      3,000          --           --
  Due to third parties.........................................................         99          99           99
  PBG debt(2)..................................................................         --
  Bottling LLC debt(3).........................................................         --
                                                                                 ---------  -----------  -----------
    Total long-term debt.......................................................      3,099
                                                                                 ---------  -----------  -----------
Stockholder's equity:
  Preferred stock, par value $.01 per share; 20 million shares authorized; no
    shares issued or outstanding as adjusted and as further adjusted...........         --          --           --
  Common stock, par value $.01 per share; 300 million shares
    authorized;    million shares issued and
    outstanding as adjusted; and    million shares issued and outstanding as
    further adjusted(4)........................................................         --          --           --
  Class B common stock, par value $.01 per share; 75,000 shares authorized;
    shares issued and outstanding as adjusted; and    shares issued and
    outstanding as futher adjusted.............................................         --          --           --
  Additional paid-in capital...................................................         --          --
  Advances from PepsiCo........................................................      2,046
  Accumulated other comprehensive loss.........................................       (231)
                                                                                 ---------  -----------  -----------
      Total stockholder's equity...............................................      1,815
                                                                                 ---------  -----------  -----------
      Total capitalization.....................................................  $   5,005   $            $
                                                                                 ---------  -----------  -----------
                                                                                 ---------  -----------  -----------

------------------------

(1) We will obtain $   short-term financing prior to the offering. This
    financing will be used to repay outstanding payables and indebtedness to PepsiCo. We anticipate that such financing will be repaid out of the proceeds of this offering.

(2) We will obtain $    through a sale of notes prior to the offering. This
    indebtedness is expected to remain outstanding after the offering. The proceeds of this debt will be used to repay outstanding payables and indebtedness to PepsiCo.

(3) Bottling LLC will assume $   of indebtedness incurred by PepsiCo through a
    sale of notes by PepsiCo prior to the offering. The indebtedness is unconditionally guaranteed by PepsiCo and is expected to remain outstanding after the offering.

(4) Excludes      shares of common stock issuable upon the exercise of employee stock options granted to PBG employees.

           SELECTED COMBINED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following selected combined financial information of PBG should be read in conjunction with, and is qualified in its entirety by, reference to "Management's Discussion and Analysis of Results of Operations and Financial Condition," the audited Combined Financial Statements, the unaudited Condensed Combined Financial Statements, the unaudited Pro Forma Condensed Combined Financial Statements and the related notes thereto included elsewhere in this prospectus.

    The financial information for the fiscal years 1995, 1996 and 1997 has been derived from, and is qualified in its entirety by reference to, our audited Combined Financial Statements appearing elsewhere in this prospectus. The unaudited condensed combined financial information as of September 5, 1998, and for the thirty-six week periods ended September 6, 1997 and September 5, 1998 has been derived from our unaudited Condensed Combined Financial Statements appearing elsewhere in this prospectus, which have been prepared on a basis consistent with that of the Combined Financial Statements and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. Results of operations for the thirty-six week period ended September 5, 1998 are not necessarily indicative of results to be expected for the full fiscal year.

    Corporate overhead related to PepsiCo's corporate administrative functions has been allocated to us based on a specific identification of PepsiCo's administrative costs relating to the bottling operations and, to the extent that such identification was not practicable, based upon the percentage of our sales to PepsiCo consolidated net sales. These allocated costs have been included in selling, delivery and administrative expenses in the Combined Statements of Operations. As a separate public company, we will incur certain incremental recurring corporate administrative expenses.

    Interest expense included in the Combined Financial Statements reflects an allocation of PepsiCo's interest costs based upon debt expected to be outstanding after the offering and application of the proceeds therefrom. Interest rates reflect PepsiCo's weighted average borrowing rate. Our interest rate for this debt would have been higher during the periods presented.

    The capital structure that existed when we operated as part of PepsiCo is not relevant because it does not reflect our expected future capital structure as a separate, independent company. Accordingly, per share data for earnings and cash dividends declared has not been presented except for pro forma earnings per share for the fiscal year ended December 27, 1997 and the thirty-six week period
ended September 5, 1998, which was based on   million shares.

    The summary pro forma data set forth below is derived from the unaudited Pro Forma Condensed Combined Financial Statements included elsewhere in this prospectus. The unaudited Pro Forma Condensed Combined Financial Statements give effect to the acquisitions of Pepsi-Cola Allied Beverages, Inc., Gray Beverage, Inc. and Pepsi International Bottlers, LLC consummated in 1998, incremental recurring corporate administrative expenses as a result of being a separate public company, as well as the offering and related transactions. These transactions have been recorded as if they had actually occurred on the first day of our 1997 fiscal year with respect to pro forma statement of operations data and on September 5, 1998 with respect to pro forma balance sheet data. The pro forma data does not necessarily represent what our financial position or results of operations would have been had such transactions been completed on such dates nor does it give effect to any events other than those discussed in the notes to the unaudited Pro Forma Condensed Combined Financial Statements. The pro forma data also does not necessarily project our financial position or results of operations as of any future date or for any future period.

                                                                                                                       THIRTY-SIX
                                                                                                                         WEEK
                                                                             FISCAL YEAR                               PERIOD
                                                 --------------------------------------------------------------------  ---------
                                                                                                           PRO FORMA
                                                   1993       1994(1)      1995       1996       1997       1997(2)      1997
                                                 ---------  -----------  ---------  ---------  ---------  -----------  ---------

                                                                (IN MILLIONS, EXCEPT PER SHARE AND PER CASE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales....................................  $   5,457   $   5,950   $   6,393  $   6,603  $   6,592   $           $   4,677
  Cost of sales................................      3,031       3,432       3,771      3,844      3,832                   2,708
                                                 ---------  -----------  ---------  ---------  ---------  -----------  ---------
  Gross profit.................................      2,426       2,518       2,622      2,759      2,760                   1,969
  Selling, delivery and administrative
    expenses...................................      2,111       2,243       2,273      2,396      2,423                   1,621
                                                 ---------  -----------  ---------  ---------  ---------  -----------  ---------
  Operating income.............................        315         275         349        363        337                     348
  Interest expense, net........................        193         212         219        206        203                     140
                                                 ---------  -----------  ---------  ---------  ---------  -----------  ---------
  Income before income taxes...................        122          63         130        157        134                     208
  Income tax expense...........................         81          45          79         96         63                      97
  Minority interest............................         --          --          --         --         --                      --
                                                 ---------  -----------  ---------  ---------  ---------  -----------  ---------
  Net income...................................  $      41   $      18   $      51  $      61  $      71   $           $     111
                                                 ---------  -----------  ---------  ---------  ---------  -----------  ---------
                                                 ---------  -----------  ---------  ---------  ---------  -----------  ---------
  Pro forma earnings per share(3)..............
  Pro forma weighted average shares
    outstanding(3).............................

OTHER FINANCIAL DATA:
  EBITDA(4)....................................              $     659   $     767  $     788  $     776               $     647
  Cash provided by operations..................                    496         443        463        560                     252
  Cash used for investments....................                   (310)       (355)      (376)      (564)                   (341)
  Cash provided by (used for) financing........                   (172)        (78)       (78)        51                     104
  Capital expenditures.........................                   (432)       (358)      (418)      (472)                   (325)

OTHER OPERATING DATA:
  Net sales per case...........................              $    6.87   $    6.57  $    6.60  $    6.39               $    6.38
  Costs of sales per case......................                   3.96        3.88       3.84       3.71                    3.69
  EBITDA per case..............................                   0.76        0.79       0.79       0.75                    0.88

BALANCE SHEET DATA (AT PERIOD END):
  Total assets.................................  $   6,860   $   6,847   $   7,082  $   7,052  $   7,188
  Long-term debt:
    Allocation of PepsiCo long-term debt.......      3,000       3,000       3,000      3,000      3,000
    Due to third parties.......................         97         135         131        127         96
                                                 ---------  -----------  ---------  ---------  ---------
      Total long-term debt.....................      3,097       3,135       3,131      3,127      3,096
  Advances from PepsiCo........................      1,713       1,565       1,551      1,462      1,703


                                                             PRO FORMA
                                                   1998       1998(2)
                                                 ---------  -----------

STATEMENT OF OPERATIONS DATA:
  Net sales....................................  $   4,988   $
  Cost of sales................................      2,936
                                                 ---------  -----------
  Gross profit.................................      2,052
  Selling, delivery and administrative
    expenses...................................      1,760
                                                 ---------  -----------
  Operating income.............................        292
  Interest expense, net........................        146
                                                 ---------  -----------
  Income before income taxes...................        146
  Income tax expense...........................         76
  Minority interest............................         --
                                                 ---------  -----------
  Net income...................................  $      70   $
                                                 ---------  -----------
                                                 ---------  -----------
  Pro forma earnings per share(3)..............
  Pro forma weighted average shares
    outstanding(3).............................
OTHER FINANCIAL DATA:
  EBITDA(4)....................................  $     612
  Cash provided by operations..................        275
  Cash used for investments....................       (623)
  Cash provided by (used for) financing........        318
  Capital expenditures.........................       (356)
OTHER OPERATING DATA:
  Net sales per case...........................  $    6.37
  Costs of sales per case......................       3.75
  EBITDA per case..............................       0.78
BALANCE SHEET DATA (AT PERIOD END):
  Total assets.................................  $   7,689   $
  Long-term debt:
    Allocation of PepsiCo long-term debt.......      3,000
    Due to third parties.......................         99
                                                 ---------
      Total long-term debt.....................      3,099
  Advances from PepsiCo........................      2,046

------------------------------

(1) Fiscal year 1994 consisted of 53 weeks. The fifty-third week increased 1994 net sales by $68 million and income before income taxes by approximately $3 million (net income by $2 million).

    Fiscal year 1994 net income reflects the cumulative effect of accounting changes arising from Statement of Financial Accounting Standards 112 ("SFAS 112"), "Employers Accounting for Postemployment Benefits," and changing to a preferable method for calculating the market-related value of pension plan assets used in determining the return-on-asset component of annual pension expense and the cumulative net unrecognized gain or loss subject to amortization. The adoption of SFAS 112 reduced income before income taxes by $28 million (net income by $17 million) while the pension change increased income before income taxes by $9 million (net income by $6 million).

(2) The pro forma combined statement of operations data gives effect to the offering and to the following as if such transactions had actually occurred on the first day of our 1997 fiscal year: (i) the 1998 acquisitions of Pepsi-Cola Allied Beverages, Inc., Gray Beverage, Inc. and Pepsi International Bottlers, LLC, (ii) incremental recurring corporate
    administrative expenses, (iii) interest expense on $    of debt expected to
    be outstanding after giving effect to the offering at an estimated interest
    rate of   % and (iv) PepsiCo's   % minority interest in Bottling LLC. The
    pro forma combined balance sheet data gives effect to the offering and to
    debt of $    expected to be outstanding after the offering and the October
    1998 acquisition of Pepsi-Cola Allied Beverages, Inc., as if such transactions had actually occurred on September 5, 1998.

(3) Pro forma earnings per share is based upon an assumed   million shares of
    capital stock to be outstanding after the offering.

(4) EBITDA is computed as net income plus the sum of interest, income tax, depreciation and amortization expense and minority interest. We have included information concerning EBITDA because it is used by certain investors as a measure of our operating performance. EBITDA is not required under generally accepted accounting principles ("GAAP") and should not be considered an alternative to net income or any other measure of performance required by GAAP, and should be read in conjunction with the Combined Statements of Cash Flows contained in the Combined Financial Statements included elsewhere in this prospectus. EBITDA should also not be used as a measure of liquidity or cash flows under GAAP.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

    We are the world's largest manufacturer, seller and distributor of carbonated and non-carbonated Pepsi-Cola beverages, accounting for 54% of the Pepsi-Cola beverages sold in North America and 32% worldwide. We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of 39 states, the District of Columbia, eight Canadian provinces, Spain, Greece and Russia. Approximately 93% of our volume is sold in North America and approximately 88% of our net sales are derived from the sale of Pepsi-Cola beverages.

    COMPETITION. The liquid refreshment beverage business is highly competitive. Carbonated soft drink products compete not only with each other, but also with non-carbonated beverages sold in bottles and cans such as waters, shelf-stable juices and juice drinks, sports drinks and ready-to-drink tea and coffee drinks. In addition, liquid refreshment beverages compete with other beverages, including milk, beer and non-packaged beverages such as tap water. Our competitors in the liquid refreshment beverage industry include bottlers and distributors of nationally advertised and marketed products, bottlers and distributors of regionally advertised and marketed products, as well as bottlers of private label soft drinks sold in chain stores. The industry competes primarily on the basis of advertising to create brand awareness, price and price promotions, retail space management, customer service, consumer points of access, new products, packaging innovations and distribution methods.

    PEPSICO'S OWNERSHIP INTEREST.  Following the offering, PepsiCo will own   %
of our outstanding common stock ( % if the underwriters' over-allotment option is exercised in full) and 100% of our outstanding Class B common stock, together
representing   % of the voting power of all classes of our voting stock. PepsiCo
will also own   % of the equity of Bottling LLC, our principal operating
subsidiary, giving PepsiCo economic ownership of   % of our combined operations
(   % if the underwriters' over-allotment option is exercised in full).

    FINANCIAL STATEMENTS. Our Combined Financial Statements and the notes thereto, which are included elsewhere in this prospectus, reflect the results of operations, financial condition and cash flows of the business transferred to us from PepsiCo. Our Combined Financial Statements have been carved-out from the financial statements of PepsiCo using the historical results of operations and assets and liabilities of such business. Certain costs have been reflected in the Combined Financial Statements which are not necessarily indicative of the costs that we would have incurred had we operated as an independent, stand-alone entity for all periods presented. Such costs include (i) allocated PepsiCo corporate overhead, (ii) an allocation of PepsiCo interest expense and (iii) income taxes.

    - Corporate overhead related to PepsiCo's corporate administrative functions has been allocated to us based on a specific identification of PepsiCo's administrative costs relating to the bottling operations and, to the extent that such identification was not practicable, based upon the percentage of our sales to PepsiCo consolidated net sales. These allocated costs of $39 million, $42 million and $42 million for 1995, 1996 and 1997, respectively, have been included in selling, delivery and administrative expenses in the Combined Statements of Operations. We believe that such allocation methodology is reasonable. As a separate public company, we will incur certain incremental recurring corporate administrative expenses. See the Pro Forma Condensed Combined Financial Statements for information regarding the effect of additional corporate overhead on a pro forma basis.

    - Interest expense included in the Combined Financial Statements reflects an allocation of PepsiCo's interest costs based upon debt expected to be outstanding after the offering and application of the proceeds therefrom. Interest rates reflect PepsiCo's weighted average borrowing rate. Our interest rate for this debt would have been higher during the periods presented.

    - Income tax expense has been reflected in the Combined Financial Statements as if we had actually filed a separate income tax return. In the Combined Financial Statements, our effective tax rate is higher than the 35% U.S. federal statutory rate. This is primarily due to state and local income taxes, the amortization of goodwill which is not deductible for U.S. income tax purposes, and, until 1997, an accrual for a disputed claim with the Internal Revenue Service regarding the deductibility of the amortization of acquired franchise rights. In the future, our effective tax rate will depend on our structure and tax strategies as a separate, independent company.

    Cost of sales is comprised of raw materials, which include concentrates, sweeteners, carbon dioxide and other ingredients; packaging, which is primarily cans and plastic bottles; and other direct costs, including labor and manufacturing overhead. Expenditures for concentrate and packaging constitute our largest individual raw material costs, each representing approximately 45% of our total raw material costs. We depend primarily on PepsiCo for our concentrates and we purchase our other raw materials from multiple suppliers. We are subject to market fluctuations in commodity pricing. PepsiCo has announced, effective February 1999, an increase in the price of its concentrates. We expect that the aggregate price to us of concentrates will increase by approximately 5% in 1999, although PepsiCo has advised us that it expects that the cost of these price increases will be offset in substantial part by anticipated increases in marketing support and funding.

    Selling, delivery and administrative expenses include labor and benefit costs, depreciation of facilities and equipment and advertising and marketing expenses. These expenses also include significant non-cash charges for amortization of franchise rights, goodwill and other intangible assets.

    Our fiscal year ends on the last Saturday in December and generally consists of 52 weeks, though certain of our fiscal years will consist of 53 weeks. This last occurred in 1994 and will next occur in 2000. Fiscal years 1995, 1996 and 1997 consisted of 52 weeks. Each of the first three quarters of each fiscal year consists of 12 weeks and the fourth quarter consists of 16 or 17 weeks.

    SEASONALITY. Our business is seasonal, with our peak season being the warm summer months beginning with Memorial Day and ending with Labor Day. More than 90% of our operating income is typically earned in the second and third quarters and we typically report a net loss in the first and fourth quarters. Over 75% of cash flow from operations is typically generated in the third and fourth quarters. Bad weather conditions during our peak selling season could adversely affect operating income and cash flow and could therefore have a disproportionate impact on our results for the full year.

    ACQUISITIONS. In addition to growth derived from our existing territories, we intend to pursue additional acquisitions of independent PepsiCo bottlers. In 1998, we made several acquisitions which increased our ownership of the PepsiCo system in the U.S. from approximately 51% to 52% and in Canada from approximately 65% to 79%. In 1998, we acquired the remaining interest in our Russian joint venture. The unaudited Pro Forma Combined Statements of Operations reflect these transactions as though they had been made on the first day of fiscal 1997.

    INTERNATIONAL MARKETS. Operating results in our international markets vary considerably based on economic and industry development. In Spain and Greece, which contribute approximately 7% of net sales and 8% of volume and provide positive cash flow, there is low inflation, economic stability and a carbonated soft drink industry that has been in existence for some time.

    In recent years, we have invested in Russia to build infrastructure and to fund start-up manufacturing and distribution costs. Approximately 1% of our net sales in fiscal 1997 and 2% in the thirty-six weeks ended September 5, 1998 were attributable to our operations in Russia. During such periods, operating losses amounted to $50 million and $57 million, respectively, and cash requirements for investing activities and to fund operations were $71 million and $168 million, respectively. A substantial portion of such cash requirements was attributable to our purchase of a 25% interest in a Russian bottler in 1997, and our purchase of the remaining interest in such bottler in 1998.

    The recent economic turmoil in Russia has had a further adverse effect on our results of operations, cash flows and financial condition during our fourth fiscal quarter. Net sales in Russia are denominated in rubles, which in August 1998 experienced significant devaluation against the U.S. dollar, whereas a substantial portion of the expenses of our Russian bottling operations are denominated in U.S. dollars. In addition, the current Russian economic crisis has caused a significant drop in demand resulting in lower net sales and increased operating losses. We have taken actions to reduce our fixed cost structure in response to these economic events. We are evaluating the extent of impairment of our long-lived assets in Russia, which will be recorded in the fourth quarter of fiscal 1998.

    For the foreseeable future, we anticipate that our Russian operations will incur losses and require significant amounts of cash to fund operations. However, capital requirements will be minimal because our existing infrastructure is adequate for current operations. We plan to review our Russian operations on a regular basis and to consider changes in our distribution systems and other operations as circumstances dictate.

USE OF EBITDA

    As a separate entity, we will have a capital structure and financial policies that are more appropriate for a bottling company, allowing us to make better capital allocation and investment decisions. As an independent entity, we will be able to shift our performance emphasis to growth in EBITDA. We believe this shift in emphasis is appropriate given our higher levels of indebtedness and significant non-cash depreciation and amortization charges resulting from our capital investments and acquisitions. EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flows and other measures of financial performance reported in accordance with generally accepted accounting principles. Management's discretionary use of funds depicted by EBITDA may be limited by working capital, debt service, tax payment and capital expenditure requirements, and by restrictions related to legal requirements, commitments and uncertainties.

RESULTS OF OPERATIONS

    The following discussion and analysis of our results of operations, financial condition and cash flows should be read in conjunction with the Combined Financial Statements and the accompanying notes appearing elsewhere in this prospectus.

    The table below sets forth, for the periods indicated, Combined Statements of Operations data as a percentage of net sales.

                                                                           FISCAL YEAR              THIRTY-SIX WEEKS
                                                                 -------------------------------  --------------------
                                                                   1995       1996       1997       1997       1998
                                                                 ---------  ---------  ---------  ---------  ---------
Net sales......................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales..................................................       59.0       58.2       58.1       57.9       58.9
                                                                 ---------  ---------  ---------  ---------  ---------
Gross profit...................................................       41.0       41.8       41.9       42.1       41.1
Selling, delivery and administrative expenses..................       35.6       36.3       36.8       34.7       35.3
                                                                 ---------  ---------  ---------  ---------  ---------
Operating income...............................................        5.4        5.5        5.1        7.4        5.8

EBITDA.........................................................       12.0       11.9       11.8       13.8       12.3

THIRTY-SIX WEEKS ENDED SEPTEMBER 5, 1998 COMPARED TO THIRTY-SIX WEEKS ENDED
  SEPTEMBER 6, 1997

                                                                     THIRTY-SIX WEEKS
                                                             --------------------------------
AMOUNTS IN MILLIONS                                               1997             1998         $ CHANGE     % CHANGE
-----------------------------------------------------------  ---------------  ---------------  -----------  -----------
Net sales..................................................     $   4,677        $   4,988      $     311          6.6%
Operating income...........................................           348              292            (56)       (16.1)
EBITDA.....................................................           647              612            (35)        (5.4)

    Worldwide raw case volume grew 7% with North America increasing 6% and international increasing 20%. Excluding the impact of acquisitions, volume increased 5% and 7% in our North American and international markets, respectively. Strong increases in Pepsi-Cola beverages, led by MOUNTAIN DEW, and expanded U.S. distribution of AQUAFINA bottled water, coupled with growth in LIPTON BRISK and MUG drove the growth in volume.

    Worldwide net sales growth of 6.6% was fueled by strong volume gains, acquisitions of bottlers in Russia and North America and favorable pricing. Volume gains contributed five percentage points of net sales growth. Unfavorable foreign currency fluctuations, primarily in Spain and Canada, reduced net sales growth by one percentage point, while bottler acquisitions contributed two percentage points to net sales growth. Pricing improvements were primarily a result of favorable mix shifts.

    For the first thirty-six weeks of 1998, our operating income declined $56 million or 16.1% as compared to the same period in 1997. Strong worldwide volume growth in all markets and improved pricing/product mix were more than offset by higher raw material costs, increases in selling and delivery expenses associated with significant investments in cold drink equipment (primarily vending machines and coolers) and higher losses in Russia.

    - Cost of sales as a percentage of net sales increased from 57.9% in 1997 to 58.9% in 1998, because of higher concentrate and sweetener costs which were partially offset by lower plastic bottle costs.

    - Selling, delivery and administrative expenses increased $139 million or 8.6% in 1998. These expenses grew faster than volume largely because we continued our program of heavy investment in vending machines and coolers, consistent with our long-term strategy to increase our presence in the cold drink channel of the industry in North America. Year-to-date spending on vending machines and coolers at customer locations in North America is approximately 8% higher than the comparable period in 1997, driving increases in the costs associated with placing, depreciating and servicing these assets. Information system costs incurred to remediate Year 2000 issues also contributed to selling, delivery and administrative cost growth. See "--Year 2000" below.

    - In early 1998, we acquired the remaining 80% interest in our Russian joint venture. We had higher operating losses in Russia for the first thirty-six weeks of 1998 compared to the same period in 1997 because in 1998 we reflected 100% of the losses incurred by our Russian joint venture in our financial results.

    EBITDA for the first thirty-six weeks of 1998 declined $35 million or 5.4% as compared to the same period in 1997. This decline in EBITDA was lower than the decline in operating income due primarily to a significant increase in depreciation expense resulting from our investments in cold drink equipment which reduced our operating income.

    INTEREST EXPENSE, NET

    Weighted average interest expense increased $6 million or 4.3% for the first thirty-six weeks in 1998 over the comparable period in 1997, reflecting an increase in PepsiCo's average borrowing rate.

    INCOME TAX EXPENSE

    Our effective tax rate for the first thirty-six weeks of 1998 was 52.1% compared to 46.6% for the comparable period in 1997. The change was due primarily to reduced income from our operations, which when coupled with the same level of non-deductible items produced a higher effective tax rate.

FISCAL 1997 COMPARED TO FISCAL 1996

AMOUNTS IN MILLIONS                                                         1996       1997      $ CHANGE      % CHANGE
------------------------------------------------------------------------  ---------  ---------  -----------  -------------
Net sales...............................................................  $   6,603  $   6,592   $     (11)         (0.2)%
Operating income........................................................        363        337         (26)         (7.2)
EBITDA..................................................................        788        776         (12)         (1.5)

    Worldwide raw case volume grew 3% reflecting 4% growth in our North American markets driven by strong performance from MOUNTAIN DEW, LIPTON BRISK and MUG offset by an 8% decline in our international markets. Our international volume, excluding our St. Petersburg, Russia operations, which we sold in 1997, was 4% lower than in the prior year.

    Worldwide net sales in 1997 declined by 0.2% compared to 1996. Volume gains contributed four percentage points of net sales growth. Pricing declines resulting from the competitive pricing environment in North America offset volume growth by approximately two percentage points. In addition, the combined effect of unfavorable foreign currency fluctuations, primarily in Spain, and the sale of our St. Petersburg, Russia operations also reduced net sales growth by two percentage points.

    Operating income in 1997 declined $26 million or 7.2% as compared to 1996. Results were impacted by significant competitive pricing pressures in our North American markets and lower international volumes. These items more than offset the positive North American volume growth and lower raw material costs in the majority of our markets.

    - Cost of sales as a percentage of net sales improved from 58.2% in 1996 to 58.1% in 1997. Significant declines in aluminum, plastic bottles and sweetener costs in 1997 were greater than the effect of the decline in pricing on net sales.

    - Selling, delivery and administrative expenses increased $27 million or 1.1% in 1997, somewhat slower than volume growth. Beginning in 1997, we began a multi-year investment in vending machines and coolers to increase our North American presence in the cold drink channel. However, financial support received from PepsiCo for this initiative more than offset the incremental costs for placement and servicing of this equipment.

    EBITDA in 1997 declined $12 million or 1.5% as compared to 1996. This decline was lower than the decline in operating income due to increases in depreciation expense associated with our cold drink investment strategy.

    INTEREST EXPENSE, NET

    In 1997, net interest expense decreased $3 million or 1.5% due primarily to external debt reductions in our international markets.

    INCOME TAX EXPENSE

    Our effective tax rate in 1997 was 47.0% compared to 61.1% in 1996. The change was due primarily to no longer accruing for a disputed claim with the Internal Revenue Service regarding deductibility of the amortization of acquired franchise rights because we made substantial progress towards a satisfactory resolution of the dispute. The other significant factor contributing to the change was the increased tax benefit from our international operations.

FISCAL 1996 COMPARED TO FISCAL 1995

AMOUNTS IN MILLIONS                                                         1995       1996      $ CHANGE      % CHANGE
------------------------------------------------------------------------  ---------  ---------  -----------  -------------
Net sales...............................................................  $   6,393  $   6,603   $     210           3.3%
Operating income........................................................        349        363          14           4.0
EBITDA..................................................................        767        788          21           2.7

    Worldwide raw case volume grew 3% due to growth in North America. The volume growth in North America was attributable to growth in brand PEPSI, MOUNTAIN DEW and MUG. International volume growth was flat with volume gains in Russia offset by declines in Spain and Greece.

    Worldwide net sales grew 3.3% primarily attributable to North American volume gains and modest price increases. Improved pricing was a result of higher prices across most packages in the first half of the year, partially offset by lower can pricing in the second half of the year in our North American markets. Additionally, our Spain and Greece markets had higher pricing on most package sizes in 1996.

    Operating income grew by $14 million or 4.0% in 1996 as compared to 1995. Volume growth, lower raw material costs and improved pricing in our U.S. and Canadian markets were partially offset by higher selling, delivery and administrative expenses across all of our markets.

    - Cost of sales as a percentage of net sales improved from 59.0% in 1995 to 58.2% in 1996 due to lower plastic bottle and sweetener costs.

    - Selling, delivery and administrative expenses increased $123 million or 5.4% in 1996, which was more than volume growth. The increase was the result of higher expenses incurred to support key information technology initiatives including new selling tools and systems to support the centralization of our North American credit and collection functions and expenses incurred to increase operating efficiencies in Spain.

    EBITDA in 1996 increased $21 million or 2.7% as compared to 1995. This increase was higher than the increase in operating income due to higher depreciation expense in 1996.

    INTEREST EXPENSE, NET

    Net interest expense decreased $13 million or 5.9% in 1996 primarily reflecting a decrease in PepsiCo's average borrowing rate.

    INCOME TAX EXPENSE

    In 1996, our effective tax rate of 61.1% was slightly higher than our effective tax rate of 60.8% in 1995. There was no significant change in the various factors that impacted these rates.

LIQUIDITY AND CAPITAL RESOURCES

    FINANCING

    Our capital investments and acquisitions have been financed by cash flow from operations and advances from PepsiCo. Under PepsiCo's centralized cash management system, PepsiCo deposited sufficient cash in our bank accounts to meet our daily obligations, and withdrew excess funds from those accounts. These transactions are included in advances from PepsiCo in the Combined Balance Sheets and Combined Statements of Cash Flows.

    We are currently in the process of negotiating a bank credit facility which
we anticipate will provide $   of revolving credit capacity. We expect these
arrangements to be finalized prior to the offering.

    The debt levels prior to the offering are not necessarily indicative of our debt levels as a separate, independent entity.

    Based upon current and anticipated levels of operations, we believe that our cash on hand and cash flow from operations, combined with borrowings available under the proposed bank facility, will be sufficient to enable us to meet our current and anticipated cash operating requirements, capital expenditures and working capital needs for the foreseeable future. However, actual capital requirements may change, particularly as a result of any acquisition which we may make. Our ability to meet current and anticipated operating requirements will depend upon our future performance, which, in turn, will be subject to general economic and competitive conditions and to financial, business and other factors, some of which may be beyond our control.

    CAPITAL EXPENDITURES

    We have incurred and will require capital for (i) ongoing infrastructure, including investment in developing markets and (ii) acquisitions.

    - Our business requires substantial infrastructure investments to maintain our existing level of operations and to fund investments targeted at growing our business. Capital infrastructure expenditures totaled $358 million, $418 million and $472 million during 1995, 1996 and 1997, respectively, and $325 million and $356 million for the first thirty-six weeks of 1997 and 1998, respectively. We believe that capital infrastructure spending will continue to be significant, driven by our increased investment in the cold drink channel. We anticipate investing approximately $ billion in infrastructure over the next three years.

    - We intend to pursue acquisitions of independent PepsiCo bottlers in North America, particularly in territories contiguous to our own, and expect that PepsiCo will help us identify these bottlers. These acquisitions will enable us to provide better service to our large retail customers as well as to reduce costs through economies of scale. We also plan to evaluate international acquisition opportunities as they become available.

CASH FLOWS

    THIRTY-SIX WEEKS ENDED SEPTEMBER 5, 1998 COMPARED TO THIRTY-SIX WEEKS ENDED
     SEPTEMBER 6, 1997

    Net cash provided by operations for the thirty-six weeks ended September 5, 1998 was $275 million compared with $252 million for the comparable period in 1997 due to the favorable effect of a three year insurance prepayment to a PepsiCo affiliate in 1997.

    Net cash used for investments was $623 million in the thirty-six weeks ended September 5, 1998, as compared to $341 million for the comparable period in 1997. In 1998, $269 million was utilized for the acquisition of bottlers in the U.S., Canada and Russia. In addition, we continued to make investments in cold drink equipment in North America.

    The net cash used for investments in 1998 was financed through normal operating activities, advances from PepsiCo and proceeds from short and long-term borrowings. The total net cash provided by financing activities for the thirty-six weeks ended September 5, 1998 was $318 million.

    FISCAL 1997 COMPARED TO FISCAL 1996

    Net cash provided by operations in 1997 increased to $560 million from $463 million in 1996. This improvement was driven by a focus on working capital management, partially offset by prepayment of insurance to an affiliate of PepsiCo.

    Net cash used for investments was $564 million in 1997, as compared to $376 million in 1996. In 1997, we began an initiative to significantly increase the amount of cold drink equipment in North

America. Also contributing to this increase were additional investments made in the Russian joint venture and increased payments for non-current and other assets.

    In 1997, we received $149 million in advances from PepsiCo. This financing was primarily used to repay short and long-term borrowings and make capital investments. Our remaining capital needs were funded by normal operating activities.

    FISCAL 1996 COMPARED TO FISCAL 1995

    Net cash provided by operations in 1996 increased to $463 million from $443 million in 1995 in line with earnings growth.

    Net cash used for investments was $376 million in 1996, as compared to $355 million in 1995. This increase represents higher capital expenditures partially offset by cash provided from the sale of bottling operations.

    The net cash used for investments in 1996 was financed through normal operating activities. With the additional cash generated through operating activities we paid down our advances from PepsiCo. The net cash used in financing activities was $78 million in 1996.

MARKET RISKS

    We are exposed to various market risks including (i) commodity prices, (ii) interest rates on our debt and (iii) foreign exchange rates.

    COMMODITY PRICES

    We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate.

    INTEREST RATES

    Historically, we have had no material interest rate risk associated with debt used to finance our operations due to limited third party borrowings. Subsequent to the offering, we intend to manage our interest rate exposure using both financial derivative instruments and a mix of fixed and floating interest rate debt.

    FOREIGN EXCHANGE

    Operating in international markets involves exposure to movements in currency exchange rates. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category.

    Operations outside the U.S. constitute approximately 16% of our net sales. As currency exchange rates change, translation of the statements of operations of our international businesses into U.S. dollars affects year-over-year comparability. We have not hedged translation risks because cash flows from international operations have generally been reinvested locally, nor historically have we entered into hedges to minimize the volatility of reported earnings. We estimate that a 10% change in foreign exchange rates would affect reported operating income by less than $5 million.

    Foreign exchange gains and losses reflect transaction and translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. Russia is considered a highly inflationary economy for accounting purposes and all foreign exchange gains and losses are included in the Combined Statements of Operations.

    On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency, the Euro. The Euro trades on currency exchanges and may be used in business transactions. Conversion to the Euro eliminated currency exchange rate risk between member countries. Beginning in January 2002, new Euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation.

    Spain is one of the member countries that instituted the Euro and we have established plans to address the issues raised by the Euro currency conversion. These issues include, among others, the need to adapt computer and financial systems, business processes and equipment such as vending machines, to accommodate Euro-denominated transactions and the impact of one common currency on cross-border pricing. Since financial systems and processes currently accommodate multiple currencies, we do not expect the system and equipment conversion costs to be material. Due to numerous uncertainties, we cannot reasonably estimate the long-term effects one common currency may have on pricing, costs and the resulting impact, if any, on financial condition or results of operations.

YEAR 2000

    We have established teams to identify and correct Year 2000 issues. Information technology systems with non-compliant code are expected to be modified or replaced with systems that are Year 2000 compliant. Similar actions are being taken with respect to systems embedded in manufacturing and other facilities. The teams are also charged with investigating the Year 2000 readiness of suppliers, customers and other third parties and with developing contingency plans where necessary.

    Key information technology systems have been inventoried and assessed for compliance, and detailed plans are in place for required system modifications or replacements. Remediation and testing activities are well underway with approximately 83% of the systems already compliant. This percentage is expected to increase to 95% and 99% by the end of the first and second quarters of 1999, respectively. Inventories and assessments of systems embedded in manufacturing and other facilities are in progress and expected to be complete by year-end; remediation began in the fourth quarter of 1998 with a mid-year 1999 target completion date. Independent consultants are monitoring progress against remediation programs and performing tests at certain key locations. In addition, the progress of the programs is also monitored by senior management and the boards of directors of PepsiCo and PBG.

    Our most significant exposure arises from our dependence on high volume transaction processing systems, particularly for production scheduling, inventory cost accounting, purchasing, customer billing and collection, and payroll. We anticipate that any corrective actions to these applications will be completed by the end of the second quarter in 1999.

    We have identified critical suppliers, customers and other third parties and have begun to survey their Year 2000 remediation programs. Risk assessments and contingency plans, where necessary, will be finalized in the second quarter of 1999.

    Incremental costs directly related to Year 2000 issues are estimated to be $49 million, of which $20 million was spent in the first thirty-six weeks of 1998, and $8 million of which was spent in 1997. Approximately one-half of the total estimated spending represents costs to modify existing systems. This estimate assumes that we will not incur any costs on behalf of our suppliers, customers or other third parties. These costs will not necessarily increase our normal level of spending on information technology due to the deferral of other projects to enable us to focus on Year 2000 remediation.

    Contingency plans for Year 2000 related interruptions are being developed and will include, but not be limited to, the development of emergency backup and recovery procedures, remediation of existing systems parallel with installation of new systems, replacement of electronic applications with manual processes, identification of alternate suppliers and an increase in raw material and finished goods inventory levels. All plans are expected to be completed by the end of the second quarter in 1999.

    Our most likely potential risk is a temporary inability of suppliers to provide supplies or raw materials or of customers to pay on a timely basis.

    Our Year 2000 efforts are ongoing and our overall plan, as well as the consideration of contingency plans, will continue to evolve as new information becomes available. While we anticipate no major interruption to our business activities, that will depend, in part, on the ability of third parties to be Year 2000 compliant. Although we have implemented the actions described above to address third party issues, we have no direct ability to ensure compliance action by such parties. Accordingly, while we believe our actions in this regard should have the effect of lessening Year 2000 risks, we are unable to eliminate such risks or to estimate the ultimate effect of Year 2000 risks on our operating results.

NEW ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We are currently assessing the effects of adopting SFAS 133, and have not yet made a determination of the impact on our financial position or results of operations. SFAS 133 will be effective for our first quarter of year 2000.

                                    BUSINESS

    The Pepsi Bottling Group, Inc. is the world's largest manufacturer, seller and distributor of carbonated and non-carbonated Pepsi-Cola beverages, accounting for 54% of the Pepsi-Cola beverages sold in North America and 32% worldwide. We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of 39 states, the District of Columbia, eight Canadian provinces, Spain, Greece and Russia. Approximately 93% of our volume is sold in North America.

    The brands we sell are some of the best recognized trademarks in the world and include PEPSI-COLA, DIET PEPSI, MOUNTAIN DEW, LIPTON BRISK, LIPTON'S ICED TEA, 7UP (outside the U.S.), PEPSI MAX, PEPSI ONE, SLICE, MUG, AQUAFINA, STARBUCKS FRAPPUCCINO and MIRINDA, which we bottle under licenses from PepsiCo or PepsiCo joint ventures. In some of our territories, we also have the right to manufacture, sell and distribute soft drink products of other companies, including DR PEPPER and 7UP (in the U.S.). During the period from 1992 through 1997, the volume of Pepsi-Cola beverages sold in our U.S. territories, measured in equivalent cases, grew at a compound annual rate of approximately 4%.

    In the U.S. in 1997, the Pepsi-Cola beverages we sell had a 31% share of the carbonated soft drink market as compared to the brands of The Coca-Cola Company ("Coca-Cola"), which had a 44% share. However, excluding fountain sales, where the consumer typically does not have a choice due to exclusive agreements, the market share difference narrowed significantly, with Pepsi-Cola beverages having 25% and Coca-Cola brands having 28%, according to our estimates. In convenience and gas stores, where retail pricing, packaging and presentation are generally similar among brands, and therefore consumers are free to choose based on brand preference and taste, Pepsi-Cola beverages had the leading share, with 40%, as compared to 36% for Coca-Cola brands.

    Our products are delivered through an extensive direct-to-store distribution system. Our North American distribution system utilizes approximately 7,000 trucks and covers over 7,400 routes. Working seven days a week, our sales force sells and delivers over 100 million eight ounce servings per day. Our products are produced in 72 manufacturing facilities worldwide.

    Our management team has substantial experience in the soft drink bottling business and a proven operating record with respect to manufacturing operations, sales, distribution and financial management. For example, Craig Weatherup, our Chairman and Chief Executive Officer, has over 24 years of experience in the beverage industry and our 11 field operations managers have an average of nearly 15 years of experience in the beverage business.

    With our strong portfolio of global brands, broad range of products, extensive distribution system, scale in operations, experienced management team and close relationship with PepsiCo, we expect to continue to be a leader in the liquid refreshment beverage industry.

THE LIQUID REFRESHMENT BEVERAGE INDUSTRY

    OVERVIEW

    We believe we are well positioned to capitalize on industry trends in the liquid refreshment beverage industry. Liquid refreshment beverage annual retail sales in 1997 were more than $72 billion in North America, and included carbonated soft drink products, as well as non-carbonated beverages sold in bottles and cans, such as waters, shelf-stable juices and juice drinks, sports drinks and tea and coffee drinks. This industry does not include alcoholic or dairy beverages or waters, coffees or teas that are not packaged and ready-to-drink.

    The following chart sets forth the category mix by volume for the U.S.:

     1997 CATEGORY MIX BY VOLUME--U.S. LIQUID REFRESHMENT BEVERAGE INDUSTRY

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

          SPORTS DRINKS                3%
Ready-to-drink Tea and Coffee              3%
Bottled Water                             16%
Shelf-stable Juices and Juice
Drinks                                     8%
Carbonated Soft Drinks                    70%

    Source: Beverage World

    The owners of beverage brands either manufacture and sell products themselves or appoint bottlers to sell, distribute and, in some cases, manufacture these products pursuant to licenses. Brand owners, such as PepsiCo, generally own both the beverage trademarks and the secret formulas for the concentrates, which they also manufacture and sell to their licensed bottlers. Brand owners also develop new products and packaging for use by their bottlers. Brand owners develop national marketing, promotion and advertising programs to support their brands and brand image, and lead and coordinate selling efforts with respect to national fountain, supermarket and mass merchandising accounts. They also provide local marketing support to their bottlers.

    Bottlers, such as PBG, are generally responsible for manufacturing, selling and distributing their products under the brand names they license from brand owners in their exclusive territories. For carbonated soft drink products, the bottler combines soft drink concentrate with sweeteners and carbonated water and packages this mixture in bottles or cans. Bottlers may also have licenses to manufacture syrup for sale to fountain accounts. Under these licenses, bottlers combine soft drink concentrate with sweeteners to manufacture syrup for delivery to fountain customers. For non-carbonated beverages, the bottler either manufactures and packages such products or purchases such products in finished form and sells them through its distribution system.

    The primary distribution channels for the retail sale of products in the beverage industry are supermarkets, mass merchandisers, vending machines, convenience and gas stores, fountain (such as restaurants or cafeterias) and other (for example, small groceries, drug stores and educational institutions). Channel mix refers to the relative size of the various distribution channels through which beverage products are sold. The largest channel in North America is supermarkets but the fastest growing channels have been mass merchandisers, fountain and convenience and gas stores.

    The following chart sets forth the carbonated soft drink channel mix by volume in the U.S.:

                  1997 U.S. CARBONATED SOFT DRINK CHANNEL MIX

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           VENDING                11%
Mass Merchandisers                    8%
Supermarkets and Other Retail        44%
Fountain                             25%
Convenience and Gas Stores           12%

Source: Beverage Marketing Corporation

    Depending upon the size of the bottler and the particular market, a bottler delivers products through these channels using either a direct-to-store delivery system or a warehouse system. In a direct-to-store delivery system, a bottler delivers its product to a store, stocks the store's shelves and orders additional product when needed by the store. In a warehouse system, the bottler delivers beverages to a warehouse, and then the retailer or a third party delivers the product to a store. In its exclusive territories, each bottler is responsible for selling products and providing timely service to its existing customers and identifying and obtaining new customers. Bottlers are also responsible for local advertising and marketing, as well as the execution in their territories of national and regional selling programs instituted by brand owners. The bottling business is capital intensive. Manufacturing operations require specialized high-speed equipment, and distribution requires extensive placement of cold drink, vending and fountain equipment as well as investment in trucks and warehouse facilities.

    The soft drink bottling industry in North America consists of three bottling networks: (1) the PepsiCo system, which includes PBG, Whitman Corporation and other independent PepsiCo bottlers, (2) the Coca-Cola system, which includes CCE and Coca-Cola Bottling Co. Consolidated, as well as other independent Coca-Cola bottlers and (3) the smaller independent bottlers of brands not associated with either PepsiCo or Coca-Cola.

    INDUSTRY TRENDS

    We believe that the following are the significant trends in the industry:

    -  GROWTH IN BEVERAGE SALES

           Liquid refreshment beverage sales have grown in recent years and this growth is expected to continue. From 1992 to 1997, average annual equivalent case sales of liquid refreshment beverages in the U.S. increased 4%. Carbonated soft drink sales increased 3% and non-carbonated soft drink sales increased 13% per annum over the same period.

    -  CHANGES IN LIFESTYLE

           The emergence of an "on-the-go" lifestyle in developed countries has resulted in increased dining out and demand for ready-to-drink beverages instead of drinks prepared at home. In addition, consumers are demanding packages that are easy to carry, close and reuse and that are available at convenient locations. Consumers are also increasingly shifting to bottled or canned soft drinks, waters and teas from hot coffee, milk and tap water. As a result, convenience, packaging and product innovation have become important factors in consumers' purchasing decisions. To capitalize on this trend, bottlers and brand owners are (1) making products easier to purchase and more readily available for consumption by expanding points of access, especially for cold single-serve products,
       (2) creating innovative packaging and (3) developing new products.

           The market for cold drinks sold for immediate consumption is one of the fastest growing segments in the liquid refreshment beverage industry in North America. Since a key to making a sale is having products close at hand, pursuing sales opportunities requires the placement of equipment that keeps products cold (vending machines, visi-coolers and fountain dispensers) in a location where the consumer is likely to purchase a drink. As a result, bottlers, especially PBG and CCE, are investing significant capital to increase the number of cold drink vending machines and coolers in the marketplace. Locations include restaurants, convenience and gas stores, schools and businesses and supermarkets and video stores. Since 1995, the number of vending machines in the U.S. marketplace has increased more than 35%.

           Innovations in packaging have also addressed consumers' desire for convenience. Over the last 30 years, a variety of new sizes, shapes and configurations of packaging has been introduced. For instance, use of the 20 ounce plastic bottle has become increasingly popular because of its larger size and resealable cap, which allows for better portability in a single-serve package.

           In the past five years, the number of new product introductions in the liquid refreshment beverage industry has increased to satisfy consumers' desire for a wider choice of flavors and products. New products have included bottled teas, waters, juices, new age drinks and sports drinks, as well as new carbonated soft drinks. From 1992 to 1997, the volume of non-carbonated beverages in the U.S. has grown more than 80%, from approximately 700 million equivalent cases to 1.3 billion equivalent cases.

    -  CONSOLIDATION OF BOTTLERS

           The bottling industry has experienced significant consolidation in recent years. The reasons for this consolidation are the need to generate economies of scale and cost savings and the need to better sell to and service large regional and national accounts, such as supermarkets, restaurants and mass merchandisers, which have themselves been consolidating. Consolidation has also been driven by the estate planning needs of family-owned independent bottlers and competitive pressures to invest in manufacturing, distribution and information systems. We believe that these factors will result in continued consolidation of the bottling industry.

    -  INCREASE IN INTERNATIONAL OPPORTUNITIES

           Per capita carbonated soft drink beverage consumption varies considerably around the world. In 1997, U.S. per capita consumption was 859 eight ounce servings. International per capita consumption is dramatically lower than in North America. However, in many international markets consumption is growing rapidly. The following chart sets forth per capita consumption of carbonated soft drinks in selected countries:

              CARBONATED SOFT DRINK CONSUMPTION PER CAPITA IN 1997

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

               COUNTRIES IN WHICH WE OPERATE
U.S.                                          859
Mexico                                        495
Canada                                        460
UK                                            336
Greece                                        281
Spain                                         227
Poland                                        141
Russia                                         65
China                                          17
                          8 OZ. SERVINGS PER YEAR

           Generally, in international markets the variety of soft drink products is not as broad and the distribution channels are less developed than in North America. In many markets outside North America, soft drinks are established products but many opportunities for volume growth remain through basic improvements in distribution infrastructure, packaging innovation, the introduction of cold drink equipment and, in developed countries, modern large store merchandising and promotional techniques.

           Given the relatively low per capita consumption levels of carbonated soft drinks outside North America, bottlers in international markets are increasingly focused on opportunities to grow through expansion of their distribution channels and product and packaging innovation. We believe that the greatest potential for volume growth lies in several less-developed markets, including Eastern Europe, Russia, China and India. In these markets, bottlers are attempting to take advantage of increases in consumers' disposable income, shifts in consumers' tastes to soft drinks and, in certain countries, the development of the local economy and its retail trade and infrastructure. Significant investments are being made in these markets by PepsiCo and others to develop basic infrastructure and build brand awareness.

STRATEGY

    Our strategy is intended to capitalize on the key trends in the beverage industry as well as our strengths, which include our broad portfolio of global brands supported by PepsiCo's marketing programs, an extensive range of products, an effective distribution system, scale in operations and purchasing and an experienced management team.

    We have designed our strategy to enable us to achieve our goals of growing EBITDA, earning a return on our investments in excess of our cost of capital and increasing our market share. The key elements of our strategy include:

    -  INCREASE COLD DRINK AVAILABILITY

           We intend to continue to invest significantly in placements of vending machines and coolers to increase cold drink availability in the marketplace. The market for cold drinks sold from vending machines and coolers for immediate consumption is one of the fastest growing and most profitable segments within the liquid refreshment beverage industry in North America because of the emergence of an on-the-go lifestyle and the consumer's desire for convenience. This market is particularly attractive for us because the gross margins for product sold through cold drink equipment are significantly higher than those from sales of products for consumption at home. In the U.S., beverages sold cold constituted approximately 30% of our volume and 35% of our net sales in fiscal 1997. Since the key to making the sale is having our products close at hand, pursuing this sales opportunity requires the placement of equipment that keeps our product cold (vending machines, visi-coolers and fountain dispensers) in a location where consumers live, work or play. Because consumers frequently desire to take the product with them, we have installed vending machines that can dispense the larger single-serve 20 ounce plastic bottles, which can be resealed and can be easily carried. In 1997, we began to increase significantly our placement of cold drink equipment, doubling the spending for new pieces of equipment placed in the market as compared to the prior year. In addition, we added almost 300 employees in positions designed to service the equipment in the market. In 1998, we placed approximately 250,000 new pieces of equipment into the market. We expect to continue this rapid pace of investment over the next several years.

    -  PURSUE NORTH AMERICAN ACQUISITIONS

           We expect to play a key role in the consolidation of PepsiCo's North American bottling system. We intend to pursue acquisitions of independent PepsiCo bottlers in North America, particularly in territories contiguous to our own, and expect that PepsiCo will help us identify and acquire these bottlers. In North America, we own 54% of the PepsiCo bottling system in terms of 1998 equivalent case sales, and more than 100 bottlers own the remaining 46%. Under the Pepsi Beverage Agreements, we may acquire independent PepsiCo bottlers in a significant portion of the remaining 46% of North America, subject to PepsiCo's approval. These acquisitions will enable us to provide better service to our large retail customers as well as to reduce costs through economies of scale.

    -  INCREASE PRODUCTIVITY

           We are undertaking a number of initiatives to reduce costs by improving productivity and operating efficiencies. Over the last two years, in North America, we have been engaged in a manufacturing and warehousing productivity program designed to maximize the capacity and efficiency of our production and warehousing labor and assets. As a result of this program, our manufacturing line efficiency increased 13%, resulting in lower annual operating costs and in capital investment savings. We expect to complete the first phase of this program by the end of 1999, and have already begun planning for a second phase, which we believe will generate additional labor and asset productivity gains by further improving our product supply chain management, from buying raw materials to stocking retailers' shelves.

    -  EXPAND BUSINESS WITH OUR KEY RETAIL CUSTOMERS

           In addition to adding points of access for cold drinks, we intend to grow our business with key retail customers. Our principal method will be to improve our retail presence through increased promotional frequency and in-store product inventory--on the shelf, on display and in the cooler--while remaining price competitive. In 1998, we reorganized our field sales teams to provide dedicated focus on large retail customers, small retail customers and on-premise or cold drink accounts. We believe this step will enable us to provide significantly better customer service and will stimulate growth.

           We believe our "category management" selling technique and "Power of One" approach to marketing provide us with a competitive advantage in retail chains. Our category management selling approach involves recommending to our retailers merchandising strategies and retail space allocation policies for a portfolio of beverage categories, as opposed to a specific brand. These policies maximize the strength and profitability of the entire beverage category for the retailer, and not just a particular brand. Given the strength of the products we distribute in channels where the consumer is free to choose any brand, we believe the category management approach aligns our objectives with those of the retailer and constitutes a competitive advantage.

           In the last two years, we have expanded our joint selling and promotional efforts with PepsiCo's snack division, Frito-Lay, a concept we call "Power of One." This includes take home promotional and display programs in supermarkets as well as single serve promotions in convenience and gas stores (such as combo pricing for a snack and beverage). The synergies of soft drinks and salty snacks and Frito-Lay's strength in the salty snack category make this combination a competitive advantage.

    -  CAPITALIZE ON DISTRIBUTION AND BRAND STRENGTHS

           We intend to take advantage of opportunities to increase our penetration in our exclusive territories and capitalize on the strength of PepsiCo's brand portfolio, which are some of the world's best recognized trademarks. For instance, MOUNTAIN DEW has been the fastest growing major soft drink brand in the U.S. over the last ten years and is now the fourth largest carbonated soft drink brand (after Coca-Cola, PEPSI-COLA and Diet Coke) in terms of equivalent cases sold in the U.S. It is larger than Sprite and more than twice the size of 7UP. Nevertheless, there remain many markets and distribution channels where MOUNTAIN DEW is under-represented. In addition, we intend to build upon the initial success of PEPSI ONE, our new one calorie cola which was introduced across the United States in October 1998. Although AQUAFINA only reached national distribution in 1998, it is already the number two bottled water in convenience and gas stores and number six in supermarkets. AQUAFINA presents significant opportunities for sales expansion because the bottled water segment is highly fragmented and growing rapidly. Our non-carbonated soft drink portfolio, in addition to AQUAFINA, includes the number one ready-to-drink packaged tea (LIPTON) and the only national ready-to-drink coffee beverage (STARBUCKS FRAPPUCCINO). Taken together, our broad product portfolio provides an advantage in selling to many customers.

           In the U.S. in 1997, the Pepsi-Cola beverages we sell had a 31% share of the carbonated soft drink market as compared to the brands of Coca-Cola, which had a 44% share. However, excluding fountain sales, where the consumer typically does not have a choice due to exclusive agreements, the market share difference narrowed significantly, with Pepsi-Cola beverages having 25% and Coca-Cola brands having 28%, according to our estimates. In convenience and gas stores, where retail pricing, packaging and presentation are generally similar among brands, and therefore consumers are free to choose based on brand preference and taste, Pepsi-Cola beverages had the leading share, with 40%, as compared to 36% for Coca-Cola brands.

    -  GROW OUR INTERNATIONAL BUSINESS

           Internationally, low per capita consumption levels present opportunities for volume growth. We will implement distribution and marketing initiatives tailored to each of our international markets in order to take advantage of these opportunities. We intend to improve our operating and financial performance in Spain and Greece. Spain and Greece currently have per capita consumption of carbonated soft drinks of about 230 and 280 eight ounce servings per year, respectively, less than one-third the U.S. per capita consumption. With low inflation, economic stability and a well-established carbonated soft drink industry, Spain and Greece offer many opportunities with respect to channel development and product and package innovation. Since a significant and growing portion of the volume is sold through supermarkets and hypermarkets, there is opportunity to grow sales with modern merchandising and promotional programs focused on specific target audiences.

           We intend to improve our results in Russia, where infrastructure investments and the recent economic crisis have resulted in losses. In Russia, which is the world's seventh most populous nation, per capita consumption of carbonated soft drinks is only about 65 eight ounce servings per year, less than 10% of the U.S. per capita consumption. For per capita consumption growth to occur in Russia, our products need to be affordable for a large part of the population. Accordingly, we have taken steps to streamline our Russian operations and control costs in order to lower prices. Although the current economic and social situation in Russia presents significant challenges, we believe we have the expertise to take advantage of the longer-term opportunities Russia presents. We also plan to evaluate international acquisition opportunities as they become available. See "Risk Factors--Social, Political and Economic Risks Affecting Our Foreign Operations and Effects of Foreign Currency Fluctuations" for a discussion of the current economic situation in Russia.

PRODUCTS AND PACKAGING

    Our portfolio of beverage products includes some of the best recognized trademarks in the world. While the majority of our volume is derived from brands licensed from PepsiCo and PepsiCo joint ventures, we also sell and distribute brands licensed from others. Our principal beverage brands are set forth below:

                         NORTH AMERICA                                   SPAIN                 GREECE                RUSSIA
----------------------------------------------------------------  --------------------  --------------------  --------------------
                        BRANDS LICENSED
  BRANDS LICENSED         FROM PEPSICO        BRANDS LICENSED
    FROM PEPSICO         JOINT VENTURES         FROM OTHERS                         BRANDS LICENSED FROM PEPSICO
--------------------  --------------------  --------------------  ----------------------------------------------------------------
PEPSI-COLA            LIPTON BRISK          7UP(2)                PEPSI-COLA            PEPSI-COLA            PEPSI-COLA
DIET PEPSI            LIPTON'S ICED TEA     DIET 7UP(2)           PEPSI-COLA LIGHT      PEPSI-COLA LIGHT      7UP
MOUNTAIN DEW          STARBUCKS             DR PEPPER             PEPSI MAX             PEPSI MAX             7UP LIGHT
DIET MOUNTAIN DEW       FRAPPUCCINO(2)      HAWAIIAN              7UP                   7UP                   MIRINDA (flavors)
CAFFEINE FREE PEPSI                           PUNCH(2)            7UP LIGHT             7UP LIGHT             KAS (flavors and
CAFFEINE FREE DIET                          SCHWEPPES             KAS (juices, flavors  IVI (waters and         mixers)
  PEPSI                                     OCEAN                   and mixers)           flavors)
7UP(1)                                        SPRAY               RADICAL FRUIT
7UP LIGHT(1)
PEPSI ONE(2)
PEPSI MAX (3)
WILD CHERRY PEPSI(2)
SLICE(2)
MUG
AQUAFINA
ALL SPORT

------------------------

(1) The 7UP brand is owned by PepsiCo in Canada and by Cadbury Schweppes in the U.S.

(2) U.S. only

(3) Canada only

    Pepsi-Cola beverages have an approximately 29% share of the United States liquid refreshment beverage market and an approximately 31% share of the United States carbonated soft drink market. International market share measurements are less precise and change rapidly, particularly in developing markets. However, Pepsi-Cola beverages sold by us occupy a leading position in their category in each of our international markets. Pepsi-Cola consistently wins taste tests versus its primary competitor and has the leading market share in convenience and gas stores. Our three largest brands in terms of volume are PEPSI-COLA, DIET PEPSI and MOUNTAIN DEW, which together account for 78% of our volume in the U.S. as shown in the chart below:

                            1997 PBG U.S. BRAND MIX

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

DIET PEPSI    PEPSI      OTHER     MOUNTAIN DEW
17%               44%        22%             17%

    Our beverages are available in different package types, including two liter, one liter and 20 ounce bottles, and multi-packs of 6, 12, and 24 cans. Syrup is also sold in larger packages for fountain use. In our international markets, more than 75% of our equivalent case volume is sold in cans or in non-returnable plastic bottles. Cans are the dominant package in the U.S., however, use of the resealable 20 ounce bottle has grown rapidly in the convenience and gas store channel where it is now 24% of raw cases sold in bottles and cans.

TERRITORIES

    We have the exclusive right to manufacture, sell and distribute Pepsi-Cola beverages in all or a portion of 39 states, the District of Columbia, eight Canadian provinces, Spain, Greece and Russia. Our sales of Pepsi-Cola beverages account for 54% of the Pepsi-Cola beverages sold in North America and 32% worldwide.

           [MAP TO BE INSERTED SHOWING PBG'S TERRITORIES IN THE U.S.]

    In the U.S., where we bottle about 54% of total Pepsi-Cola beverages sold, our strongest regions include the northern New England states, the Mid-Atlantic states, Michigan and certain South Western states, as well as parts of northern and central California. We sold approximately 80% of the volume of equivalent cases of all Pepsi-Cola beverages sold in Canada. Our strongest regions in Canada are Quebec and the Maritime Provinces, where we have a market share of approximately 40%.

    We focus on local market execution because there can be substantial differences with respect to share position, trade structure, channel mix and package mix not only between our international and North American markets but also within the North American market itself. For example, our share of the combined supermarket, drug store and mass merchandise channels of carbonated soft drink beverages ranges from a low of 13% in Houston to 50% in Pittsburgh. In most markets, our share ranges from 25% to 35%.

SALES, MARKETING AND DISTRIBUTION

    Our sales and marketing approach varies by region and channel to respond to the unique local competitive environment. For us, the fastest growing channels are mass merchandisers, convenience and gas stores and vending. Developing a sales and marketing plan that manages channel mix and package mix is critical to our success. The following chart shows the relative importance of our U.S. distribution channels by volume:

                   PBG U.S. 1997 RAW CASE VOLUME CHANNEL MIX

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

SUPERMARKETS AND OTHER RETAIL     49%
Fountain                             20%
Convenience and Gas Stores           12%
Vending                              12%
Mass Merchandisers                    7%

    In North America, the channels with larger stores can accommodate a number of beverage suppliers and, therefore, marketing efforts tend to focus on increasing the amount of shelf space and the number of displays in any given outlet. In locations where our products are purchased for immediate consumption, marketing efforts are aimed not only at securing the account but also on providing equipment that facilitates the sale of cold product, such as vending machines, visi-coolers and fountain equipment.

    An important aspect of our sales and marketing strategy involves working closely with PepsiCo to ensure that the mix of new products and packages it is developing meets the needs of customers in our particular markets. Product introductions such as PEPSI ONE, a one calorie cola launched in the fourth quarter of 1998, and AQUAFINA, PepsiCo's water brand, which achieved national distribution in 1998, further strengthen our portfolio of products. Package mix is an important consideration in the development of our marketing plans. Although some packages are more expensive to produce, in certain channels those packages may have a higher and more stable selling price. For example, packaged product that is sold cold for immediate consumption generally has better margins than product sold to take home.

    On a local level, we market our products with a number of specific programs and promotions, including sweepstakes, product tie-ins, associations with entertainment or athletic events, and joint marketing programs with local retailers. In addition, we have programs with local schools, universities and businesses through which we support certain programs or pay sponsorship fees in exchange for vending and fountain rights. We also implement local advertising campaigns on a cooperative basis with PepsiCo and work with PepsiCo on local media plans and signage promotions.

    In North America, we distribute directly to a majority of customers in our licensed territories through a direct-to-store distribution system. Our approximately 10,000 member sales force is key to our selling efforts because its members interact continually with our customers to promote and sell our products. The members of our sales force deliver products on company-owned trucks directly to our retail customers. They then arrange the product on the shelves, build any displays previously agreed upon with the retailer and take the next delivery order. To ensure they have selling incentive, a large part of our route salesmen's compensation is made up of commissions based on revenues. Although route salesmen are responsible for selling to their customers, in certain markets and channels we use a pre-sell system, where we call accounts in advance to determine how much product to deliver and whether we will provide any additional displays. We are in the process of expanding this system because it is efficient and cost effective for many accounts. In our efforts to obtain new accounts we use 700 retail sales representatives who are responsible for calling on prospective new accounts, developing relationships, selling accounts and interacting with such accounts on an ongoing basis.

    In North America, this direct-to-store system is used for all packaged goods and some fountain accounts. We deliver fountain syrup to local customers in large containers rather than in packaged form. We have the exclusive right to sell and deliver fountain syrup to local customers in our territories. We have 400 managers who are responsible for calling on prospective fountain accounts, developing relationships, selling accounts and interacting with accounts on an ongoing basis. We also serve as PepsiCo's exclusive delivery agent in our territories for PepsiCo national fountain account customers that request direct-to-store delivery. We are also the exclusive equipment service agent for all of PepsiCo's national account customers in our territories.

    We believe our distribution system is highly effective. For example, we introduced PEPSI ONE in October 1998 and within four weeks achieved more than 80% distribution in the convenience and gas store, mass merchandise and supermarket channels in our exclusive territories in the United States.

    In international markets, we use both direct-to-store distribution system and third party distributors. In the early stages of market development, it is more common to use third party distributors. As the market grows and reaches critical mass, there is generally a move toward direct-to-store distribution systems.

    In the less developed international markets, small format retail outlets play a larger role. However, with the emergence of larger, more sophisticated retailers in Spain and Greece, the marketing focus is increasingly similar to that of North America.

RAW MATERIALS AND MANUFACTURING

    Expenditures for concentrate and packaging constitute our largest individual raw material costs, each representing approximately 45% of our total raw material costs.

    We buy various soft drink concentrates from PepsiCo and other soft drink companies whose products we bottle, and mix them in our plants with other ingredients, including carbon dioxide and sweeteners. Artificial sweeteners are included in the concentrates we purchase for diet soft drinks. The product is then bottled in a variety of containers ranging from 12 ounce cans to two-liter plastic bottles to various glass packages, depending on market requirements.

    In addition to concentrates, we purchase sweeteners, glass and plastic bottles, cans, closures, syrup containers, other packaging materials and carbon dioxide. We generally purchase our raw materials, other than concentrates, from multiple suppliers. The Pepsi Beverage Agreements provide that, with respect to the soft drink products of PepsiCo, all authorized containers, closures, cases, cartons and other packages and labels may be purchased only from manufacturers approved by PepsiCo.

    We manufacture soft drink products using state-of-the-art processes that produce high quality finished products. The first step of the manufacturing process is to combine concentrate with sweeteners and other ingredients. Cans or bottles are then conveyed to a filling area, where syrups from the mixing tanks are combined with purified water. The liquid is then carbonated and filled at speeds frequently in excess of 1,200 cans per minute. Sealed cans and bottles are imprinted with date codes that permit us to monitor and replace inventory to provide fresh products.

INFORMATION TECHNOLOGY

    Information technology systems are critical to our ability to manage our business. Every day, on average, in the U.S., more than 7,000 trucks are dispatched to make deliveries to our customers. Our information technology systems enable us to coordinate this activity, from production scheduling and raw material ordering to truck routing and loading and customer delivery and invoicing.

    We depend upon standardized systems that can be maintained centrally but are available for decision making by our front line employees. We believe this is the most effective strategy to make the most of our significant investment in information technology. We also believe that several recent initiatives have significantly contributed to our ability to service customers, reduce costs and improve efficiency.

    - HANDHELD SALES COMPUTERS. Handheld computers are used by all of our route salesmen in North America and have been upgraded to provide customer sales trends, pricing and promotional information.

    - CUSTOMER SERVICE CENTER. Customer support activities in the U.S. such as telephone selling, billing and collection have been centralized in one location to best utilize investments in technology, people and process.

    - CUSTOMER EQUIPMENT TRACKING SYSTEM. With the significant investment in cold drink equipment, our customer equipment tracking system enables us to track equipment and coordinate service needs in the U.S., minimizing lost sales and equipment down-time.

    See "Risk Factors--Year 2000 Risk" for a discussion of how the Year 2000 problem will affect our information technology systems.

COMPETITION

    The liquid refreshment beverage business is highly competitive. Carbonated soft drink products compete not only with each other, but also with non-carbonated beverages sold in bottles and cans such as waters, shelf-stable juices and juice drinks, sports drinks and ready-to-drink tea and coffee drinks. In addition, liquid refreshment beverages compete with other beverages, including milk, beer and non-packaged beverages such as tap water. Our competitors in the liquid refreshment beverage industry include bottlers and distributors of nationally advertised and marketed products, bottlers and distributors of regionally advertised and marketed products, as well as bottlers of private label soft drinks sold in chain stores. We estimate that in 1997 the carbonated soft drink products of PepsiCo represented 31% of total carbonated soft drink sales in the United States. We estimate that in each U.S. territory in which we operate, between 65% and 85% of soft drink sales from supermarkets, drug stores and mass merchandisers are accounted for by us and our major competitor--CCE or the local Coca-Cola bottler. The industry competes primarily on the basis of advertising to create brand awareness, price and price promotions, retail space management, customer service, consumer points of access, new products, packaging innovations and distribution methods. We believe that brand recognition is a primary factor affecting our competitive position.

EMPLOYEES

    As of December 1998, we employed approximately 36,900 full-time workers, of whom approximately 33,000 were employed in North America and approximately 11,500 of whom were union members. We consider relations with our employees to be good and have not experienced significant interruptions of operations due to labor disagreements.

    We have 159 contracts with our union employees worldwide, which expire at various times over the next five years. There are contracts covering approximately 1,000 employees that are up for renewal in 1999.

PROPERTIES

    We operate 72 soft drink production facilities, eight of which are solely production facilities and 64 of which are combination production/distribution facilities. We also operate 296 distribution facilities. We believe that our bottling, canning and syrup filling lines and our distribution facilities are sufficient to meet present needs.

    We also own or lease and operate more than 16,500 vehicles, including delivery trucks, delivery and transport tractors and trailers and other trucks and vans used in the sale and distribution of our soft drink products. We also own or lease approximately 1.3 million soft drink dispensing and vending machines.

    In addition, we sublease our headquarters in Somers, New York from PepsiCo.

    We believe that our properties are in good operating condition and are adequate to serve our current operational needs.

LEGAL PROCEEDINGS

    From time to time we are a party to various litigation matters incidental to the conduct of our business. There is no pending or threatened legal proceeding to which we are a party that, in the opinion of management, is likely to have a material adverse effect on our future financial results.

GOVERNMENTAL REGULATION

    Our operations and properties are subject to regulation by various federal, state and local governmental entities and agencies as well as foreign government entities. As a producer of food products, we are subject to production, packaging, quality, labeling and distribution standards in each of the countries where we have operations, including, in the United States, those of the federal Food, Drug and Cosmetic Act. The operations of our production and distribution facilities are subject to various federal, state and local environmental laws and workplace regulations both in North America and abroad. These laws and regulations include, in the United States, the Occupational Safety and Health Act, the Unfair Labor Standards Act, the Clean Air Act, the Clean Water Act and laws relating to the maintenance of fuel storage tanks. We believe that our current legal and environmental compliance programs adequately address such concerns and that we are in substantial compliance with applicable laws and regulations. We do not anticipate making any material expenditures in connection with environmental remediation and compliance. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by us or otherwise have a material adverse effect on our business, financial condition and results of operations.

    BOTTLE AND CAN LEGISLATION

    In all but a few of our United States and Canadian markets, we offer our bottle and can beverage products in non-returnable containers. Legislation has been enacted in certain states and Canadian provinces where we operate that generally prohibits the sale of certain beverages unless a deposit is charged for the container. These include Connecticut, Delaware, Maine, Massachusetts, Michigan, New York, Oregon and California and British Columbia, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia and Quebec.

    Maine, Massachusetts and Michigan have statutes that require us to pay all or a portion of unclaimed container deposits to the state and California imposes a levy on beverage containers to fund a waste recovery system.

    In addition to the Canadian deposit legislation described above, Ontario, Canada currently has a regulation requiring that 30% of all soft drinks sold in Ontario be bottled in refillable containers. This regulation is currently being reviewed by the Ministry of the Environment.

    The European Commission has issued a packaging and packing waste directive which is in the process of being incorporated into the national legislation of the member states. This will result in targets being set for the recovery and recycling of household, commercial and industrial packaging waste and impose substantial responsibilities upon bottlers and retailers for implementation.

    We are not aware of similar material legislation being proposed or enacted in any other areas served by us. We are unable to predict, however, whether such legislation will be enacted or what impact its enactment would have on our business, financial condition or results of operations.

    SOFT DRINK EXCISE TAX LEGISLATION

    Specific soft drink excise taxes have been in place in certain states for several years. The states in which we operate that currently impose such a tax are West Virginia, Arkansas, North Carolina, South Carolina, Tennessee and, with respect to fountain syrup only, Washington. Although soft drink excise tax legislation is currently in place in North Carolina and South Carolina, new legislation has been enacted that phases out such taxes by the end of the year 2000 in North Carolina and 2002 in South Carolina.

    Value-added taxes on soft drinks vary in our territories located in Canada, Spain, Greece and Russia, but are consistent with the value-added tax rate for other consumer products.

    We are not aware of any material soft drink taxes that have been enacted in any other market served by us. We are unable to predict, however, whether such legislation will be enacted or what impact its enactment would have on our business, financial condition or results of operations.

    TRADE REGULATION

    As a manufacturer, seller and distributor of bottled and canned soft drink products of PepsiCo and other soft drink manufacturers in exclusive territories in the United States and internationally, we are subject to antitrust laws. Under the Soft Drink Interbrand Competition Act, soft drink bottlers operating in the United States, such as us, may have an exclusive right to manufacture, distribute and sell a soft drink product in a geographic territory if the soft drink product is in substantial and effective competition with other products of the same class in the same market or markets. We believe that there is such substantial and effective competition in each of the exclusive geographic territories in which we operate.

    Our operations in Spain and Greece are subject to the antitrust laws of the European Union, Spain and Greece. As a result of antitrust laws in the European Union, the beverage agreements applicable in Spain, unlike the Pepsi Beverage Agreements relating to our U.S. operations, do not prohibit the transshipment of Pepsi-Cola beverages into our exclusive territories in response to unsolicited orders. Our operations in Russia are subject to the trade practices laws of Russia.

    CALIFORNIA LEGISLATION

    A California law requires that any person who exposes another to a carcinogen or a reproductive toxin must provide a warning to that effect. Because the law does not define quantitative thresholds below which a warning is not required, virtually all manufacturers of food products are confronted with the possibility of having to provide warnings due to the presence of trace amounts of defined substances. Regulations implementing the law exempt manufacturers from providing the required warning if it can be demonstrated that the defined substances occur naturally in the product or are present in municipal water used to manufacture the product. We have assessed the impact of the law and its implementing regulations on our beverage products and have concluded that none of our products currently require a warning under the law. We cannot predict whether or to what extent food industry efforts to minimize the law's impact on food products will succeed. We also cannot predict what impact, either in terms of direct costs or diminished sales, imposition of the law may have.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information regarding our executive officers, senior management and Directors, as of January 1999:

                        NAME                               AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
DIRECTORS AND EXECUTIVE OFFICERS:
Craig E. Weatherup...................................          53   Chairman of the Board, Chief Executive Officer and
                                                                      Director
Craig D. Jung........................................          45   Chief Operating Officer
John T. Cahill.......................................          41   Executive Vice President, Chief Financial Officer and
                                                                      Director
Pamela C. McGuire....................................          51   Senior Vice President, General Counsel and Secretary
Margaret D. Moore....................................          51   Senior Vice President and Treasurer
Peter A. Bridgman....................................          46   Senior Vice President and Controller

SENIOR MANAGEMENT:
Donald W. Blair......................................          40   Senior Vice President, Finance
Kevin L. Cox.........................................          35   Senior Vice President and Chief Personnel Officer
Gary K. Wandschneider................................          46   Senior Vice President, Operations

DIRECTORS

    Our certificate of incorporation provides that the number of Directors may be altered from time to time by a resolution adopted by our Board of Directors. However, the number of Directors may not be less than two nor more than fifteen.

    The following individuals have agreed to serve as Directors of PBG. They will hold office until the first annual meeting of our stockholders after the offering, which is expected to be held in 2000.

    CRAIG E. WEATHERUP, 53, is the Chairman of our Board and our Chief Executive Officer, and has served as a Director of PepsiCo since 1996. Prior to becoming our Chairman and Chief Executive Officer, he served as Chairman and Chief Executive Officer of the Pepsi-Cola Company since July 1996. He was appointed President of the Pepsi-Cola Company in 1988, President and Chief Executive Officer of Pepsi-Cola North America in 1991, and served as PepsiCo's President in 1996. Mr. Weatherup is also a director of Federated Department Stores, Inc. and Starbucks Corporation.

    JOHN T. CAHILL, 41, is our Executive Vice President and Chief Financial Officer. He held the same position at the Pepsi-Cola Company from March until November 1998. Prior to that, Mr. Cahill was Senior Vice President and Treasurer of PepsiCo, having been appointed to that position in April 1997. Mr. Cahill joined PepsiCo in 1989, became Senior Vice President, Finance and Chief Financial Officer for KFC Corporation (a former subsidiary of PepsiCo) in 1993, and in 1996 he became Senior Vice President and Chief Financial Officer of Pepsi-Cola North America.

    We intend to elect      additional Directors who are officers of PepsiCo and
  Directors who are independent of PepsiCo and us prior to the consummation of the offering.

BOARD COMPENSATION AND BENEFITS

    Employee Directors will not receive additional compensation for serving on our Board of Directors. Non-employee Directors will receive an annual grant of $75,000 worth of our common stock, and will receive no cash compensation. Directors may convert their annual stock
grant into options to purchase our common stock at a ratio of       options for
each share of common stock. Options will be granted at fair market value at the grant date and be exercisable for ten years. Directors may also defer payment of their stock grant. The deferral will be in our common stock equivalents. Non-employee Directors will also receive a one-time $25,000 grant of our common stock at the initial public offering price, which shares may not be sold until a Director retires or resigns from our Board of Directors. Directors will not receive retirement, health or insurance benefits.

COMMITTEES OF THE BOARD

    Our Board has established an Audit Committee, an Executive Development and Compensation Committee (the "Compensation Committee"), a Nominating Committee and an Affiliated Transactions Committee. The members will all be non-employee Directors.

    AUDIT COMMITTEE. The Audit Committee will: (i) recommend to the Board the selection, retention or termination of our independent auditors; (ii) approve the level of non-audit services provided by the independent auditors; (iii) review the scope and results of the work of our internal auditors; (iv) review the scope and approve the estimated cost of the annual audit; (v) review the annual financial statements and the results of the audit with management and the independent auditors; (vi) review with management and the independent auditors the adequacy of our system of internal accounting controls; (vii) review with management and the independent auditors the significant recommendations made by the auditors with respect to changes in accounting procedures and internal accounting controls; and (viii) report to the Board on the results of its review and make such recommendations as it may deem appropriate.

    COMPENSATION COMMITTEE. The Compensation Committee will: (i) administer our Long-Term Incentive Plan, Executive Incentive Compensation Plan and related plans; (ii) approve, or refer to the Board of Directors for approval, changes in such plans and the compensation programs to which they relate; and (iii) review and approve the compensation of our senior executives.

    NOMINATING COMMITTEE. The Nominating Committee will: (i) identify candidates for future Board membership; (ii) develop criteria for selection of candidates for election as Directors; (iii) propose to the Board a slate of Directors for election by the stockholders at each annual meeting; and (iv) propose to the Board candidates to fill Board vacancies as they occur.

    AFFILIATED TRANSACTIONS COMMITTEE. The Affiliated Transactions Committee will review and approve any transaction between us and PepsiCo, or any entity in which PepsiCo directly or indirectly has a 20% or greater ownership interest, where such transaction is other than in the ordinary course of business and has a value of more than $10 million. No member of this Committee will be an employee of PBG or PepsiCo.

EXECUTIVE OFFICERS

    In addition to Messrs. Weatherup and Cahill, the following persons are executive officers of PBG:

    CRAIG D. JUNG, 45, is our Chief Operating Officer. After joining PepsiCo more than 12 years ago, Mr. Jung worked in a variety of domestic and international operating assignments at Frito-Lay. He was named a Vice President of Sales at Frito-Lay in 1992, and became President of Hostess Frito-Lay in Canada in 1994. He joined Pepsi-Cola International as the Business Unit General Manager for South America in 1996, and was named President of the Pepsi-Cola Bottling Co. in 1997.

    PAMELA C. MCGUIRE, 51, is our Senior Vice President, General Counsel and Secretary. Ms. McGuire has had more than twenty years' experience in the beverage business, serving as Vice

President and Division Counsel of Pepsi-Cola since 1989, and, in March 1998, she was named Vice President and Associate General Counsel of the Pepsi-Cola Company.

    MARGARET D. MOORE, 51, is our Senior Vice President and Treasurer. In addition to serving in PepsiCo's Treasury, Planning and Human Resources Departments from 1973 to 1986, Ms. Moore has been PepsiCo's Vice President, Investor Relations, since 1987. Ms. Moore is also a director of Michael Foods, Inc.

    PETER A. BRIDGMAN, 46, is our Senior Vice President and Controller. Mr. Bridgman had been Vice President and Controller of the Pepsi-Cola Company since 1992, and had previously been Controller and Finance Director at Pepsi-Cola International.

SENIOR MANAGEMENT

    DONALD W. BLAIR, 40, is our Senior Vice President of Finance. Mr. Blair was Pepsi-Cola International's Vice President of Finance from 1993 until 1996, when he joined Pizza Hut, Inc., a former subsidiary of PepsiCo, as Vice President, Planning. In 1997, he became Chief Financial Officer of the Pepsi-Cola Bottling Company.

    KEVIN L. COX, 35, is our Senior Vice President and Chief Personnel Officer. Mr. Cox has served as Director, Organizational Capability and Sales Development in the Pepsi-Cola Company from 1994 to 1995, and as Vice President, Organizational Capability from 1996 to 1997. Prior to assuming his present position, he was Senior Vice President, Human Resources, Pepsi-Cola Bottling Co.

    GARY K. WANDSCHNEIDER, 46, is our Senior Vice President, Operations, a position he held with the Pepsi-Cola Company since 1997. He also served as Vice President, Manufacturing and Logistics from 1995 to 1997, and, in 1994, as a General Manager of two of Pepsi-Cola's business units.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

    All of our capital stock is currently owned by PepsiCo and therefore none of our executive officers or Directors own any of our capital stock. Certain officers, including the executive officers named in the Summary Compensation Table below, will be granted options to purchase shares of our common stock. No Director or executive officer will own in excess of 1% of our common stock.

EXECUTIVE COMPENSATION

    Prior to the offering, all compensation paid to our executive officers was paid by PepsiCo, Inc., and was attributable, at least in part, to services provided to PepsiCo's bottling business.

    The following table sets forth information concerning the compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers (our "named executive officers") during our fiscal year ended December 26, 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                                         1998
                                                                                                       LONG-TERM
                                                               1998 ANNUAL COMPENSATION               COMPENSATION
                                                   -------------------------------------------------  -----------
                                                                                                        AWARDS
                                                                                                      -----------

                                                                                                        PEPSICO
                                                                                                      SECURITIES
                                                                                    OTHER ANNUAL      UNDERLYING
                                                      SALARY          BONUS         COMPENSATION        OPTIONS
NAME AND PRINCIPAL POSITION                             ($)            ($)               ($)              (#)
-------------------------------------------------     ------         ------      -------------------  -----------
Craig E. Weatherup
  Chairman and Chief Executive Officer...........                                            (2)         156,486

Craig D. Jung
  Chief Operating Officer........................                                                         53,625

John T. Cahill
  Executive Vice President and Chief Financial
  Officer........................................                                                         51,490

Margaret D. Moore
  Senior Vice President and Treasurer............                                                         31,428

Pamela C. McGuire
  Senior Vice President, General Counsel and
  Secretary......................................                                                         17,066


                                                         PAYOUTS
                                                   -------------------

                                                        LONG-TERM
                                                        INCENTIVE            ALL OTHER
                                                      PLAN PAYOUTS         COMPENSATION
NAME AND PRINCIPAL POSITION                                ($)                ($)(1)
-------------------------------------------------  -------------------  -------------------
Craig E. Weatherup
  Chairman and Chief Executive Officer...........               0                   (3)
Craig D. Jung
  Chief Operating Officer........................               0
John T. Cahill
  Executive Vice President and Chief Financial
  Officer........................................               0
Margaret D. Moore
  Senior Vice President and Treasurer............               0
Pamela C. McGuire
  Senior Vice President, General Counsel and
  Secretary......................................               0

------------------------

(1) We pay a portion of the annual cost of life insurance policies on the lives of certain of our key employees. These amounts are included here. If a covered employee dies while employed by us, we are reimbursed for our payments from the proceeds of the policy.

(2) This amount includes       from the use of corporate transportation in 1998.

(3) Of this amount, $      is for life insurance (see note (1)) and $      is
    preferential earnings on income deferred by Mr. Weatherup since 1986. In order to earn a preferential return, Mr. Weatherup elected a risk feature under which, if he terminated his employment, he would forfeit all his deferred income.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information concerning grants of stock options made to the named executive officers during the Company's fiscal year ended December 26, 1998. All grants relate to PepsiCo capital stock.

                   PEPSICO OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                 POTENTIAL REALIZABLE
                                                                                                   VALUE AT ASSUMED
                                                                                                   ANNUAL RATES OF
                                                                                                     STOCK PRICE
                                                                                                   APPRECIATION FOR
                                                          INDIVIDUAL GRANTS                          OPTION TERM
                                        ------------------------------------------------------  ----------------------
                                         NUMBER OF
                                        SECURITIES     % OF TOTAL
                                        UNDERLYING       OPTIONS
                                          OPTIONS      GRANTED TO     EXERCISE OR
                                          GRANTED     EMPLOYEES IN    BASE PRICE   EXPIRATION
NAME                                      (#)(1)       FISCAL YEAR     ($/SHARE)      DATE       5%($)(2)   10%($)(2)
--------------------------------------  -----------  ---------------  -----------  -----------  ----------  ----------
Craig E. Weatherup....................     156,486          0.968      $   36.50      1/31/08    3,592,082   9,103,041
Craig D. Jung.........................      53,625          0.332      $   36.50      1/31/08    1,230,943   3,179,452
John T. Cahill........................      51,490          0.319      $   36.50      1/31/08    1,181,935   2,995,256
Margaret D. Moore.....................      31,428          0.194      $   36.50      1/31/08      721,419   1,828,217
Pamela C. McGuire.....................      17,066          0.101      $   36.50      1/31/08      391,744     992,757

------------------------

(1) These options become exercisable on February 1, 2001.

(2) The 5% and 10% rates of appreciation were set by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, of PepsiCo's capital stock. If PepsiCo's capital stock does not increase in value, then the option grants described in the table will be valueless.

PEPSICO OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

    The following table sets forth information concerning option exercises with respect to PepsiCo capital stock by the named executive officers during our fiscal year ended December 26, 1998.

            AGGREGATED PEPSICO OPTION EXERCISES IN LAST FISCAL YEAR

                                                        NUMBER OF SECURITIES
                                                       UNDERLYING UNEXERCISED    VALUE OF UNEXERCISED IN-THE-
                            SHARES                        OPTIONS AT FY-END      MONEY OPTIONS AT FY-END (1)
                         ACQUIRED ON       VALUE      -------------------------  ----------------------------
NAME                     EXERCISE (#)    REALIZED     EXERCISABLE UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-----------------------  ------------  -------------  ----------  -------------  -------------  -------------
Craig E. Weatherup.....      565,057    $18,521,040    1,236,237     1,830,688   $  31,842,378  $  35,810,676
Craig D. Jung..........            0              0      114,958       162,311       2,666,813      1,403,184
John T. Cahill.........            0              0      209,523       153,858       5,242,681      1,416,124
Margaret D. Moore......       26,751        770,488      131,119        87,730       3,085,501        864,181
Pamela C. McGuire......       26,917        770,657      125,799        58,364       3,219,509        610,244

------------------------

(1) The closing price of PepsiCo capital stock on December 24, 1998, the last trading day prior to PepsiCo's fiscal year end, was $40.4375 per share.

LONG-TERM INCENTIVE PLAN

         PEPSICO LONG-TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR

                                                                                 ESTIMATED FUTURE PAYOUTS UNDER
                                                                                   NON-STOCK PRICE-BASED PLANS
                                                                               -----------------------------------
                                                NUMBER OF         DATE OF
                                               PERFORMANCE     MATURATION OR
NAME                                              UNITS           PAYOUT        THRESHOLD     TARGET     MAXIMUM
-------------------------------------------  ---------------  ---------------  -----------  ----------  ----------
Craig E. Weatherup.........................           n/a           2/1/01
Craig D. Jung..............................           n/a           2/1/01
John T. Cahill.............................           n/a           2/1/01
Margaret D. Moore..........................           n/a           2/1/01
Pamela C. McGuire..........................           n/a           2/1/01

PENSION PLANS

    Many of our salaried employees have been participants in PepsiCo's Salaried Employees Retirement Plan. At or prior to the consummation of the offering, we intend to adopt a PBG Salaried Employees Retirement Plan and a PBG Pension Equalization Plan on terms substantially similar to the comparable PepsiCo plans.

    Under the PBG plan, when an executive retires at the normal retirement age
(65), the approximate annual benefits payable after January 1, 1999 for the following pay classifications and years of service are:

                                         YEARS OF SERVICE
               --------------------------------------------------------------------
REMUNERATION        20            25            30            35            40
-------------  ------------  ------------  ------------  ------------  ------------
 $   250,000
 $   500,000
 $   750,000
 $ 1,000,000
 $ 1,250,000
 $ 1,500,000
 $ 1,750,000
 $ 2,000,000
 $ 2,250,000
 $ 2,500,000

    The pay covered by the pension plans noted below is based on the salary and
bonus shown in the Summary Compensation Table on page   for each of the named
executive officers. The years of credited service as of January 1, 1999 for the named executive officers are as follows:

                years for Mr. Weatherup;             years for Mr. Jung;
            years for Mr. Cahill;             years for Ms. Moore; and
            years for Ms. McGuire.

NEW STOCK-BASED AND INCENTIVE PLANS

  PBG LONG-TERM INCENTIVE PLAN

    GENERALLY. The PBG Long-Term Incentive Plan (the "PBG LTIP") has been approved by our Board of Directors and by PepsiCo as our sole stockholder. The PBG LTIP provides for the grant of various types of long-term incentive awards to key employees. These awards may include non-qualified options to purchase shares of our common stock, performance units, incentive stock options, stock appreciation rights and restricted stock grants. The term of the PBG LTIP is ten years.

    ADMINISTRATION. The PBG LTIP vests broad powers in the Compensation Committee of our Board of Directors to administer and interpret the PBG LTIP. The Compensation Committee's powers include authority to select persons to be granted awards, to determine terms and conditions of awards, including but not limited to the type, size and term of awards, to determine the time when awards will be granted and any conditions for receiving awards, to establish objectives and conditions for earning awards, to determine whether such conditions have been met and whether payment of an award will be made at the end of an award period, or at the time of exercise, or deferred, and to determine whether payment of an award should be reduced or eliminated. The PBG LTIP grants powers to the Compensation Committee to amend and terminate the PBG LTIP.

    ELIGIBILITY. Key employees of PBG and its divisions, subsidiaries and affiliates have or will be granted awards under the PBG LTIP. The Compensation Committee may also grant awards to employees of a joint venture or other business in which we have a substantial investment, and may make awards to non-executive employees who are in a position to contribute to our success.

  GRANTS AS OF THE OFFERING

                                                                         INDIVIDUAL GRANTS
                                         ----------------------------------------------------------------------------------
                                             NUMBER OF
                                            SECURITIES          % OF TOTAL
                                            UNDERLYING            OPTIONS
                                              OPTIONS           GRANTED TO           EXERCISE ON
                                              GRANTED          EMPLOYEES IN          BASE PRICE            EXPIRATION
NAME                                          (#)(1)            FISCAL YEAR           ($/SH)(2)               DATE
---------------------------------------  -----------------  -------------------  -------------------  ---------------------

                                              POTENTIAL REALIZABLE
                                                VALUE AT ASSUMED
                                                  ANNUAL RATES
                                                 OF STOCK PRICE
                                                APPRECIATION FOR
                                                  OPTION TERM
                                         ------------------------------
NAME                                         5%(3)          10%(3)
---------------------------------------     ------          -------

------------------------

(1) These options will be granted as of the offering date and consist of
    non-qualified stock options. These options become exercisable on       and
    expire on       .

(2) Based upon an assumed initial public offering price of $      per share, the
    midpoint of the range set forth on the cover page of this prospectus.

(3) The 5% and 10% rates of appreciation were set by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, of our common stock. If our common stock does not increase in value, then the option grants described in the table will be valueless.

PBG EXECUTIVE INCENTIVE COMPENSATION PLAN

    GENERALLY. PBG's Executive Incentive Compensation Plan (the "PBG Incentive Plan") has been approved by our Board of Directors and by PepsiCo as our sole stockholder. The PBG Incentive Plan provides for executives of PBG and its divisions and subsidiaries to be granted cash incentive awards. The term of the PBG Incentive Plan is expected to be ten years.

    ADMINISTRATION. The PBG Incentive Plan vests broad powers in the Compensation Committee to administer and interpret the PBG Incentive Plan. The Compensation Committee's powers include authority to select the persons to be granted awards, to determine the time when awards will be granted, to determine and certify whether objectives and conditions for earning awards have been met, to determine whether payment of an award will be made at the end of an award period or deferred, and to determine whether an award or payment of an award should be reduced or eliminated. The PBG Incentive Plan vests broad powers in the Compensation Committee to amend and terminate the PBG Incentive Plan.

               RELATIONSHIP WITH PEPSICO AND CERTAIN TRANSACTIONS

    In 1998 and prior years, there have been significant transactions between us and PepsiCo involving purchases of concentrate from PepsiCo, the provision of marketing and other support by PepsiCo, as well as the provision to us of administrative and other services by PepsiCo. See Note 15 to the notes to Combined Financial Statements. For purposes of governing certain on-going relationships between us and PepsiCo, we will enter into (or continue in effect) various agreements and relationships, including those described below. The agreements described below were negotiated in the context of our separation from PepsiCo and therefore are not the result of arm's-length negotiations between independent parties. There can be no assurance, therefore, that such agreements, or the transactions provided for therein, or any amendments thereof will be on terms at least as favorable to us as could have been obtained from unaffiliated third parties.

    Certain agreements summarized below are included as exhibits to the registration statement of which this prospectus is a part, and the following summaries are qualified in their entirety by reference to such exhibits which are herein incorporated by reference.

RELATIONSHIP WITH PEPSICO AFTER THE OFFERING.

    STOCK OWNERSHIP AND PARTICIPATION IN MANAGEMENT.  Following the offering,
PepsiCo will own   % of our outstanding common stock (  % if the underwriters'
over-allotment option is exercised in full) and 100% of our outstanding Class B
common stock, together representing   % of the voting power of all classes of
our voting stock. PepsiCo will also own   % of the equity of Bottling LLC,
giving PepsiCo economic ownership of   % of our combined operations (  % if the
underwriters' over-allotment option is exercised in full). We have been advised that PepsiCo has no present intention of disposing of any of the shares of our
capital stock that it will own after the offering. As a   % stockholder, PepsiCo
will be able to significantly influence the outcome of all matters requiring
stockholder action. Of the       persons elected to our Board,       are
executive officers of PepsiCo,       are former officers of PepsiCo and the
remainder are independent.

    CORPORATE OPPORTUNITIES. Our certificate of incorporation provides that PepsiCo has no duty to refrain from engaging in the same or similar activities as we do. Our certificate also provides that PepsiCo need not communicate to us, may pursue or acquire for itself, or may direct to another person, a corporate opportunity, without liability to us or our stockholders.

    BOTTLING AGREEMENTS. We have recently entered into a number of bottling agreements with PepsiCo. These bottling agreements consist of: (i) the Master Bottling Agreement for beverages bearing the "PEPSI-COLA" and "PEPSI" trademark, including DIET PEPSI and PEPSI ONE (the "Cola Beverages") in the United States,
(ii) bottling and distribution agreements for non-cola products in the United States (the "Non-Cola Bottling Agreements"), (iii) a Master Fountain Syrup Agreement for fountain syrup in the United States (the "Master Syrup Agreement"), and (iv) agreements similar to the Master Bottling Agreement and the Non-Cola Bottling Agreements for each of Canada, Spain, Greece and Russia, as well as a fountain syrup agreement similar to the Master Syrup Agreement for Canada (the "Country Specific Bottling Agreements").

    The Master Bottling Agreement, the Master Syrup Agreement, the Non-Cola Bottling Agreements and the Country Specific Bottling Agreements are sometimes referred to herein as the "Pepsi Beverage Agreements."

    Set forth below is a description of the Pepsi Beverage Agreements and other bottling agreements to which we are a party.

    THE MASTER BOTTLING AGREEMENT. The Master Bottling Agreement under which we manufacture, package, sell and distribute the Cola Beverages was entered into in
            , 1999. The Master Bottling Agreement gives us the exclusive right to distribute the Cola Beverages for sale in specified territories in authorized containers of the nature currently used by us. The Master Bottling Agreement provides that we will purchase our entire requirements of concentrates for the Cola Beverages from PepsiCo at prices, and on terms and conditions, as determined from time to time by PepsiCo. The prices at which we purchase concentrate under the Master Bottling Agreement and the level of advertising and marketing support provided by PepsiCo may vary materially from the levels provided historically. PepsiCo may determine from time to time what types of containers to authorize for use by us. PepsiCo has no rights under the Master Bottling Agreement with respect to the prices at which we sell our products.

    Under the Master Bottling Agreement we are obligated to: (i) maintain such plant and equipment, staff, and distribution and vending facilities as are capable of manufacturing, packaging and distributing the Cola Beverages in sufficient quantities to fully meet the demand for these beverages in our territories; (ii) undertake adequate quality control measures prescribed by PepsiCo; (iii) push vigorously the sale of the Cola Beverages in our territories; (iv) increase and fully meet the demand for the Cola Beverages in our territories; (v) use all approved means and spend such funds on advertising and other forms of marketing beverages as may be reasonably required to meet the objective, and (vi) maintain such financial capacity as may be reasonably necessary to assure performance under the Master Bottling Agreement by us.

    The Master Bottling Agreement requires us to meet annually with PepsiCo to discuss plans for the ensuing year and the following two years. At such meetings, we are obligated to present plans that set out in reasonable detail our marketing plan (including the introduction of any new beverage product or any change in the geographic area in which existing beverage products are distributed), management plan and advertising plan with respect to the Cola Beverages for the year. In addition we must also present a financial plan showing that we have the financial capacity to perform our duties and obligations under the Master Bottling Agreement, as well as projected sales, marketing and advertising plans and related capital expenditures for the two years following such year. PepsiCo has the right to approve such plans, which approval shall not be unreasonably withheld.

    If we carry out our plan in all material respects, we will be deemed to have satisfied our obligations to push vigorously the sale of the Cola Beverages and to increase and fully meet the demand for the Cola Beverages in our territories and to maintain the financial capacity required under the Master Bottling Agreement. Failure to present a plan or carry out approved plans in all material respects would constitute an event of default that, if not cured within 120 days of notice of the failure, would give PepsiCo the right to terminate the Master Bottling Agreement.

    If we present a plan that PepsiCo does not approve, such failure shall constitute a primary consideration for determining whether we have satisfied our obligations to maintain our financial capacity and to push vigorously the sale of the Cola Beverages and to increase and fully meet the demand for the Cola Beverages in our territories.

    If we fail to carry out a plan in all material respects in any segment of our territory, whether defined geographically or by type of market or outlet, and if such failure is not cured within six months of notice of the failure, PepsiCo may reduce the territory covered by the Master Bottling Agreement by eliminating the territory, market or outlet with respect to which such failure has occurred.

    PepsiCo has no obligation to participate with us in advertising and marketing spending, but it may contribute to such expenditures and undertake independent advertising and marketing activities, as well as cooperative advertising and sales promotion programs that would require our cooperation and support. Although PepsiCo has advised us that it intends to continue to provide cooperative advertising funds, it is not obligated to do so under the Master Bottling Agreement.

    The Master Bottling Agreement provides that PepsiCo may in its sole discretion reformulate any of the Cola Beverages or discontinue any of the Cola Beverages, subject to certain limitations, so long as all Cola Beverages are not discontinued. PepsiCo may also introduce new beverages under the PEPSI-COLA trademarks or any modification thereof. In such event, we will be obligated to manufacture, package, distribute and sell such new beverages with the same obligations as then exist with respect to other Cola Beverages. We are prohibited from producing or handling cola products (other than those of PepsiCo) or other products or packages that imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of PepsiCo. The Master Bottling Agreement also imposes requirements with respect to the use of PepsiCo's trademarks, authorized containers, packaging and labeling.

    If we acquire control, directly or indirectly, of any bottler of Cola Beverages, we must cause the acquired bottler to amend its bottling appointments for the Cola Beverages to conform to the terms of the Master Bottling Agreement.

    We have agreed not to acquire or attempt to acquire the right to manufacture and sell the Cola Beverages outside a geographic area specified by the Master Bottling Agreement without PepsiCo's prior written consent. Any acquisition within the geographic area specified in the Master Bottling Agreement would be subject to PepsiCo's approval, and PepsiCo has agreed not to withhold its approval if the acquisition has been successfully negotiated and, in PepsiCo's reasonable judgment, we have satisfactorily performed our obligations under the Master Bottling Agreement. The geographic area in which we have agreed not to pursue acquisitions currently represents approximately 32% of PepsiCo's U.S. bottling system in terms of volume.

    The Master Bottling Agreement is perpetual, subject to termination by PepsiCo in the event of our default. Events of default include: (1) our insolvency, bankruptcy, dissolution, receivership or the like, (2) any disposition of any voting securities of one of our bottling subsidiaries or substantially all of our bottling assets without the consent of PepsiCo, (3) our entry into any business other than the business of manufacturing, selling or distributing non-alcoholic beverages or any business which is directly related and incidental to such beverage business, and (4) any material breach under the contract that remains uncured for 120 days after notice by PepsiCo. In addition, an event of default will occur upon the acquisition of any contract, option, conversion privilege, or other right to acquire, directly or indirectly, beneficial ownership of more than 15% of any class or series of our voting securities by a person or affiliated group, without the consent of PepsiCo. If the Master Bottling Agreement is terminated, PepsiCo also has the right to terminate the remaining Pepsi Beverage Agreements.

    We are prohibited from assigning, transferring or pledging the Master Bottling Agreement, or any interest therein, whether voluntarily, or by operation of law (including by merger or liquidation), without the prior consent of PepsiCo.

    The Master Bottling Agreement was entered into by us in the context of our separation from PepsiCo and, therefore, the provisions of the Master Bottling Agreement were not the result of arms-length negotiations. Consequently, such agreement contains provisions that are less favorable to us than the exclusive bottling appointments for the Cola Beverages currently in effect for independent bottlers in the United States.

    NON-COLA BOTTLING AGREEMENTS. The beverage products covered by the Non-Cola Bottling Agreements are beverages licensed to us by PepsiCo, consisting of MOUNTAIN DEW, DIET MOUNTAIN DEW, SLICE, MUG root beer and cream soda and ALL SPORT. The Non-Cola Bottling Agreements contain provisions that are similar to those contained in the Master Bottling Agreement with respect to pricing, transshipping, authorized containers, planning, quality control, transfer restrictions, term, and related matters. Our Non-Cola Bottling Agreements will each terminate if PepsiCo terminates our Master Bottling Agreement. The exclusivity provisions contained in the Non-Cola Bottling Agreements would prevent us from manufacturing, selling or distributing beverage products which imitate, infringe upon, or cause confusion with, the beverage products covered by the Non-Cola Bottling Agreements. In addition, PepsiCo may elect to discontinue the manufacture, sale or distribution of a non-cola beverage and terminate the applicable Non-Cola Bottling Agreement upon six months notice to us.

    We also have a distribution agreement with PepsiCo pursuant to which we have the exclusive right to distribute AQUAFINA in our territories. We have the right to manufacture AQUAFINA in certain locations depending on the availability of appropriate equipment. The distribution agreement contains provisions generally similar in effect to those in the Master Bottling Agreement as to use of trademarks, trade names, approved containers and labels and causes for termination. However, the distribution agreement does not preclude us from distributing other bottled waters. The distribution agreement is for a limited term. Upon expiration of this term, PepsiCo may issue a perpetual license depending on whether we meet specific volume, distribution and marketing objectives described in the distribution license.

    THE MASTER SYRUP AGREEMENT. The Master Syrup Agreement grants us the exclusive right to manufacture, sell and distribute fountain syrup to local customers in our territories. The Master Syrup Agreement also grants us the right to act as a manufacturing and delivery agent for national accounts within our territories that specifically request direct-to-store delivery. In addition, we are granted a right of first refusal to act as the manufacturer for fountain syrup to be delivered to national accounts that elect delivery through independent distributors. Under the Master Syrup Agreement, we will have the exclusive right to service fountain equipment for all of the national account customers within our territories. The Master Syrup Agreement provides that the determination of whether an account is local or national is in the sole discretion of PepsiCo.

    The Master Syrup Agreement contains provisions that are similar to those contained in the Master Bottling Agreement with respect to pricing, transshipping (with respect to local customers and national customers electing direct-to-store delivery only), planning, quality control, transfer restrictions and related matters but is substantially different with regard to term. The Master Syrup Agreement has an initial term of five years and is automatically renewable for additional five year periods unless PepsiCo terminates it for cause. PepsiCo has the right to terminate the Master Syrup Agreement without cause at the conclusion of the initial five year period or at any time during a renewal term upon twenty four months notice. In the event PepsiCo terminates the Master Syrup Agreement without cause, PepsiCo is required to pay us the fair market value of all of our rights under such agreement.

    In addition, our Master Syrup Agreement will terminate if PepsiCo terminates our Master Bottling Agreement.

    OTHER BOTTLING AGREEMENTS IN THE UNITED STATES. The bottling agreements between us and other licensors of beverage products (including Cadbury Schweppes plc (for DR PEPPER, 7UP, SCHWEPPES and CANADA DRY) the Pepsi/Lipton Tea Partnership (for LIPTON BRISK and LIPTON'S ICED TEA) and the North American Coffee Partnership (for STARBUCKS FRAPPUCCINO)) contain provisions generally similar in effect to those in the Master Bottling Agreement as to use of trademarks, trade names, approved containers and labels, sales of imitations, and causes for termination. Some of these beverage agreements have limited terms of appointment and, in most instances, prohibit us from dealing in similar beverage products.

    THE COUNTRY SPECIFIC BOTTLING AGREEMENTS. The Country Specific Bottling Agreements contain provisions similar to those contained in the Master Bottling Agreement and the Non-Cola Bottling Agreements and, in Canada, the Master Syrup Agreement with respect to authorized containers, planning, quality control, transfer restrictions, causes for termination and related matters. These bottling agreements may differ from the Master Bottling Agreement with respect to term and contain certain provisions that have been modified in accordance with the laws and regulations of the applicable country. For example, the bottling agreements in Spain do not contain a proscription on the sale and shipment of Pepsi-Cola beverages into our territory in response to unsolicited orders.

OTHER AGREEMENTS

    We have entered into, or will enter into, certain agreements with PepsiCo described below, governing the relationships between us and PepsiCo after the offering, and providing for the allocation of tax and certain other liabilities and obligations relating to periods prior to and after the offering. Copies of the forms of such agreements are filed as exhibits to the registration statement of which this prospectus is a part. We currently estimate that the fees that we will pay PepsiCo during fiscal 1999
under the agreements described below will be approximately $     in the
aggregate. In addition, we anticipate that we will pay approximately $7 million in 1999 to PepsiCo for the sublease of our headquarters in Somers, New York.

    SHARED SERVICES AGREEMENT. We have entered into a Shared Services Agreement with PepsiCo (the "Shared Services Agreement") providing for various services to be provided by PepsiCo to us after the offering, and the fees and payment terms for each such service. The Shared Services Agreement provides that we will have the benefit of PepsiCo's scale and efficiencies in certain areas such as the procurement of raw materials, transaction processing such as accounts payable and credit and collection, certain tax and treasury services and information technology maintenance and systems development. In addition, we will continue to provide certain employee benefits services to PepsiCo.

    TAX SEPARATION AGREEMENT. We have entered into a Tax Separation Agreement with PepsiCo (the "Tax Separation Agreement"), on our own behalf and on behalf of our respective consolidated tax groups, that reflects each party's rights and obligations with respect to payments and refunds of taxes that are attributable to periods beginning prior to and including the offering date and taxes resulting from transactions effected in connection with the offering. The Tax Separation Agreement also expresses each party's intention with respect to certain of our tax attributes after the offering. The Tax Separation Agreement provides for payments between the two companies for certain tax adjustments made after the offering that cover pre-offering tax liabilities. Other provisions cover the handling of audits, settlements, stock options, elections, accounting methods and return filing in cases where both companies have an interest in the results of these activities.

    EMPLOYEE PROGRAMS AGREEMENT. We have entered into an Employee Programs Agreement with PepsiCo (the "Employee Programs Agreement"), which allocates assets, liabilities and responsibilities between the two parties with respect to certain employee compensation and benefit plans and programs and certain other related matters.

    SEPARATION AGREEMENT. We have entered into a Separation Agreement with PepsiCo (the "Separation Agreement") which provides for, among other things, certain books, records and personnel which we and PepsiCo will make available to each other from and after the offering. The Separation Agreement also provides for the assumption by us of liabilities relating to our bottling businesses and indemnification of PepsiCo with respect to such liabilities (other than the
$      of debt of Bottling LLC that has been unconditionally guaranteed by
PepsiCo).

    Pursuant to the Separation Agreement, we have agreed to use our best efforts to release, terminate or replace, prior to the offering, all letters of credit,
guarantees (other than the guarantee of the $      of debt assumed by Bottling
LLC, the "LLC Debt Guarantee") and contingent liabilities relating to our bottling businesses for which PepsiCo is liable. Nevertheless, after the offering, PepsiCo may remain liable for certain of such letters of credit, guarantees and contingent liabilities which were not terminated or replaced and from which PepsiCo was not released prior to the offering. Under the Separation Agreement, from and after the offering we will pay a fee to PepsiCo with respect to any such letters of credit, guarantees (other than the LLC Debt Guarantee) and contingent liabilities, until such time as they are released, terminated or replaced by a qualified letter of credit. We will be required to indemnify PepsiCo with respect to such letters of credit, guarantees (other than the LLC Debt Guarantee) and contingent liabilities.

    REGISTRATION RIGHTS AGREEMENT. We have entered into a registration rights agreement with PepsiCo which enables PepsiCo to require us to register shares of our common stock owned by PepsiCo and to include such shares in any registration of common stock made by us in the future. We have agreed pursuant to the terms of the registration rights agreement to cooperate fully in connection with any such registration and with any offering made pursuant thereto and to pay all costs and expenses, other than underwriting discounts and commissions, related to shares to be sold by PepsiCo in connection with any such registration.

                             PRINCIPAL STOCKHOLDER

    Prior to this offering, PepsiCo owned 100% of our capital stock. Following
the offering, PepsiCo will own   % of our outstanding common stock (  % if the
underwriters' over-allotment option is exercised in full) and 100% of our
outstanding Class B common stock, together representing   % of the voting power
of all classes of our voting stock. PepsiCo will also own   % of the equity of
Bottling LLC, our principal operating subsidiary, giving PepsiCo economic
ownership of   % of our combined operations (  % if the underwriters'
over-allotment option is exercised in full).

    The following table sets forth, as of             , 199  , the beneficial
ownership of PepsiCo's Capital Stock by each of our executive officers named in the Summary Compensation Table, each of our directors and all of our directors and executive officers as a group:

   OWNERSHIP OF PEPSICO CAPITAL STOCK BY PBG EXECUTIVE OFFICERS AND DIRECTORS

                                                         NUMBER OF SHARES OF
                                                        PEPSICO CAPITAL STOCK
NAME AND ADDRESS OF                                          BENEFICIALLY
  BENEFICIAL OWNER (1)                                       OWNED(2)(3)          PERCENT
------------------------------------------------------  ----------------------  -----------


------------------------

(1) The number and percentage of shares beneficially owned are based on
                shares of PepsiCo capital stock outstanding as of             ,
    199 . Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares of PepsiCo capital stock subject to options that are currently exercisable or
    exercisable within 60 days of             , 199 are deemed to be outstanding
    and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, such persons have sole voting and investment power with respect to all shares of the PepsiCo capital stock shown as beneficially owned by them.

(2) Certain directors or executive officers share voting and investment power
    over             shares of PepsiCo capital stock with their spouses or
    children. The shares shown include       shares of PepsiCo capital stock
    which certain directors and executive officers have a right to acquire within 60 days.

(3) The shares shown do not include             shares held by children or
    spouses of directors or executive officers, or by trusts for the benefit of directors or executive officers, as to which beneficial ownership is disclaimed. The shares shown also include the following number of PepsiCo capital stock equivalents, which are held in PepsiCo's deferred income program:
                                                             ; and all directors
    and executive officers as a group,             shares.

    Directors and executive officers as a group own less than 1% of outstanding capital stock.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary of certain provisions of our capital stock describes all material provisions of our certificate of incorporation and bylaws. This summary, however, does not purport to be complete and is subject to, and qualified in its entirety by, the certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part and by the provisions of applicable law.

CAPITAL STOCK

    Our certificate of incorporation provides for two classes of capital stock, common stock and Class B common stock (collectively referred to as "capital stock"), which are substantially identical, except with respect to voting rights. Our capital stock has no preemptive rights with respect to new stock we issue and no redemption or sinking fund provisions. All the shares of our capital stock to be issued upon completion of this offering will be fully paid and non-assessable.

    VOTING AND CONVERSION RIGHTS. Holders of common stock and Class B common stock generally have identical voting rights and vote together as a single class, except that holders of common stock are entitled to one vote per share and holders of Class B common stock are entitled to 250 votes per share. In addition, holders of common stock may not vote on an alteration or change in the powers or rights of the Class B common stock that does not adversely affect the rights of the common stock. Any amendment to our certificate of incorporation which would alter or change the powers, preferences or rights of the common stock or the Class B common stock must be approved by a majority of the votes cast by holders of shares affected by the proposed amendment, voting as a class, in addition to approval by a majority of the votes cast by holders of capital stock.

    Other than as set forth above, all matters to be voted on by stockholders must be approved by a majority of the votes cast by holders of the outstanding shares of common stock and Class B common stock, subject to any voting rights granted in the future to holders of outstanding preferred stock. Holders of capital stock may not cumulate their votes for the election of directors.

    Each share of Class B common stock held by PepsiCo is, at PepsiCo's option, convertible into one share of common stock. Any shares of Class B common stock transferred by PepsiCo to any person other than a PepsiCo affiliate or subsidiary will automatically convert into shares of common stock upon such transfer.

    DIVIDENDS AND DISTRIBUTIONS. Subject to the rights of the holders of preferred stock, holders of common stock and holders of Class B common stock shall share equally on a per share basis in any dividends or distributions declared by our Board of Directors. In the case of dividends or distributions payable in capital stock, only shares of common stock shall be paid or distributed with respect to common stock and only shares of Class B common stock shall be paid or distributed with respect to Class B common stock. The number of shares of common stock and Class B common stock distributed on each share shall be equal in number. The shares of common stock and Class B common stock may not be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each class.

    In the event of any dissolution, liquidation or winding up of our affairs, after payment of amounts due to holders of preferred stock, our remaining assets and funds shall be distributed pro rata to the holders of capital stock, and the holders of common stock and Class B common stock shall be entitled to the same amount per share.

    MERGER. If we reorganize or consolidate or merge with another corporation, and shares of common stock or Class B common stock are converted into shares of stock and/or securities or property of another entity, the holders of common stock and Class B common stock will be entitled to receive the same per share consideration, unless unequal consideration is approved by a majority of the votes cast by holders of each class of capital stock.

PREFERRED STOCK

    Our Board of Directors has the authority, subject to limitations prescribed by the Delaware General Corporation Law (the "DGCL") to authorize the issuance of preferred stock. The preferred stock may be divided into two or more series, with such preferences, limitations and relative rights as the Board may determine. However, no holder of preferred stock shall be authorized or entitled to receive, if we involuntarily liquidate, an amount in excess of $100 per share of preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of PBG, and may adversely affect the voting and other rights of the holders of our common stock. We have no current plan to issue any preferred stock.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

    CHANGE IN CONTROL. Pursuant to the terms of our certificate of incorporation, we have "opted-out" of Delaware's anti-takeover law. In general,
Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock, other than "interested stockholders" prior to the time our common stock is listed on the NYSE. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

    SPECIAL MEETINGS. The bylaws provide that special meetings of stockholders may be called at any time by our Chairman of the Board or the Board, and must be called by our Secretary upon the written request of stockholders holding of record at least 25% of the voting power of our capital stock issued and outstanding and entitled to vote at such meeting. Following the offering,
PepsiCo will own capital stock representing    % of the voting power of the
capital stock (without giving effect to the underwriters' exercise of their over-allotment option). As a result, PepsiCo will be able to call a special meeting of stockholders to consider various corporate actions.

    STOCKHOLDER PROPOSALS. Our bylaws provide that for business proposed by a stockholder (other than director nominations) to be a proper subject for action at an annual meeting of stockholders, the stockholder must timely request that the proposal be included in our proxy statement for the meeting and such request must satisfy all of the provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. This provision may limit the ability of stockholders to bring business before an annual stockholders' meeting.

    CORPORATE OPPORTUNITIES. Our certificate of incorporation provides that PepsiCo shall have no duty to refrain from engaging in the same or similar activities as we do and, except as set out below, neither PepsiCo nor any of its officers, directors, or employees shall be liable to us or our stockholders by reason of any such activities. In the event that PepsiCo acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both PepsiCo and us, PepsiCo shall have no duty to communicate or offer such corporate opportunity to us and shall not be liable to us or our stockholders for breach of any fiduciary duty to us by reason of the fact that PepsiCo pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to us. PepsiCo currently owns interests in other domestic and international bottling companies and may offer opportunities to them which may be of interest to us.

    Where corporate opportunities are offered to persons who are directors or officers of both us and PepsiCo, our certificate of incorporation provides that such director or officer shall have fully satisfied his or her fiduciary duty to us and to our stockholders and will have no liability to us or our stockholders if such person acts in a manner consistent with the following policy:

        (i) a corporate opportunity offered to any person who is an officer of PBG and also a director of PepsiCo shall belong to us; (ii) a corporate opportunity offered to any person who is one of our directors but is not one of our officers, and who is also a director or officer of PepsiCo, shall belong to us if such opportunity is expressly offered to such person in writing solely in his or her capacity as one of our directors, and otherwise shall belong to PepsiCo; and (iii) a corporate opportunity offered to any person who is an officer of both us and PepsiCo shall belong to us.

    LIABILITY AND INDEMNIFICATION OF DIRECTORS. A provision of our certificate of incorporation provides that, to the full extent from time to time permitted by law, no director shall be personally liable in any action for monetary damages for breach of any duty as a director, whether such action is brought by us or in our right or otherwise. Neither the amendment or repeal of this provision, nor the adoption of any provision of our certificate of incorporation which is inconsistent with this provision, shall eliminate or reduce the protection afforded by this provision with respect to any matter which occurred, or any cause of action, suit or claim which, but for this provision would have accrued or arisen, prior to such amendment, repeal or adoption.

    While our certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, our certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or recission based on a director's breach of his or her duty of care.

    Our certificate of incorporation also provides that we shall, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, whether civil, criminal, administrative or investigative, and whether or not brought by or on our behalf, including all appeals therefrom, arising out of their status as such or their activities in any of the foregoing capacities. We shall likewise and to the same extent indemnify any person who, at our request, is or was serving as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under any employee benefit plan. The right to be indemnified shall include, without limitation, the right of a director or officer to be paid expenses in advance of the final disposition of any proceeding upon receipt of an undertaking to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified. A person entitled to indemnification shall also be paid reasonable costs, expenses and attorneys' fees (including expenses) in connection with the enforcement of rights to the indemnification granted. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. Our Board of Directors may take such action as it deems necessary or desirable to carry out the foregoing indemnification provisions, including adopting procedures for determining and enforcing the rights guaranteed thereby and purchasing insurance policies, and our Board of Directors is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangement as may be permitted by law. Neither the amendment or repeal of the foregoing indemnification provisions, nor the adoption of any provision of our certificate of incorporation inconsistent with the foregoing indemnification provisions, shall eliminate or reduce any rights to indemnification afforded by the foregoing indemnification provisions to any person with respect to their status or any activities in their official capacities prior to such amendment, repeal or adoption.

THE PEPSI BEVERAGE AGREEMENTS

    An event of default will occur under the Pepsi Beverage Agreements upon the acquisition of any contract, option, conversion privilege, or other right to acquire, directly or indirectly, beneficial ownership of more than 15% of any class or series of our voting securities by a person or affiliated group, without the consent of PepsiCo.

LISTING

    We intend to list the common stock on the New York Stock Exchange under the symbol "PBG."

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is             .

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares of our common stock to the public or the availability of shares for sale to the public will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of a significant number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.

    Upon consummation of this offering, we will have       shares of common
stock outstanding (            shares if the underwriters' over-allotment is
exercised in full). Of the shares outstanding after the offering, the shares of common stock sold in the offering will be freely tradeable without restriction under the Securities Act, except for any such shares which may be acquired by one of our "affiliates," which shares will be subject to the volume limitations of Rule 144 under the Securities Act ("Rule 144"). As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under
common control with, such issuer. The remaining       shares of common stock
will be owned by PepsiCo and will be "restricted securities" (as that phrase is defined in Rule 144) and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including the exemption provided by Rule 144 under the Securities Act.

    In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed between the later of the date on which the restricted securities were acquired from us and the date on which they were acquired from one of our affiliates, then the holder of such restricted securities (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of (i) 1% of the then outstanding shares of the common stock or (ii) the average weekly reported volume of trading of the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date on which restricted securities were acquired from us and the date on which they were acquired from an affiliate, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell such restricted securities immediately without regard to the volume limitations and other conditions described above. The foregoing description of Rule 144 is not intended to be a complete description thereof.

    In connection with the offering, we are offering options to purchase
approximately       shares of our outstanding common stock. Immediately after
this offering, we intend to file a registration statement on Form S-8 covering all options granted under the PBG LTIP. Shares of our common stock registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless such shares are subject to vesting restriction with us or the lock-up agreements described below. See "Management--Stock Plans."

    We have entered into a registration rights agreement with PepsiCo which enables PepsiCo to require us to register shares of our common stock owned by PepsiCo and to include such shares in any registration of our common stock made by us in the future. We do not currently have any other registration rights outstanding. See "Relationship with PepsiCo and Certain Transactions."

    Notwithstanding the foregoing, in connection with this offering, we, our directors and officers and PepsiCo have agreed, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith

Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, not to directly or indirectly:

    - offer, pledge, sell contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from us); or

    - enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock.

The above 180-day restriction does not apply, however, to the following:

    - the sale to the underwriters of the shares of common stock under the underwriting agreement (as described below);

    - the issuance of options to purchase our common stock pursuant to the PBG LTIP;

    - the issuance by us of shares of our common stock upon the exercise of an option or warrant or the conversion of any security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

    - transactions by any person other than us, PepsiCo and our directors or executive officers relating to shares of our common stock or other securities acquired in open market transactions after completion of the offering of the shares of our common stock. See "Underwriting."

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

    The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

    This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are advised to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

    Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, we ordinarily will presume that dividends paid on or before December 31, 1999 to an address in a foreign country are paid to a resident of such country, absent knowledge that such presumption is not warranted.

    Under the United States Treasury Regulations applicable to dividends paid after December 31, 1999 (the "Final Regulations"), to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The Final Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

    There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a Form 4224 (or, after December 31, 1999, a Form W-8) stating that the dividends are so connected is filed with us. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

    Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

    Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to us.

    Under current United States federal income tax law, backup withholding generally will not apply to dividends paid on or before December 31, 1999 to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) we are or have been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. We are not, and do not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF
  COMMON STOCK

    Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, and (iv) effective after December 31, 1999, a foreign partnership (A) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business, and the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption. Effective after December 31, 1999, backup withholding will apply to such payment if the broker has actual knowledge that the holder is a U.S. person.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

    An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

    Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") between us and the U.S. Underwriters,
and concurrently with the sale of             shares of our common stock to the
International Managers (as defined below), we have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                                                     NUMBER OF
             U.S. UNDERWRITER                                                         SHARES
----------------------------------------------------------------------------------  -----------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated............................................................
Morgan Stanley & Co. Incorporated.................................................
                                                                                    -----------
          Total...................................................................
                                                                                    -----------
                                                                                    -----------

    We have also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International and Morgan Stanley & Co. International Limited are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of shares of our common stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, we have agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from us, an
aggregate of             shares of our common stock. The initial public offering
price per share and the total underwriting discount per share of common stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

    In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to each such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of common stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

    The U.S. Representatives have advised us that the U.S. Underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to
certain dealers at such price less a concession not in excess of $      per
share of common stock. The U.S. Underwriters may allow, and such dealers may
reallow, a discount not in excess of $      per share of common stock to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    We have granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of additional shares of our common stock at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. We also have granted an option to the International Managers, exercisable for 30 days after the date of this prospectus, to purchase up to an
aggregate of             additional shares of our common stock to cover
over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

    The following table shows the per share and total public offering price, underwriting discount to be paid by us to the U.S. Underwriters and the International Managers and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the U.S. Underwriters and the International Managers of their over-allotment options.

                                                                         WITHOUT     WITH
                                                             PER SHARE   OPTION     OPTION
                                                             ---------  ---------  ---------
Public Offering Price......................................  $          $          $
Underwriting Discount......................................  $          $          $
Proceeds, before expenses, to PBG..........................  $          $          $

    The expenses of the offering (exclusive of the underwriting discount) are
estimated at $      and are payable by us and PepsiCo. The Underwriters have
agreed to reimburse PepsiCo for certain expenses payable by it.

    The shares of common stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

    At our request, the Underwriters have reserved for sale, at the initial
public offering price, up to       of the shares offered hereby to be sold to
certain of our directors and officers. The number of shares of our common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

    We and our executive officers and directors and PepsiCo have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

    The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of our common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of our common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

    Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the U.S. Representatives and the Lead Managers. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, the valuation multiples of publicly traded companies that the U.S. Representatives and the Lead Managers believe to be comparable to us, certain of our financial information, the history of, and the prospects for, PBG and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, future revenues of PBG, the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offerings at or above the initial public offering price.

    We expect our common stock to be approved for listing on the New York Stock Exchange, subject to notice of issuance, under the symbol "PBG." In order to meet the requirements for listing of our common stock on that exchange, the U.S. Underwriters and the International Managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

    The Underwriters do not expect sales of our common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered hereby.

    We and PepsiCo have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the U.S. Underwriters and International Managers may be required to make in respect thereof.

    Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

    If the Underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the U.S.
Representatives and the Lead Managers, respectively, may reduce that short position by purchasing our common stock in the open market. The U.S. Representatives and the Lead Managers, respectively, may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The U.S. Representatives and the Lead Managers, respectively, may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives or the Lead Managers purchase shares of our common stock in the open market to reduce the Underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

    Neither we nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the Underwriters makes any representation that the U.S. Representatives or the Lead Managers will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the issuance of the shares of our common stock offered hereby will be passed upon for us by Pamela
C. McGuire, Senior Vice President, General Counsel and Secretary of PBG, and Davis Polk & Wardwell, New York, New York. Certain legal matters relating to our common stock offered hereby will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

    Our combined financial statements and schedules as of December 27, 1997 and December 28, 1996, and for each of the three years in the period ended December 27, 1997 included in this prospectus have been audited by KPMG LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission (the "Commission"), a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document. For further information with respect to us and our common stock, reference is hereby made to the registration statement and the exhibits and schedules thereto, which may be inspected and copied at the principal office of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Section at such addresses. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Also, the Commission maintains a world Wide Web Site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Upon approval of our common stock for listing on the New York Stock Exchange, such reports, proxy and information statements and other information can be inspected also at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    Upon completion of this offering, we will become subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the Commission referred to above.

                         THE PEPSI BOTTLING GROUP, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                     PAGE REFERENCE
                                                                                                    -----------------
COMBINED FINANCIAL STATEMENTS

Report of Independent Auditors....................................................................            F-2

Combined Statements of Operations--
  Fiscal years ended December 30, 1995,
  December 28, 1996 and December 27, 1997.........................................................            F-3

Combined Statements of Cash Flows--
  Fiscal years ended December 30, 1995,
  December 28, 1996 and December 27, 1997.........................................................            F-4

Combined Balance Sheets--
  December 28, 1996 and December 27, 1997.........................................................            F-5

Combined Statements of Stockholder's Equity and Accumulated
Other Comprehensive Loss--
  Fiscal years ended December 30, 1995,
  December 28, 1996 and December 27, 1997.........................................................            F-6

Notes to Combined Financial Statements............................................................            F-7

CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Combined Statements of Operations--
  Thirty-six weeks ended September 6, 1997
  and September 5, 1998...........................................................................           F-20

Condensed Combined Statements of Cash Flows--
  Thirty-six weeks ended September 6, 1997
  and September 5, 1998...........................................................................           F-21

Condensed Combined Balance Sheets--
  December 27, 1997 and September 5, 1998.........................................................           F-22

Notes to unaudited Condensed Combined Financial Statements........................................           F-23

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED).....................................            P-1

Pro Forma Condensed Combined Statement of Operations--
  Fiscal year ended December 27, 1997.............................................................            P-2

Pro Forma Condensed Combined Statement of Operations--
  Thirty-six weeks ended September 5, 1998........................................................            P-3

Pro Forma Condensed Combined Balance Sheet--
  September 5, 1998...............................................................................            P-4

Notes to unaudited Pro Forma Condensed Combined Financial Statements..............................            P-5

    When PBG's capitalization is finalized as set forth in Note 1, we will be in a position to render the following report.

                                           /s/ KPMG LLP

                         THE PEPSI BOTTLING GROUP, INC.
                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
The Pepsi Bottling Group, Inc.

    We have audited the accompanying combined balance sheets of The Pepsi Bottling Group, Inc. as of December 28, 1996 and December 27, 1997 and the related combined statements of operations, cash flows and stockholder's equity and accumulated other comprehensive loss for each of the fiscal years in the three-year period ended December 27, 1997. These combined financial statements are the responsibility of management of The Pepsi Bottling Group, Inc. Our responsibility is to express an opinion on these combined financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of The Pepsi Bottling Group, Inc. as of December 28, 1996 and December 27, 1997, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 27, 1997, in conformity with generally accepted accounting principles.

New York, New York
January   , 1999

                         THE PEPSI BOTTLING GROUP, INC.

                       COMBINED STATEMENTS OF OPERATIONS

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

            FISCAL YEARS ENDED DECEMBER 30, 1995, DECEMBER 28, 1996
                             AND DECEMBER 27, 1997

                                                                                         1995       1996       1997
                                                                                       ---------  ---------  ---------
NET SALES............................................................................  $   6,393  $   6,603  $   6,592
Cost of sales........................................................................      3,771      3,844      3,832
                                                                                       ---------  ---------  ---------
GROSS PROFIT.........................................................................      2,622      2,759      2,760
Selling, delivery and administrative expenses........................................      2,273      2,396      2,423
                                                                                       ---------  ---------  ---------
OPERATING INCOME.....................................................................        349        363        337
Interest expense, net................................................................        219        206        203
                                                                                       ---------  ---------  ---------
INCOME BEFORE INCOME TAXES...........................................................        130        157        134
Income tax expense...................................................................         79         96         63
                                                                                       ---------  ---------  ---------
NET INCOME...........................................................................  $      51  $      61  $      71
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
UNAUDITED PRO FORMA EARNINGS PER SHARE...............................................                        $

UNAUDITED PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING..............................

            See accompanying notes to Combined Financial Statements.

                         THE PEPSI BOTTLING GROUP, INC.

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN MILLIONS)

            FISCAL YEARS ENDED DECEMBER 30, 1995, DECEMBER 28, 1996
                             AND DECEMBER 27, 1997

                                                                                        1995       1996       1997
                                                                                      ---------  ---------  ---------
CASH FLOWS--OPERATIONS
Net income..........................................................................  $      51  $      61  $      71
Adjustments to reconcile net income to net cash provided by operations:
  Depreciation......................................................................        289        296        316
  Amortization......................................................................        129        129        123
  Deferred income taxes.............................................................         20          8         17
  Other noncash charges and credits, net............................................       (11)          1         12
  Changes in operating working capital, excluding effects of acquisitions and dispositions:
      Trade accounts receivable.....................................................      (101)       (87)         26
      Inventories...................................................................       (35)         21         --
      Prepaid expenses, deferred income taxes and other current assets..............       (14)         35       (54)
      Accounts payable and other current liabilities................................         74        (5)         56
      Trade accounts payable to PepsiCo.............................................        (3)        (9)          7
      Income taxes payable..........................................................         44         13       (14)
                                                                                      ---------  ---------  ---------
    Net change in operating working capital.........................................       (35)       (32)         21
                                                                                      ---------  ---------  ---------
NET CASH PROVIDED BY OPERATIONS.....................................................        443        463        560
                                                                                      ---------  ---------  ---------
CASH FLOWS--INVESTMENTS
Capital expenditures................................................................      (358)      (418)      (472)
Acquisitions of bottlers and investments in affiliates..............................       (33)       (26)       (49)
Sales of bottling operations and property, plant and equipment......................         18         55         23
Other, net..........................................................................         18         13       (66)
                                                                                      ---------  ---------  ---------
NET CASH USED FOR INVESTMENTS.......................................................      (355)      (376)      (564)
                                                                                      ---------  ---------  ---------
CASH FLOWS--FINANCING
Short-term borrowings--three months or less.........................................         15         54       (90)
Proceeds from third party debt......................................................          1          4          3
Payments of third party debt........................................................        (5)        (7)       (11)
Increase (decrease) in advances from PepsiCo........................................       (89)      (129)        149
                                                                                      ---------  ---------  ---------
NET CASH PROVIDED BY (USED FOR) FINANCING...........................................       (78)       (78)         51
                                                                                      ---------  ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS........................         --         --        (1)
                                                                                      ---------  ---------  ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...........................................         10          9         46
CASH AND CASH EQUIVALENTS--BEGINNING OF YEAR........................................         21         31         40
                                                                                      ---------  ---------  ---------
CASH AND CASH EQUIVALENTS--END OF YEAR..............................................  $      31  $      40  $      86
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------

SUPPLEMENTAL CASH FLOW INFORMATION
  NON-CASH INVESTING AND FINANCING ACTIVITIES:
    PepsiCo capital stock issued in conjunction with acquisitions of bottlers.......  $      --  $      --  $      14
    Liabilities incurred and/or assumed in conjunction with acquisitions of
      bottlers......................................................................  $      12  $       2  $       3

            See accompanying notes to Combined Financial Statements.

                         THE PEPSI BOTTLING GROUP, INC.

                            COMBINED BALANCE SHEETS

                                 (IN MILLIONS)

                    DECEMBER 28, 1996 AND DECEMBER 27, 1997

                                                                                                   1996       1997
                                                                                                 ---------  ---------
ASSETS
CURRENT ASSETS
Cash and cash equivalents......................................................................  $      40  $      86
Trade accounts receivable, less allowance of $65 and $45, in 1996 and 1997, respectively.......        846        808
Inventories....................................................................................        262        257
Prepaid expenses, deferred income taxes and other current assets...............................        130        185
                                                                                                 ---------  ---------
  TOTAL CURRENT ASSETS.........................................................................      1,278      1,336

Property, plant and equipment, net.............................................................      1,818      1,918
Intangible assets, net.........................................................................      3,820      3,679
Other assets...................................................................................        136        255
                                                                                                 ---------  ---------
    TOTAL ASSETS...............................................................................  $   7,052  $   7,188
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
Accounts payable and other current liabilities.................................................  $     750  $     811
Trade accounts payable to PepsiCo..............................................................         19         23
Income taxes payable...........................................................................        269        273
Short-term borrowings..........................................................................        116         40
                                                                                                 ---------  ---------
  TOTAL CURRENT LIABILITIES....................................................................      1,154      1,147

Allocation of PepsiCo long-term debt...........................................................      3,000      3,000
Long-term debt due to third parties............................................................        127         96
Other liabilities..............................................................................        335        350
Deferred income taxes..........................................................................      1,076      1,076

STOCKHOLDER'S EQUITY
Advances from PepsiCo..........................................................................      1,462      1,703
Accumulated other comprehensive loss...........................................................       (102)      (184)
                                                                                                 ---------  ---------
  TOTAL STOCKHOLDER'S EQUITY...................................................................      1,360      1,519
                                                                                                 ---------  ---------
    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY.................................................  $   7,052  $   7,188
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

            See accompanying notes to Combined Financial Statements.

                         THE PEPSI BOTTLING GROUP, INC.

                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
                    AND ACCUMULATED OTHER COMPREHENSIVE LOSS

                                 (IN MILLIONS)
            FISCAL YEARS ENDED DECEMBER 30, 1995, DECEMBER 28, 1996

                             AND DECEMBER 27, 1997

                                                                                                        ACCUMULATED
                                                                                                           OTHER
                                                                        ADVANCES      COMPREHENSIVE    COMPREHENSIVE
                                                             TOTAL    FROM PEPSICO    INCOME/(LOSS)        LOSS
                                                           ---------  -------------  ---------------  ---------------

BALANCE AT DECEMBER 31, 1994.............................  $   1,453    $   1,565                        $    (112)
  Comprehensive income:
    Net income...........................................         51           51       $      51
    Currency translation adjustment......................         46                           46               46
                                                                                            -----
  Total comprehensive income.............................                               $      97
                                                                                            -----
                                                                                            -----
  Change in advances from PepsiCo........................        (65)         (65)
                                                           ---------       ------                            -----

BALANCE AT DECEMBER 30, 1995.............................      1,485        1,551                              (66)
  Comprehensive income:
    Net income...........................................         61           61       $      61
    Currency translation adjustment......................        (36)                         (36)             (36)
                                                                                            -----
  Total comprehensive income.............................                               $      25
                                                                                            -----
                                                                                            -----
  Change in advances from PepsiCo........................       (150)        (150)
                                                           ---------       ------                            -----

BALANCE AT DECEMBER 28, 1996.............................      1,360        1,462                             (102)
  Comprehensive loss:
    Net income...........................................         71           71       $      71
    Currency translation adjustment......................        (82)                         (82)             (82)
                                                                                            -----
  Total comprehensive loss...............................                               $     (11)
                                                                                            -----
                                                                                            -----
  Change in advances from PepsiCo........................        170          170
                                                           ---------       ------                            -----

BALANCE AT DECEMBER 27, 1997.............................  $   1,519    $   1,703                        $    (184)
                                                           ---------       ------                            -----
                                                           ---------       ------                            -----

            See accompanying notes to Combined Financial Statements.

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                                  SHARE DATA)

NOTE 1--BASIS OF PRESENTATION

    The Pepsi Bottling Group, Inc. ("PBG") is a wholly-owned subsidiary of PepsiCo, Inc. ("PepsiCo") and consists of bottling operations located in the United States, Canada, Spain, Greece and Russia. These bottling operations manufacture, sell and distribute Pepsi-Cola beverages including PEPSI-COLA, DIET PEPSI, MOUNTAIN DEW and other brands of carbonated soft drinks and other ready-to-drink beverages. Approximately 88% of PBG's 1997 net sales were derived from the sale of Pepsi-Cola beverages.

    Following the offering, PepsiCo will own   % of our outstanding common stock
(  % if the underwriters' over-allotment option is exercised in full) and 100%
of our outstanding Class B common stock, together representing   % of the voting
power of all classes of our voting stock. PepsiCo will also own   % of the
equity of Bottling LLC, our principal operating subsidiary, giving PepsiCo
economic ownership of   % of our combined operations (  % if the underwriters'
over-allotment option is exercised in full).

    PBG expects to obtain debt funding and use substantially all of the proceeds to settle certain amounts due to PepsiCo prior to the offering. In addition, PBG and PepsiCo will enter into agreements providing for the separation of the companies and governing various relationships between PBG and PepsiCo, including a Separation Agreement, Tax Separation Agreement, Employee Programs Agreement, Registration Rights Agreement and Shared Services Agreement.

    In connection with the offering, PBG expects to enter into a Master Bottling Agreement, Non-Cola Bottling Agreements, Master Syrup Agreement and Country Specific Bottling Agreements ("Pepsi Beverage Agreements") which will govern the preparation, bottling and distribution of beverages in PBG's territories. The Pepsi Beverage Agreements permit PBG to use the concentrates purchased from PepsiCo to bottle and distribute a variety of beverages under certain authorized brand names, and to utilize, under certain conditions, trademarks of PepsiCo to promote such products.

    The accompanying Combined Financial Statements are presented on a carve-out basis and include the historical results of operations and assets and liabilities directly related to PBG and have been prepared from PepsiCo's historical accounting records.

    PBG was allocated $39 million, $42 million and $42 million of overhead costs related to PepsiCo's corporate administrative functions in 1995, 1996 and 1997, respectively. The allocation was based on a specific identification of PepsiCo's administrative costs attributable to PBG and, to the extent that such identification was not practicable, on the basis of PBG's sales as a percentage of PepsiCo's sales. The allocated costs are included in selling, delivery and administrative expenses in the Combined Statements of Operations. Management believes that such allocation methodology is reasonable. Subsequent to the offering, PBG will be required to manage these functions and will be responsible for the expenses associated with the operations of a public company.

    PBG's operations have been financed through its operating cash flows and advances from PepsiCo. PBG's interest expense includes an allocation of PepsiCo's interest expense based on PepsiCo's weighted average interest rate applied to a debt level of $3 billion as of the offering date. In 1995, PBG was allocated $198 million of interest expense reflecting PepsiCo's average interest rate of 6.6%. In 1996 and 1997, PBG was allocated $186 million of interest expense reflecting PepsiCo's average interest rate of 6.2%.

    Income tax was calculated as if PBG had filed separate income tax returns. PBG's future effective tax rate will depend largely on its structure and tax strategies as a separate, independent company.

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                            SHARE DATA) (CONTINUED)

    Allocations of corporate overhead and interest costs have been deemed to have been paid by PBG to PepsiCo, in cash, in the period in which the cost was incurred.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The preparation of the Combined Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

    BASIS OF COMBINATION The accounts of all wholly-owned subsidiaries of PBG are included in the accompanying combined financial statements. Intercompany accounts and transactions have been eliminated in combination.

    FISCAL YEAR PBG's fiscal year ends on the last Saturday in December and, as a result, a fifty-third week is added every five or six years. Fiscal years 1995, 1996 and 1997 consisted of 52 weeks.

    ADVERTISING AND MARKETING COSTS PBG is involved in a variety of programs to promote its products. Advertising and marketing costs included in selling, delivery and administrative expenses in the Combined Statements of Operations are charged ratably in relation to sales over the year in which incurred. Advertising and marketing costs were $192 million, $213 million and $210 million in 1995, 1996 and 1997, respectively.

    BOTTLER INCENTIVES PepsiCo and other brand owners, at their sole discretion, provide PBG with various forms of marketing support. This marketing support is intended to cover a variety of programs and initiatives, including direct marketplace support, capital equipment funding and shared media and advertising support. Based on the objective of the programs and initiatives, marketing support is recorded as an adjustment to net sales or a reduction of selling, delivery and administrative expenses. There are no conditions or other requirements which could result in a repayment of marketing support received.

    STOCK-BASED EMPLOYEE COMPENSATION PBG measures stock-based compensation cost in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation cost for PepsiCo stock option grants to PBG employees is measured as the excess of the quoted market price of PepsiCo's capital stock at the grant date over the amount the employee must pay for the stock. PepsiCo's policy is to grant stock options at fair value at the date of grant.

    CASH EQUIVALENTS Cash equivalents represent funds temporarily invested with original maturities not exceeding three months.

    INVENTORIES Inventories are valued at the lower of cost (computed on the first-in, first-out method) or net realizable value.

    PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment ("PP&E") is stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows: 20 to 33 years for buildings and improvements and 3 to 10 years for machinery and equipment.

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                            SHARE DATA) (CONTINUED)

    INTANGIBLE ASSETS Intangible assets, which are primarily franchise rights and goodwill, are amortized on a straight-line basis over a period of no more than 40 years.

    RECOVERABILITY OF LONG-LIVED ASSETS PBG reviews all long-lived assets, including intangible assets, annually or when facts and circumstances indicate that the carrying value of the asset may not be recoverable.

    An impaired asset is written down to its estimated fair value based on the best information available. Estimated fair value is generally based on either appraised value or measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.

    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT PBG uses futures contracts and options on futures to hedge against the risk of adverse movements in the price of certain commodities. In order to qualify for deferral hedge accounting of unrealized gains and losses, such instruments must be designated and effective as a hedge of an anticipatory transaction. Management reviews the correlation and effectiveness of these financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market with the resulting unrealized gain or loss recorded as gain or loss in cost of sales.

    Realized gains and losses that result from the early termination of financial instruments used for hedging purposes are deferred and are included in cost of sales when the anticipated transaction actually occurs.

    Premiums paid for the purchase of options on futures are recorded as a prepaid expense in the Combined Balance Sheet and are amortized as an adjustment to cost of sales over the duration of the option contract.

    Foreign exchange gains and losses reflect transaction and translation gains and losses arising from the re-measurement into U.S. dollars of the net monetary assets of businesses in highly inflationary countries. Russia is considered a highly inflationary economy for accounting purposes and all foreign exchange gains and losses are included in the Combined Statements of Operations.

    NEW ACCOUNTING STANDARDS In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard 130, "Reporting Comprehensive Income" ("SFAS 130") which establishes standards for the reporting and display of net income and other gains and losses affecting stockholder's equity that are excluded from net income. The only components of other comprehensive loss are net income and the foreign currency translation component of stockholder's equity. These financial statements reflect the adoption of SFAS
130. Other items of comprehensive income or loss are reported in the Combined Statements of Stockholder's Equity and Accumulated Other Comprehensive Loss.

    In June 1997, the FASB issued Statement of Financial Accounting Standard 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS 131 requires that the definition of operating segments align with the measurements used internally to assess performance. These financial statements reflect the adoption of SFAS 131.

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                            SHARE DATA) (CONTINUED)

    In June 1998, the FASB issued Statement of Financial Accounting Standard 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. PBG is currently assessing the effects of adopting SFAS 133, and has not yet made a determination of the impact on its financial position or results of operations. SFAS 133 will be effective for PBG's first quarter of fiscal year 2000.

    EARNINGS PER SHARE PBG's historical capital structure is not indicative of its prospective capital structure and, accordingly, historical earnings per share information has not been presented in the Combined Financial Statements. Unaudited pro forma earnings per share has been presented on the basis of the number of shares of capital stock of PBG deemed to be outstanding as of the date of the offering.

NOTE 3--INVENTORIES

                                                                             1996       1997
                                                                           ---------  ---------
Raw materials and supplies...............................................  $     106  $     104
Finished goods...........................................................        156        153
                                                                           ---------  ---------
                                                                           $     262  $     257
                                                                           ---------  ---------
                                                                           ---------  ---------

NOTE 4--PROPERTY, PLANT AND EQUIPMENT, NET

                                                                             1996       1997
                                                                           ---------  ---------
Land.....................................................................  $     140  $     141
Buildings and improvements...............................................        644        699
Machinery and equipment..................................................      2,779      2,979
Other....................................................................        106        102
                                                                           ---------  ---------
                                                                               3,669      3,921
Accumulated depreciation.................................................     (1,851)    (2,003)
                                                                           ---------  ---------
                                                                           $   1,818  $   1,918
                                                                           ---------  ---------
                                                                           ---------  ---------

NOTE 5--INTANGIBLE ASSETS, NET

                                                                             1996       1997
                                                                           ---------  ---------
Franchise rights and other identifiable intangibles......................  $   3,188  $   3,175
Goodwill.................................................................      1,590      1,580
                                                                           ---------  ---------
                                                                               4,778      4,755
Accumulated amortization.................................................       (958)    (1,076)
                                                                           ---------  ---------
                                                                           $   3,820  $   3,679
                                                                           ---------  ---------
                                                                           ---------  ---------

    Identifiable intangible assets principally arise from the allocation of the purchase price of businesses acquired and consist primarily of territorial franchise rights. Amounts assigned to such

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                            SHARE DATA) (CONTINUED)

identifiable intangibles were based on independent appraisals or internal estimates. Goodwill represents the residual purchase price after allocation to all identifiable net assets.

NOTE 6--ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

                                                                             1996       1997
                                                                           ---------  ---------
Accounts payable.........................................................  $     257  $     313
Accrued compensation and benefits........................................        145        141
Trade incentives.........................................................        116        148
Other current liabilities................................................        232        209
                                                                           ---------  ---------
                                                                           $     750  $     811
                                                                           ---------  ---------
                                                                           ---------  ---------

NOTE 7--SHORT-TERM BORROWINGS AND LONG-TERM DEBT

                                                                             1996       1997
                                                                           ---------  ---------
Short-term borrowings
  Current maturities of long-term debt...................................  $       6  $      29
  Other short-term borrowings............................................        110         11
                                                                           ---------  ---------
                                                                           $     116  $      40
                                                                           ---------  ---------
                                                                           ---------  ---------
Long-term debt due to third parties
  Debt obligations, due 1998 to 2012 with interest rates of
    6% to 18%............................................................  $     101  $      95
  Capital lease obligations..............................................         32         30
                                                                           ---------  ---------
                                                                                 133        125
  Less current maturities of long-term debt..............................          6         29
                                                                           ---------  ---------
                                                                           $     127  $      96
                                                                           ---------  ---------
                                                                           ---------  ---------
Allocation of PepsiCo long-term debt.....................................  $   3,000  $   3,000

NOTE 8--LEASES

    PBG has noncancelable commitments under both capital and long-term operating leases. Capital and operating lease commitments expire at various dates through 2019. Most leases require payment of related executory costs, which include property taxes, maintenance and insurance.

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                            SHARE DATA) (CONTINUED)

    Future minimum commitments under noncancelable leases are set forth below:

                                                                                 COMMITMENTS
                                                                           ------------------------
                                                                             CAPITAL     OPERATING
                                                                           -----------  -----------
1998.....................................................................   $      29    $      37
1999.....................................................................           1           39
2000.....................................................................           1           35
2001.....................................................................          --           32
2002.....................................................................          --           32
Later years..............................................................           4          121
                                                                                  ---        -----
                                                                            $      35    $     296
                                                                                  ---        -----
                                                                                  ---        -----

    At December 27, 1997, the present value of minimum payments under capital leases was $30 million after deducting $5 million representing imputed interest.

    Rental expense was $39 million, $42 million, and $35 million for 1995, 1996 and 1997, respectively.

NOTE 9--FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

    COMMODITY PRICES PBG uses futures contracts and options on futures in the normal course of business to hedge anticipated purchases of certain raw materials used in PBG's manufacturing operations.

    Deferred gains and losses at year end 1996 and 1997, as well as gains and losses recognized as part of cost of sales in 1995, 1996, and 1997 were not significant. At December 28, 1996, commodity contracts involving notional amounts of $65 million were outstanding. These notional amounts do not represent amounts exchanged by the parties and thus are not a measure of PBG's exposure; rather, they are used as the basis to calculate the amounts due under the agreements. There were no outstanding commodity contracts at December 27, 1997.

    INTEREST RATE RISK Prior to the offering, PBG had minimal external interest rate risk to manage. Subsequent to this offering, however, PBG intends to manage any significant interest rate exposure by using financial derivative instruments as part of a program to manage the overall cost of borrowing.

    FOREIGN EXCHANGE RISK As currency exchange rates change, translation of the statements of operations of our international business into U.S. dollars affects year-over-year comparability. PBG has not historically hedged translation risks because cash flows from international operations have generally been reinvested locally, nor historically have we entered into hedges to minimize the volatility of reported earnings.

    FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amount of PBG's financial instruments approximates fair value due to the short maturity of PBG's financial instruments and since interest rates approximate fair value for long-term debt. PBG does not use any financial instruments for trading or speculative purposes.

NOTE 10--PENSION PLANS

    U.S. employees of PBG participate in PepsiCo sponsored noncontributory defined benefit pension plans which cover substantially all full-time salaried employees, as well as certain hourly employees.

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                            SHARE DATA) (CONTINUED)

Benefits generally are based on years of service and compensation or stated amounts for each year of service. All plans are funded and contributions are made in amounts not less than minimum statutory funding requirements nor more than the maximum amount that can be deducted for U.S. income tax purposes.

    It is intended that PBG will assume the existing defined benefit pension plan obligations for PBG's U.S. employees as of the offering date and trust assets from the funded plans will be transferred based upon actuarial determinations in accordance with regulatory requirements.

    Net U.S. pension expense allocated to PBG was $4 million, $11 million and $16 million in 1995, 1996 and 1997, respectively. Net pension expense for the defined benefit pension plans for PBG's foreign operations was not significant. PBG will assume the foreign defined benefit pension plan obligations as of the offering date and any related assets will be transferred.

NOTE 11--POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    PepsiCo has historically provided postretirement health care benefits to eligible retired employees and their dependents, principally in the U.S. Salaried retirees who have 10 years of service and attain age 55 are eligible to participate in the postretirement benefit plans. The plans are not funded and since 1995 have included retiree cost sharing. Postretirement benefit expense relating to PBG employees reflected in the accompanying financial statements was $12 million, $16 million and $13 million in 1995, 1996 and 1997, respectively. Postretirement benefit liability relating to PBG employees reflected in the accompanying financial statements was $195 million and $199 million in 1996 and 1997, respectively.

NOTE 12--EMPLOYEE STOCK OPTION PLANS

    The amounts presented below represent options granted under PepsiCo employee stock option plans. The pro forma amounts below are not necessarily representative of the effects of stock-based awards on future pro forma net income because the plans eventually adopted by PBG may differ from PepsiCo stock option plans and accordingly (1) future grants of employee stock options by PBG management may not be comparable to awards made to employees while PBG was a part of PepsiCo, and (2) the assumptions used to compute the fair value of any stock option awards will be specific to PBG and therefore, may not be comparable to the PepsiCo assumptions used.

    PBG employees were granted stock options under PepsiCo's three long-term incentive plans: the SharePower Stock Option Plan ("SharePower"); the Long-Term Incentive Plan ("LTIP"); and the Stock Option Incentive Plan ("SOIP").

    - Prior to 1997, SharePower options were granted annually to essentially all full-time employees and become exercisable ratably over 5 years from the grant date and must be exercised within 10 years from the grant date. There were no SharePower options granted in 1997. All SharePower options granted in 1998 become exercisable in 3 years from the grant date and must be exercised within 10 years from the grant date.

    - Most LTIP options were granted every other year to senior management employees. Most of these options become exercisable after 4 years and must be exercised within 10 years from the grant date. In addition, the LTIP allows for grants of performance share units ("PSUs"). The maximum value of a PSU is fixed at the value of a share of PepsiCo stock at the grant date and vests 4 years from the grant date. Payment of PSUs are made in cash and/or stock and the

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                            SHARE DATA) (CONTINUED)

     payment amount is determined based on the attainment of prescribed performance goals. Amounts expensed for PSUs for PBG employees in 1995, 1996 and 1997 were not significant.

    - SOIP options are granted to middle-management employees and, prior to 1997, were granted annually. SOIP options are exercisable after one year and must be exercised within 10 years after their grant date.

    Stock option activity:

                                                   1995                            1996                            1997
                                      ------------------------------  ------------------------------  ------------------------------
                                                   WEIGHTED AVERAGE                WEIGHTED AVERAGE                WEIGHTED AVERAGE
(OPTIONS IN MILLIONS)                   OPTIONS     EXERCISE PRICE      OPTIONS     EXERCISE PRICE      OPTIONS     EXERCISE PRICE
                                      -----------  -----------------  -----------  -----------------  -----------  -----------------
Outstanding at beginning of year....        23.2       $   15.57            24.1       $   16.76            26.4       $   19.87
  Granted...........................         3.6           22.93             5.2           32.43             0.2           33.97
  Exercised.........................        (1.5)          13.54            (2.1)          14.97            (3.2)          14.97
  Forfeited.........................        (1.2)          16.82            (0.8)          20.76            (0.6)          23.24
    PepsiCo modification (a)........      --              --              --              --                 1.7          --
Outstanding at end of year..........        24.1           16.76            26.4           19.87            24.5           19.13
                                             ---          ------             ---          ------             ---          ------
                                             ---          ------             ---          ------             ---          ------
Exercisable at end of year..........        10.6           13.53            13.3           15.04            14.7           15.90
                                             ---          ------             ---          ------             ---          ------
                                             ---          ------             ---          ------             ---          ------
Weighted average fair value of
  options granted during the year...                   $    5.62                       $    9.32                       $    9.64
                                                          ------                          ------                          ------
                                                          ------                          ------                          ------

    Stock options outstanding at December 27, 1997:

                                                       OPTIONS OUTSTANDING
                                    ---------------------------------------------------------       OPTIONS EXERCISABLE
                                                     WEIGHTED AVERAGE                          ------------------------------
             RANGE OF                              REMAINING CONTRACTUAL    WEIGHTED AVERAGE                WEIGHTED AVERAGE
          EXERCISE PRICE              OPTIONS              LIFE              EXERCISE PRICE      OPTIONS     EXERCISE PRICE
----------------------------------  -----------  -------------------------  -----------------  -----------  -----------------
         $ 4.25 to $ 8.17                  1.6                1.35yrs                7.38             1.6            7.38
         $ 8.20 to $16.37                  9.6                4.70                  13.99             8.1           13.95
         $16.87 to $37.72                 13.3                7.43                  24.21             5.0           21.70
                                           ---                                                        ---
                                          24.5                5.95                  19.13            14.7           15.90
                                           ---                                                        ---

------------------------

(a) In 1997, PepsiCo spun off its restaurant businesses to its shareholders. In connection with this spin-off, the number of options for PepsiCo capital stock were increased and their exercise prices were decreased to preserve the economic value of those options that existed just prior to the spin-off for the holders of PepsiCo stock options.

    PBG adopted the disclosure provisions of Statement of Financial Accounting Standard 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), but continues to measure stock-based compensation cost in accordance with APB Opinion 25 and its related interpretations. If PBG had measured compensation cost for the PepsiCo stock options granted to its employees in 1995, 1996 and

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                            SHARE DATA) (CONTINUED)

1997 under the fair value based method prescribed by SFAS 123, net income would have been changed to the pro forma amounts set forth below:

                                                                          1995         1996         1997
                                                                          -----        -----        -----
Net Income
  Reported...........................................................   $      51    $      61    $      71
  Pro forma..........................................................   $      49    $      55    $      56

    The fair value of PepsiCo stock options granted to PBG employees used to compute pro forma net income disclosures were estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions used by PepsiCo:

                                                                   1995       1996       1997
                                                                 ---------  ---------  ---------
Risk free interest rate........................................       6.2%       6.0%       5.8%
Expected life..................................................    5 years    6 years    3 years
Expected volatility............................................        20%        20%        20%
Expected dividend yield........................................      1.75%       1.5%      1.32%

NOTE 13--INCOME TAXES

    The details of the provision for income taxes are set forth below:

                                                                          1995       1996       1997
                                                                        ---------  ---------  ---------
Current:     Federal..................................................  $      54  $      71  $      36
             Foreign..................................................          2          6          3
             State....................................................          3         11          7
                                                                        ---------  ---------  ---------
                                                                               59         88         46
                                                                        ---------  ---------  ---------
Deferred:    Federal..................................................          6          7         17
             Foreign..................................................          8     --             (2)
             State....................................................          6          1          2
                                                                        ---------  ---------  ---------
                                                                               20          8         17
                                                                        ---------  ---------  ---------
                                                                        $      79  $      96  $      63
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

                                                                          1995       1996       1997
                                                                        ---------  ---------  ---------
Income before income taxes:
  U.S.................................................................  $     124  $     232  $     196
  Foreign.............................................................          6        (75)       (62)
                                                                        ---------  ---------  ---------
                                                                        $     130  $     157  $     134
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                            SHARE DATA) (CONTINUED)

    A reconciliation of income taxes calculated at the U.S. federal tax statutory rate to PBG's provision for income taxes is set forth below:

                                                                            1995       1996       1997
                                                                          ---------  ---------  ---------
Income taxes computed at the U.S. federal statutory rate................       35.0%      35.0%      35.0%
State income tax, net of federal tax benefit............................        4.3        4.6        4.3
Effect of differences in foreign tax rates..............................       (2.4)      (0.1)      (8.1)
U.S. goodwill and other nondeductible expenses..........................       13.0       10.4       12.7
U.S. franchise rights...................................................        9.7        9.4     --
Other, net..............................................................        1.2        1.8        3.1
                                                                                ---        ---        ---
Total effective income tax rate.........................................       60.8%      61.1%      47.0%
                                                                                ---        ---        ---
                                                                                ---        ---        ---

The details of the 1996 and 1997 deferred tax liabilities (assets) are set forth below:

                                                                             1996       1997
                                                                           ---------  ---------
Intangible assets and property, plant and equipment......................  $   1,193  $   1,201
Other....................................................................         49         35
                                                                           ---------  ---------
Gross deferred tax liabilities...........................................      1,242      1,236
                                                                           ---------  ---------
                                                                           ---------  ---------
Net operating loss carryforwards.........................................        (77)       (76)
Employee benefit obligations.............................................        (85)       (85)
Bad debts................................................................        (20)       (20)
Various liabilities and other............................................       (172)      (152)
                                                                           ---------  ---------
Gross deferred tax assets................................................       (354)      (333)
Deferred tax asset valuation allowance...................................         84         80
                                                                           ---------  ---------
Net deferred tax assets..................................................       (270)      (253)
                                                                           ---------  ---------
Net deferred tax liability...............................................  $     972  $     983
                                                                           ---------  ---------
                                                                           ---------  ---------
Included in:
Prepaid expenses, deferred income taxes and other current assets.........  $    (104) $     (93)
Deferred income taxes....................................................      1,076      1,076
                                                                           ---------  ---------
                                                                           $     972  $     983
                                                                           ---------  ---------
                                                                           ---------  ---------

    Valuation allowances, which reduce deferred tax assets to an amount that will more likely than not be realized, have increased by $18 million and $47 million in 1995 and 1996, respectively, and decreased by $4 million in 1997.

    Net operating loss carryforwards totaling $227 million at December 27, 1997, are available to reduce future taxes of certain foreign subsidiaries, primarily related to Spain. Of these carryforwards, $4 million expire in 1998 and $223 million expire at various times between 1999 and 2004. A full valuation allowance has been established for these net operating loss carryforwards.

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                            SHARE DATA) (CONTINUED)

NOTE 14--GEOGRAPHIC DATA

    PBG operates in one industry--carbonated soft drinks and other ready-to-drink beverages. PBG does business in 39 states and the District of Columbia in the U.S. Outside the U.S., PBG does business in eight Canadian provinces, Spain, Greece and Russia.

                                                                              NET SALES
                                                                   -------------------------------
                                                                     1995       1996       1997
                                                                   ---------  ---------  ---------
U.S..............................................................  $   5,288  $   5,476  $   5,584
Other countries..................................................      1,105      1,127      1,008
                                                                   ---------  ---------  ---------
                                                                   $   6,393  $   6,603  $   6,592
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------


                                                                          LONG-LIVED ASSETS
                                                                   -------------------------------
                                                                     1995       1996       1997
                                                                   ---------  ---------  ---------
U.S..............................................................  $   4,804  $   4,792  $   4,918
Other countries..................................................      1,029        982        934
                                                                   ---------  ---------  ---------
                                                                   $   5,833  $   5,774  $   5,852
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Included in other assets on the Combined Balance Sheets are $24 million, $32 million and $64 million of investments in joint ventures at December 30, 1995, December 28, 1996, and December 27, 1997, respectively. PBG's equity income or loss in such joint ventures was $11 million equity income in 1995 and $1 million and $12 million equity loss in 1996 and 1997, respectively.

NOTE 15--TRANSACTIONS WITH PEPSICO

    PBG purchases concentrate from PepsiCo to be used in the production of carbonated soft drinks and other non-alcoholic beverages. PBG also produces or distributes other products and purchases finished goods and concentrate through various arrangements with PepsiCo or PepsiCo joint ventures. Such purchases are reflected in cost of sales.

    PepsiCo and PBG share a business objective of increasing availability and consumption of Pepsi-Cola beverages. Accordingly, PepsiCo provides PBG with various forms of marketing support to promote Pepsi-Cola beverages. This support covers a variety of initiatives, including marketplace support, marketing programs, capital equipment investment and shared media expense. PepsiCo and PBG each record their share of the cost of marketing programs in their financial statements. Based on the objective of the programs and initiatives, marketing support is recorded as an adjustment to net sales or a reduction of selling, delivery and administrative expense. There are no conditions or requirements which could result in the repayment of any support payments received by PBG.

    PBG manufactures and distributes fountain products and provides fountain equipment service to PepsiCo customers in certain territories in accordance with the Pepsi Beverage Agreements. PBG pays a royalty fee to PepsiCo for the AQUAFINA trademark.

    PepsiCo provides certain administrative support to PBG, including procurement of raw materials, transaction processing such as accounts payable and credit and collection, certain tax and treasury services and information technology maintenance and systems development. PBG also subleases its headquarters building from PepsiCo. These services are more fully described in the Shared Services Agreement between the two companies.

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                            SHARE DATA) (CONTINUED)

    The Combined Statements of Operations include the following income (expense) amounts as a result of transactions with PepsiCo:

                                                                  1995       1996       1997
                                                                ---------  ---------  ---------
Net sales.....................................................  $     189  $     220  $     216
Cost of sales.................................................     (1,015)    (1,067)    (1,188)
Selling, delivery and administrative expenses.................        171        176        215

NOTE 16--CONTINGENCIES

    PBG is subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. Management believes that the ultimate liability, if any, in excess of amounts already recognized arising from such claims or contingencies is not likely to have a material adverse effect on PBG's annual results of operations or financial condition.

NOTE 17--SUBSEQUENT EVENTS (UNAUDITED)

    During 1998, PBG acquired independent PepsiCo bottlers in the U.S. and Canada and the remaining interest in its bottling joint venture in Russia for an aggregate cash purchase price of $543 million. These acquisitions will be accounted for by the purchase method. The purchase prices have been preliminarily allocated to the estimated fair value of the assets acquired and liabilities assumed. Franchise rights, goodwill and other intangibles recorded in connection with these acquisitions was $450 million and will be amortized over no more than 40 years.

    In recent years, PBG has invested in Russia to build infrastructure and to fund start-up manufacturing and distribution costs. Approximately 1% of PBG's net sales in fiscal 1997 and 2% in the thirty-six weeks ended September 5, 1998 were attributable to PBG's operations in Russia; during such periods, operating losses amounted to $50 million and $57 million, respectively, and cash requirements for investing activities and to fund operations were $71 million and $168 million, respectively. A substantial portion of such cash requirements was attributable to PBG's purchase of a 25% interest in a Russian bottler in 1997, and PBG's purchase of the remaining interest in such bottler in 1998.

    The recent economic turmoil in Russia has had a further adverse effect on PBG's results of operations, cash flows and financial condition during its fourth fiscal quarter. Net sales in Russia are denominated in rubles, which in August 1998 experienced significant devaluation against the U.S. dollar, whereas a substantial portion of the expenses of PBG's Russian bottling operations are denominated in U.S. dollars. In addition, the current Russian economic crisis has caused a significant drop in demand resulting in lower net sales and increased operating losses. PBG has taken actions to reduce its fixed cost structure in response to these economic events. PBG is evaluating the extent of impairment of its long-lived assets in Russia, which will be recorded in the fourth quarter of 1998.

                         THE PEPSI BOTTLING GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (TABULAR DOLLARS IN MILLIONS, EXCEPT PER
                            SHARE DATA) (CONTINUED)

NOTE 18--SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                        FIRST       SECOND        THIRD       FOURTH     FISCAL YEAR ENDED
1996                                   QUARTER      QUARTER      QUARTER      QUARTER    DECEMBER 28, 1996
-----------------------------------  -----------  -----------  -----------  -----------  -----------------
Net sales..........................   $   1,280    $   1,656    $   1,803    $   1,864       $   6,603
Gross profit.......................         547          695          748          769           2,759
Operating income (loss)............          57          153          182          (29)            363
Net income (loss)..................          (8)          52           80          (63)             61

                                        FIRST       SECOND        THIRD       FOURTH     FISCAL YEAR ENDED
1997                                   QUARTER      QUARTER      QUARTER      QUARTER    DECEMBER 27, 1997
-----------------------------------  -----------  -----------  -----------  -----------  -----------------
Net sales..........................   $   1,306    $   1,585    $   1,786    $   1,915       $   6,592
Gross profit.......................         561          673          735          791           2,760
Operating income (loss)............          50          140          159          (12)            337
Net income (loss)..................      --               55           56          (40)             71

                         THE PEPSI BOTTLING GROUP, INC.

                  CONDENSED COMBINED STATEMENTS OF OPERATIONS

                (IN MILLIONS, EXCEPT PER SHARE DATA, UNAUDITED)

         THIRTY-SIX WEEKS ENDED SEPTEMBER 6, 1997 AND SEPTEMBER 5, 1998

                                                                                           THIRTY-SIX WEEKS ENDED
                                                                                        ----------------------------
                                                                                        SEPTEMBER 6,   SEPTEMBER 5,
                                                                                            1997           1998
                                                                                        -------------  -------------
NET SALES.............................................................................    $   4,677      $   4,988
Cost of sales.........................................................................        2,708          2,936
                                                                                             ------         ------
GROSS PROFIT..........................................................................        1,969          2,052
Selling, delivery and administrative expenses.........................................        1,621          1,760
                                                                                             ------         ------
OPERATING INCOME......................................................................          348            292
Interest expense, net.................................................................          140            146
                                                                                             ------         ------
INCOME BEFORE INCOME TAXES............................................................          208            146
Income tax expense....................................................................           97             76
                                                                                             ------         ------
NET INCOME............................................................................    $     111      $      70
                                                                                             ------         ------
                                                                                             ------         ------
PRO FORMA EARNINGS PER SHARE..........................................................
PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING.........................................

  See accompanying notes to unaudited Condensed Combined Financial Statements.

                         THE PEPSI BOTTLING GROUP, INC.

                  CONDENSED COMBINED STATEMENTS OF CASH FLOWS

                            (IN MILLIONS, UNAUDITED)

         THIRTY-SIX WEEKS ENDED SEPTEMBER 6, 1997 AND SEPTEMBER 5, 1998

                                                                                                     1997       1998
                                                                                                   ---------  ---------
CASH FLOWS--OPERATIONS
Net income.......................................................................................  $     111  $      70
Adjustments to reconcile net income to net cash provided by operations:
  Depreciation...................................................................................        213        238
  Amortization...................................................................................         86         82
  Deferred income taxes..........................................................................         15         37
  Other noncash charges and credits, net.........................................................          6         47
  Changes in operating working capital, excluding effects of acquisitions and dispositions:
      Trade accounts receivable..................................................................       (147)      (211)
      Inventories................................................................................        (50)       (48)
      Prepaid expenses, deferred income taxes and other current assets...........................        (39)        (2)
      Accounts payable and other current liabilities.............................................         23         32
      Trade accounts payable to PepsiCo..........................................................         34         35
      Income taxes payable.......................................................................         --         (5)
                                                                                                   ---------  ---------
  Net change in operating working capital........................................................       (179)      (199)
                                                                                                   ---------  ---------
NET CASH PROVIDED BY OPERATIONS..................................................................        252        275
                                                                                                   ---------  ---------
CASH FLOWS--INVESTMENTS
Capital expenditures.............................................................................       (325)      (356)
Acquisitions of bottlers and investments in affiliates...........................................        (36)      (269)
Sales of bottling operations and property, plant and equipment...................................         20         20
Other, net.......................................................................................         --        (18)
                                                                                                   ---------  ---------
NET CASH USED FOR INVESTMENTS....................................................................       (341)      (623)
                                                                                                   ---------  ---------
CASH FLOWS--FINANCING
Short-term borrowings--three months or less......................................................        (14)        40
Proceeds from third party debt...................................................................         --         47
Payments of third party debt.....................................................................        (11)       (33)
Increase in advances from PepsiCo................................................................        129        264
                                                                                                   ---------  ---------
NET CASH PROVIDED BY FINANCING...................................................................        104        318
                                                                                                   ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS.....................................         (1)        (1)
                                                                                                   ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.............................................         14        (31)
CASH AND CASH EQUIVALENTS--BEGINNING OF YEAR.....................................................         40         86
                                                                                                   ---------  ---------
CASH AND CASH EQUIVALENTS--END OF PERIOD.........................................................  $      54  $      55
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------
SUPPLEMENTAL CASH FLOW INFORMATION
  NON-CASH INVESTING AND FINANCING ACTIVITIES:
    PepsiCo capital stock issued in conjunction with acquisitions of bottlers....................  $      14  $      --
    Liabilities incurred and/or assumed in conjunction with acquisitions of bottlers.............  $       3  $      71

  See accompanying notes to unaudited Condensed Combined Financial Statements.

                         THE PEPSI BOTTLING GROUP, INC.

                       CONDENSED COMBINED BALANCE SHEETS

                                 (IN MILLIONS)

                    DECEMBER 27, 1997 AND SEPTEMBER 5, 1998

                                                                                                 SEPTEMBER 5,
                                                                                                     1998
                                                                                                 (UNAUDITED)
                                                                           DECEMBER 27,   --------------------------
                                                                               1997        HISTORICAL     PRO FORMA
                                                                           -------------  -------------  -----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents................................................    $      86      $      55
Trade accounts receivable, less allowance of $45 and $50, in 1997 and
  1998, respectively.....................................................          808          1,048
Inventories..............................................................          257            321
Prepaid expenses, deferred income taxes and other current assets.........          185            192
                                                                                ------         ------
  TOTAL CURRENT ASSETS...................................................        1,336          1,616

Property, plant and equipment, net.......................................        1,918          2,143
Intangible assets, net...................................................        3,679          3,751
Other assets.............................................................          255            179
                                                                                ------         ------
    TOTAL ASSETS.........................................................    $   7,188      $   7,689
                                                                                ------         ------
                                                                                ------         ------

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts payable and other current liabilities...........................    $     811      $     877
Trade accounts payable to PepsiCo........................................           23             45
Income taxes payable.....................................................          273            274
Short-term borrowings....................................................           40             91
                                                                                ------         ------
  TOTAL CURRENT LIABILITIES..............................................        1,147          1,287

Allocation of PepsiCo long-term debt.....................................        3,000          3,000
Long-term debt due to third parties......................................           96             99
Other liabilities........................................................          350            346
Deferred income taxes....................................................        1,076          1,142

STOCKHOLDER'S EQUITY
Advances from PepsiCo....................................................        1,703          2,046
Accumulated other comprehensive loss.....................................         (184)          (231)
                                                                                ------         ------
  TOTAL STOCKHOLDER'S EQUITY.............................................        1,519          1,815
                                                                                ------         ------
    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY...........................    $   7,188      $   7,689
                                                                                ------         ------
                                                                                ------         ------

  See accompanying notes to unaudited Condensed Combined Financial Statements.

                         THE PEPSI BOTTLING GROUP, INC.

           NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

                         (TABULAR DOLLARS IN MILLIONS)

NOTE 1--BASIS OF PRESENTATION

    The Condensed Combined Balance Sheet at September 5, 1998 and the Condensed Combined Statements of Operations and Cash Flows for the thirty-six weeks ended September 6, 1997 and September 5, 1998 have not been audited, but have been prepared in conformity with the accounting principles applied in the PBG audited Combined Financial Statements for the fiscal year ended December 27, 1997. In the opinion of management, this information includes all material adjustments necessary for a fair presentation. The results for the thirty-six weeks are not necessarily indicative of the results expected for the fiscal year.

NOTE 2--INVENTORIES

                                                                             SEPTEMBER 5, 1998
                                                                             -----------------
  Raw materials and supplies...............................................      $     117
  Finished goods...........................................................            204
                                                                                    ------
                                                                                 $     321
                                                                                    ------
                                                                                    ------

NOTE 3--REPAYMENT OF AMOUNTS OWED TO PEPSICO

    The unaudited pro forma stockholder's equity or deficit gives effect to a $ repayment of certain amounts to PepsiCo.

NOTE 4--ACQUISITIONS

    As explained in Note 17 of the Combined Financial Statements, PBG made certain acquisitions in the thirty-six week period ended September 5, 1998 and in the fourth quarter of 1998 for an aggregate cash purchase price of $269 million and $274 million, respectively. The aggregate purchase price less the fair value of the net assets acquired, including the resulting tax effect, resulted in goodwill of approximately $158 million and $292 million in the thirty-six week period ended September 5, 1998 and the fourth quarter of 1998, respectively. The following table presents the unaudited pro forma combined results of PBG and the aforementioned acquisitions as if they had occurred at the beginning of fiscal year 1997. The pro forma information does not necessarily represent what the actual combined results would have been for these periods and is not intended to be indicative of future results.

                                                                              THIRTY-SIX WEEKS
                                                                   FISCAL    ENDED SEPTEMBER 5,
                                                                    1997            1998
                                                                  ---------  -------------------
Net sales.......................................................  $   6,984       $   5,188
Net income......................................................         75              82

NOTE 5--SUBSEQUENT EVENTS

    Also as described in Note 17 to the Combined Financial Statements, PBG has taken actions to reduce its fixed cost structure in response to recent economic events in Russia. PBG is evaluating the extent of impairment of its long-lived assets in Russia, which will be recorded in the fourth quarter of 1998.

NOTE 6--OTHER COMPREHENSIVE INCOME

    The total other comprehensive income was $23 million for thirty-six weeks ended September 5, 1998.

                         THE PEPSI BOTTLING GROUP, INC.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    The unaudited Pro Forma Condensed Combined Balance Sheet as of September 5, 1998 and the unaudited Condensed Combined Statements of Operations for the year ended December 27, 1997 and the thirty-six weeks ended September 5, 1998 have been prepared from the Condensed Combined Financial Statements and the unaudited Condensed Combined Financial Statements presented elsewhere in this prospectus.

    In 1998, PBG acquired certain bottlers for aggregate cash consideration of $543 million. In connection with the formation of PBG and Bottling LLC, Bottling
LLC assumed $      of indebtedness incurred by PepsiCo through a sale of notes, which is unconditionally guaranteed by PepsiCo and is expected to remain outstanding after the offering. Also, prior to the offering, PBG incurred
$      of indebtedness through a sale of notes and borrowed an additional
$      from banks. All of the net proceeds of the offering will be used to repay
the $      of short-term bank borrowings. Accordingly, PBG is expected to have
$      of long-term indebtedness outstanding after the offering and the application of the net proceeds of the offering.

    PBG and its primary operating subsidiary, Bottling LLC were formed in January 1999. In connection with the formation of PBG and Bottling LLC, PepsiCo contributed bottling assets and businesses to PBG which will be held by Bottling
LLC. As a result of the contribution of the assets, PBG will own   % of Bottling
LLC and PepsiCo will directly own the remaining   %. Accordingly, the unaudited
Pro Forma Condensed Combined Statements of Operations reflect PepsiCo's   %
share of the combined net income of PBG as minority interest.

    The accompanying unaudited Pro Forma Condensed Combined Financial Statements of PBG as of September 5, 1998, and for the fiscal year ended December 27, 1997 and the thirty-six weeks ended September 5, 1998, give effect to the acquisitions of certain bottlers, the indebtedness described above, and, with respect to the Pro Forma Condensed Combined Balance Sheet, gives effect to the offering and the application of the estimated net proceeds therefrom and related transactions as described in the Notes. For purposes of the Pro Forma Condensed Combined Statements of Operations, such transactions are assumed to have occurred on the first day of fiscal 1997. For purposes of the Pro Forma Condensed Combined Balance Sheet, the transactions are assumed to have occurred on September 5, 1998.

    Management believes that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the acquisitions of certain bottlers, the indebtedness incurred, the offering and the application of the net proceeds therefrom. The Pro Forma Condensed Combined Financial Statements do not necessarily reflect what PBG's results of operations or financial position would have been had such transactions been completed as of the dates indicated nor does it give effect to any events other than those discussed in the notes to the unaudited Pro Forma Condensed Combined Financial Statements or to project the results of operations or financial position of PBG for any future period or date. These should be read in conjunction with the Pro Forma Condensed Combined Financial Statements, the unaudited Condensed Combined Financial Statements, Use of Proceeds, and Management's Discussion and Analysis of Results of Operations and Financial Condition, included elsewhere in this prospectus.

                         THE PEPSI BOTTLING GROUP, INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                (IN MILLIONS, EXCEPT PER SHARE DATA, UNAUDITED)

                      FISCAL YEAR ENDED DECEMBER 27, 1997

                                                                               PRO FORMA ADJUSTMENTS
                                                                           ------------------------------
                                                                           ACQUISITIONS AND                 PRO FORMA
                                                                 ACTUAL        OTHER(A)        FINANCING   AS ADJUSTED
                                                                ---------  -----------------  -----------  -----------
NET SALES.....................................................  $   6,592      $     392       $      --    $
Cost of sales.................................................      3,832            244              --
                                                                ---------          -----           -----   -----------
GROSS PROFIT..................................................      2,760            148              --
Selling, delivery and administrative expenses.................      2,423            151(b)           --
                                                                ---------          -----           -----   -----------
OPERATING INCOME (LOSS).......................................        337             (3)             --
Interest expense, net.........................................        203              1                (c)
                                                                ---------          -----           -----   -----------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST..............        134             (4)
Income tax expense (benefit)..................................         63             (2)(d)            (d)
                                                                ---------          -----           -----   -----------
NET INCOME BEFORE MINORITY INTEREST...........................         71             (2)
Minority interest.............................................         --             --                (e)  $
                                                                ---------          -----           -----   -----------
NET INCOME (LOSS).............................................  $      71      $      (2)      $            $
                                                                ---------          -----           -----   -----------
                                                                ---------          -----           -----   -----------
PRO FORMA NET INCOME PER SHARE................................  $
                                                                ---------                                  -----------
                                                                ---------                                  -----------
PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING.................

   See accompanying notes to unaudited Pro Forma Condensed Combined Financial
                                  Statements.

                         THE PEPSI BOTTLING GROUP, INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                (IN MILLIONS, EXCEPT PER SHARE DATA, UNAUDITED)

                    THIRTY-SIX WEEKS ENDED SEPTEMBER 5, 1998

                                                                               PRO FORMA ADJUSTMENTS
                                                                           ------------------------------
                                                                           ACQUISITIONS AND                 PRO FORMA
                                                                 ACTUAL        OTHER(A)        FINANCING   AS ADJUSTED
                                                                ---------  -----------------  -----------  -----------
NET SALES.....................................................  $   4,988      $     200       $      --    $
Cost of sales.................................................      2,936            109              --
                                                                ---------          -----           -----   -----------
GROSS PROFIT..................................................      2,052             91              --
Selling, delivery and administrative expenses.................      1,760             73(b)           --
                                                                ---------          -----           -----   -----------
OPERATING INCOME..............................................        292             18              --
Interest expense, net.........................................        146             --                (c)
                                                                ---------          -----           -----   -----------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST..............        146             18
Income tax expense............................................         76              9(d)             (d)
                                                                ---------          -----           -----   -----------
NET INCOME BEFORE MINORITY INTEREST...........................         70              9
Minority interest.............................................         --             --                (e)
                                                                ---------          -----           -----   -----------
NET INCOME (LOSS).............................................  $      70      $       9       $            $
                                                                ---------          -----           -----   -----------
                                                                ---------          -----           -----   -----------
PRO FORMA NET INCOME PER SHARE................................  $                                           $
                                                                ---------                                  -----------
                                                                ---------                                  -----------
PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING.................

   See accompanying notes to unaudited Pro Forma Condensed Combined Financial
                                  Statements.

                         THE PEPSI BOTTLING GROUP, INC.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                            (IN MILLIONS, UNAUDITED)

                               SEPTEMBER 5, 1998

                                                            PRO FORMA ADJUSTMENTS                                   PRO FORMA
                                                        ------------------------------   PRO FORMA    OFFERING     AS FURTHER
                                             ACTUAL      ACQUISITION(A)     FINANCING   AS ADJUSTED      (D)        ADJUSTED
                                             ---------  -----------------  -----------  -----------  -----------  -------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents..................  $      55      $      33       $            $            $             $
Trade accounts receivable..................      1,048             26
Other current assets.......................        513              9
                                             ---------          -----      -----------  -----------  -----------       ------
TOTAL CURRENT ASSETS.......................      1,616             68
Property, plant and equipment, net.........      2,143             40
Intangible assets, net.....................      3,751            259
Other assets...............................        179            (28)
                                             ---------          -----      -----------  -----------  -----------       ------
TOTAL ASSETS...............................  $   7,689      $     339       $            $            $             $
                                             ---------          -----      -----------  -----------  -----------       ------
                                             ---------          -----      -----------  -----------  -----------       ------
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
Accounts payable and other current
  liabilities..............................  $     877      $      11       $            $            $             $
Short-term borrowings......................         91             --                (b)
Other......................................        319              9
                                             ---------          -----      -----------  -----------  -----------       ------
TOTAL CURRENT LIABILITIES..................      1,287             20
Allocation of PepsiCo long-term debt.......      3,000             --                (c)
Long-term debt due to third parties........         99             --                (c)
Other liabilities..........................        346             --
Deferred income taxes......................      1,142             66
STOCKHOLDER'S EQUITY
Additional paid in capital.................         --             --
Advances from PepsiCo......................      2,046            253                (b)
Accumulated other comprehensive income
  loss.....................................       (231)            --                (e)
                                             ---------          -----      -----------  -----------  -----------       ------
TOTAL STOCKHOLDER'S EQUITY.................      1,815            253
                                             ---------          -----      -----------  -----------  -----------       ------
TOTAL LIABILITIES AND STOCKHOLDER'S
  EQUITY...................................  $   7,689      $     339       $            $            $             $
                                             ---------          -----      -----------  -----------  -----------       ------
                                             ---------          -----      -----------  -----------  -----------       ------

   See accompanying notes to unaudited Pro Forma Condensed Combined Financial
                                  Statements.

                         THE PEPSI BOTTLING GROUP, INC.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1) PRO FORMA ADJUSTMENTS FOR THE CONDENSED COMBINED STATEMENTS OF OPERATIONS

    (a) Reflects the impact of certain acquisitions of bottlers, for aggregate cash consideration of $543 million. The acquisitions have been accounted for using the purchase method. The aggregate purchase price less the fair value of the net assets acquired, including the resulting deferred tax effect, results in goodwill of approximately $450 million, which is being amortized over a period of no more than 40 years. PBG owned approximately 20% of two of these bottlers which were accounted for under the equity method prior to the acquisition of the remaining interest in 1998.

    (b) Reflects incremental corporate overhead costs that PBG is expected to incur on a stand-alone basis of $12 million for fiscal 1997 and $8 million for the thirty-six weeks ended September 5, 1998.

    (c) Reflects interest of $          and $          in fiscal 1997 and the
       first thirty-six weeks of 1998, respectively resulting from the net effect of eliminating the PepsiCo interest expense allocation and
       recording interest expense based on $          ($          incurred by
       PBG and Bottling LLC, respectively) of external debt using an interest
       rate of   %. A change in the interest rate of 1/8% would result in
       movement of interest expense of $          annually and $          for
       the thirty-six weeks ended September 5, 1998.

    (d) Reflects the estimated tax impact of the pro forma adjustments using an effective tax rate of 47.0% for fiscal 1997 and 52.2% for the first thirty-six weeks of 1998.

    (e) In connection with the formation of PBG and Bottling LLC and the contribution of assets and bottling operations from PepsiCo and the
       assumption of indebtedness from PepsiCo, Bottling LLC will be a   % owned
       subsidiary of PBG with PepsiCo owning the remaining   %. Accordingly, the
       pro forma statements of operations reflect PepsiCo's   % minority
       interest in the net income of Bottling LLC.

(2) PRO FORMA ADJUSTMENTS FOR THE CONDENSED COMBINED BALANCE SHEET

    (a) Reflects the net assets acquired including resulting goodwill of $336 million from an October 1998 bottler acquisition for cash consideration of $273 million and the elimination of our 20% investment.

    (b) Reflects the $          ,   % loan PBG will incur prior to the offering
       and the use of the proceeds to repay certain payables and indebtedness to PepsiCo.

    (c) Records the estimated $          of combined external debt PBG expects
       to incur prior to the offering to repay certain payables and indebtedness to PepsiCo. This debt will be made up of the following:

        - $          ,   % to be incurred by Bottling LLC, PBG's principal
    operating subsidiary.

        - $          ,   % to be incurred by PBG.

    (d) Records the estimated net proceeds from issuance of   shares of PBG
       capital stock from this offering and the repayment of PBG's $ short-term bank loan.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    Through and including       , 1999 (the 25(th) day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                         SHARES

                         THE PEPSI BOTTLING GROUP, INC.

                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS

                               ------------------

                              MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER

                                        , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                                                                                                         AMOUNT TO
                                                                                                          BE PAID
                                                                                                        -----------
Registration fee......................................................................................   $ 278,000
NASD Filing fee.......................................................................................      30,500
New York Stock Exchange listing fee...................................................................           *
Transfer agent's fees.................................................................................           *
Printing and engraving expenses.......................................................................           *
Legal fees and expenses...............................................................................           *
Accounting fees and expenses..........................................................................           *
Blue Sky fees and expenses............................................................................           *
Miscellaneous.........................................................................................           *
                                                                                                        -----------
      Total...........................................................................................   $       *
                                                                                                        -----------
                                                                                                        -----------

------------------------

*   To be filed by amendment

    Each of the amounts set forth above, other than the Registration fee and the NASD filing fee, is an estimate.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Eighth of the Registrant's certificate of incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

    Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability.

    The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

    The proposed forms of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since January 1, 1996, the Registrant has sold the following securities without registration under the Securities Act of 1933:

    None

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) The following exhibits are filed as part of this Registration Statement:

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  ------------------------------------------------------------------------------------
       1     Form of Underwriting Agreement*
       3.1   Certificate of incorporation
       3.2   Bylaws
       4     Form of common stock certificate*
       5     Opinion of Davis Polk & Wardwell*
      10.1   Form of Master Bottling Agreement*
      10.2   Form of Separation Agreement*
      10.3   Form of Shared Services Agreement*
      10.4   Form of Tax Separation Agreement*
      10.5   Form of Employee Programs Agreement*
      10.6   Form of Registration Rights Agreement*
      21     Subsidiaries of the Registrant*
      23.1   Consent of KPMG LLP
      23.2   Consent of Davis Polk & Wardwell (included in Exhibit 5)*
      24     Power of Attorney (included on signature page)
      27     Financial Data Schedule

------------------------

*   To be filed by amendment.

    (b) The following financial statement schedule is filed as part of this Registration Statement:

    Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

    The undersigned hereby undertakes:

    (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Purchase, New York, on the 8th day of January, 1999.

                                THE PEPSI BOTTLING GROUP, INC.

                                By:  /s/ JOHN T. CAHILL
                                       ----------------------------------------
                                       John T. Cahill
                                       Executive Vice President and Chief
                                       Financial Officer

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lawrence F. Dickie and Pamela C. McGuire, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) relating to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and things requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURES                      TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ CRAIG E. WEATHERUP
------------------------------  Principal Executive           January 8, 1999
      Craig E. Weatherup          Officer and Director

      /s/ JOHN T. CAHILL
------------------------------  Principal Financial           January 8, 1999
        John T. Cahill            Officer and Director

    /s/ PETER A. BRIDGMAN
------------------------------  Controller and Principal      January 8, 1999
      Peter A. Bridgman           Accounting Officer

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                         THE PEPSI BOTTLING GROUP, INC.
                                 (IN MILLIONS)

                                                                  ADDITIONS
                                      BALANCE      ----------------------------------------
                                        AT            CHARGED TO                                                  BALANCE
                                     BEGINNING         COSTS AND           CHARGED TO                            AT END OF
          DESCRIPTION                OF PERIOD         EXPENSES          OTHER ACCOUNTS        DEDUCTIONS         PERIOD
--------------------------------  ---------------  -----------------  ---------------------  ---------------  ---------------
FISCAL YEAR ENDED:

DECEMBER 30, 1995
  Allowance for losses on trade
    accounts receivable.........     $      64         $      16            $    5 (a)          $   20 (b)       $      65

DECEMBER 28, 1996
  Allowance for losses on trade
    accounts receivable.........     $      65         $       8            $    4 (a)          $   12 (b)       $      65

DECEMBER 27, 1997
  Allowance for losses on trade
    accounts receivable.........     $      65         $       6            $    2 (a)          $   28 (b)       $      45

------------------------

(a) Represents recoveries of amounts previously written off.

(b) Charge off of uncollectible accounts.

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                                     DESCRIPTION                                      SEQUENTIALLY NUMBERED PAGE
-----------  ----------------------------------------------------------------------------  ---------------------------------

         1   Form of Underwriting Agreement*.............................................

       3.1   Certificate of incorporation................................................

       3.2   Bylaws......................................................................

         4   Form of common stock certificate*...........................................

         5   Opinion of Davis Polk & Wardwell*...........................................

      10.1   Form of Master Bottling Agreement*..........................................

      10.2   Form of Separation Agreement*...............................................

      10.3   Form of Shared Services Agreement*..........................................

      10.4   Form of Tax Separation Agreement*...........................................

      10.5   Form of Employee Programs Agreement*........................................

      10.6   Form of Registration Rights Agreement*......................................

        21   Subsidiaries of the Registrant*.............................................

      23.1   Consent of KPMG LLP.........................................................

      23.2   Consent of Davis Polk & Wardwell (included in Exhibit 5)*...................

        24   Power of Attorney (included on signature page)..............................

        27   Financial Data Schedule.....................................................

------------------------

*   To be filed by amendment.